Form 20-F
period 2010-09-30
Lizhan Environmental Corp
filed 2011-02-01
CIK 1489784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

FORM 20-F
_____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number

Lizhan Environmental Corporation
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 716, Qifu Road, Wutong Street, Tongxiang
Zhejiang Province, 314500, People’s Republic of China
(Address of Principal Executive Offices)

Tel: (86) 573-88986299 Fax: (86)-573-88986399
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common shares, par value US$0.32 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 1, 2011 was: 13,643,750 ordinary shares, par value $0.32 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

LIZHAN ENVIRONMENTAL CORPORATION
FORM 20-F ANNUAL REPORT

PART III

Item 17.	Financial Statements	78

Item 18.	Financial Statements	78

Item 19.	Exhibits	78

CERTAIN INFORMATION

In this annual  report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Lizhan Environmental” refer to Lizhan Environmental Corporation, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China.  All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On January 31, 2011, the cash buying rate announced by the People’s Bank of China was RMB 6.6017 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.  Directors and Senior Management

Not Applicable.

1.B.  Advisors

Not Applicable.

1.C.  Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2009 and 2010 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statement of income data for the fiscal year ended September 30, 2008 and the balance sheet data as of September 30, 2008 have been derived from audited financial statements that are not included in this annual report. The consolidated statement of income data for the fiscal years ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2006 and 2007 have been derived from unaudited financial statements that are not included in this annual report. The consolidated income and balance sheet data as of, and for the year ended, September 30, 2006 reflect our operations and financial condition from December 6, 2005, which was the date Lizhan Textile (Zhejiang) Co., Ltd., or Lizhan Textile, was formed, through September 30, 2006. Until production activities commenced in November 2007, Lizhan Textile was engaged in research and development activities. The consolidated income and balance sheet data as of, and for the fiscal year ended, September 30, 2005 has been omitted because such information is not applicable. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the Year Ended September 30,
	2010 (Audited)	2009 (Audited)	2008 (Audited)	2007 (Unaudited)	2006 (Unaudited)
Net Sales	$46,321,225	$21,612,541	$13,124,439	$—	$—
Cost of sales	(35,042,898)	(17,868,408)	(10,628,938)	—	—
Gross profit	11,278,327	3,744,133	2,495,501	—	—
Operating expenses
General and administrative expenses	(2,110,506)	(1,053,752)	(590,132)	(50,465)	(8,707)
Research and development expenses	(136,398)	(64,991)	(32,186)	—	—
Selling and marketing expenses	(634,544)	(322,133)	(260,290)	—	—
Total Operating Expenses	(2,881,448)	(1,440,876)	(882,608)	(50,465)	(8,707)
Operating income/(loss)	8,396,879	2,303,257	1,612,893	(50,465)	(8,707)
Other income and (expense):
Other income	1,139,445	610,548	9,393	—	—
Exchange loss	(49,788)	(24,963)	(20,950)	—	—
Interest income	26,721	19,972	17,103	—	—
Interest expense	(300,609)	(166,186)	(123,199)	—	—
Other expenses, net	(142,419)	(11,330)	(9,095)	(16,367)	—
Total other income (expenses), net	673,350	428,041	(126,748)	(16,367)	—
Income/(loss) before income taxes	9,070,229	2,731,298	1,486,145	(66,832)	(8,707)
Income tax expenses	(912,249)	—	(1,010)	—	—
Net income/(loss)	8,157,980	2,731,298	1,485,135	(66,832)	(8,707)
Net loss attributable to non—controlling interest	28,127	—	—	—	—
Net income attributable to the Company	8,186,107	2,731,298	1,485,135	(66,832)	(8,707)
Other comprehensive income (loss)
Foreign currency translation adjustment	422,497	(6,026)	362,789	94,638	14,635
Less: Foreign currency translation adjustments attributable to non—controlling interest	(1,906)	—	—	—	—
Comprehensive Income	$8,606,698	$2,725,272	$1,847,924	$27,806	$5,928
Earnings per common share — Basic and fully diluted	$0.74	$0.25	$0.14	$—	$—

Balance Sheet Data (at end of year)	September 30,
(in U.S. Dollars)	2010	2009	2008	2007	2006
	Audited	Audited	Audited	Unaudited	Unaudited
Cash and cash equivalents	$2,597,366	$864,162	$706,459	$112,639	$159,200
Total current assets	18,127,675	11,400,067	6,508,672	708,505	181,125
Total other assets	26,558,839	9,526,249	7,583,781	2,475,246	732,367
Total assets	44,686,514	20,926,316	14,092,453	3,183,751	913,492

Total liabilities	26,341,222	12,803,407	9,385,368	700,445	95,212
Total stockholders’ equity	18,345,292	8,122,909	4,707,085	2,483,306	818,280
Total liabilities and stockholders’ equity	$44,686,514	$20,926,316	$14,092,453	$3,183,751	$913,492

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

Not Applicable.

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

You should carefully consider the risks described below in evaluating our business. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this annual report, including our consolidated financial statements and the related notes and the section entitled “Operating and Financial Review and Prospects.”

Risks Related to Our Business and Our Industry

We have a limited operating history which provides limited reference for you to evaluate our ability to achieve our business objectives.

We were formed in August 2009 as a Cayman Islands exempted limited liability company. One of our operating subsidiaries, Lizhan Textile, was formed in the PRC as a limited liability company on December 6, 2005 and our other operating subsidiary, Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, was formed in the PRC as a wholly foreign owned enterprise on December 8, 2009. Lizhan Textile did not generate significant revenues prior to our 2008 fiscal year and Hongzhan has not generated any revenue to date. Our financial condition, results of operations and future success will depend on our ability to continue to operate and expand our business profitably and to achieve significant economies of scale. Our company has a limited operating history, is subject to the risks and uncertainties associated with early stage companies and prior to our 2008 fiscal year operated at a loss. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that we will be able to operate our expanded business profitably. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

During the past two fiscal years, we spent a significant amount of cash on our operational and investment activities, principally to procure raw materials for our products, to construct our Evergreen Product facilities and to acquire capital equipment. We financed operational and investment activities mainly from cash generated from operations, short-term bank loans and proceeds from bank acceptance notes payable. Subsequent to September 30, 2010, we converted a portion of our short-term loans to long-term loans, as discussed below under the heading “Operating and Financial Review as Prospects.” If we fail to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

Our short-term and long-term loans are from Chinese banks and are generally secured by our buildings, land use rights, and guarantees provided by our Chairman Mr. Liu and other unrelated parties. The term of all short-term loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Management anticipates that our existing capital resources and cash flows from operations and current and expected bank loans, bank facilities and lines of credit will be adequate to satisfy our liquidity requirements for the next twelve months. However, if available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

The capital we recently raised is insufficient to meet our capital needs, and we may be required to curtail or significantly reduce our expansion plans.

In November 2010, we raised $10.0 million in an initial public offering. We will use the proceeds of such offering to install Evergreen Product production lines. However, the capital we raised in our initial public offering is insufficient to meet our capital needs for this expansion.  Consequently, we require additional capital to expand the production capacity of our Evergreen Products and develop a distribution network for our Evergreen Products. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital may reduce our ability to develop our business. If we are unable to obtain additional financing, we will likely be required to curtail or significantly reduce our expansion plans. Further, in the event that we were to raise equity in the future to finance future growth, any such additional equity financing may involve substantial dilution to our then existing shareholders.

Price inflation in China could affect our results of operation if we are unable to pass along raw material price increases to our customers.

Inflation in China has recently increased. Recent reports indicate that inflation in China increased to a 28-month high in November 2010. Because we purchase raw materials from suppliers in China, price inflation has recently caused an increase in the cost of our raw materials.  Price inflation could affect our results of operation if we are unable to pass along raw material price increases to customers.  Similarly, the cost of the recent construction of our Evergreen Products facilities and the installation of our first Evergreen Product production line increased to an aggregate of approximately $13.0 million because of recent inflationary trends, and we currently anticipate that the installation of Evergreen Product production lines 2, 3 and 4 will cost approximately $12.0 million in the aggregate.  In addition, if inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen some of the competitive advantages of our being based in China. Accordingly, inflation in China may weaken our competitiveness domestically or in international markets.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in November 2007. Our revenues have grown from approximately $13.1 million for the year ended September 30, 2008 to approximately $46.3 million for the year ended September 30, 2010. The total number of our employees has grown from approximately 242 as of September 30, 2008 to 371 as of September 30, 2010. In addition, we recently completed the testing of the first of our Evergreen Product production lines and expect to begin mass production in mid-February. We intend to add a second Evergreen Product production line in May 2011.  We expect our future growth to place significant demands on both our management and our resources. This will require us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

•      recruiting, training and retaining sufficient skilled technical, sales and management personnel;

•      adhering to our high quality and process execution standards;

•      maintaining high levels of customer satisfaction;

•      creating and managing economies of scale;

•      maintaining and managing costs to correspond with timeliness of revenue recognition; and

•	developing and improving our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls.

Any inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

In the event that we encounter difficulties in developing or selling our Evergreen Products, or if our customers are not satisfied with our Evergreen Products, our business and financial condition may be materially and adversely affected.

Outside of research and developments testing, we have never mass produced or sold our Evergreen Products. In the event that we encounter difficulties in, or failures with respect to, the installation of machinery and personnel, the manufacture or sale of these products or the development of a new nationwide distribution network, our business and financial condition may be materially and adversely affected. With respect to our first Evergreen Product production line, we initially anticipated that mass production would begin in late November 2010 and the second production line in February 2011. However, we decided to delay mass production of our first production line to mid-February in order to make certain technical modifications to parts of the manufacturing equipment to ensure that the quality of the new Evergreen Products meets our standards and the standards of our customers, and further delays in the mass production or sales of these products are possible.  We now expect the second production line to begin operating by May 2011 as a result of these modifications, although further delays are possible.  Further, even if we do not encounter such difficulties, our customers may not be satisfied with our Evergreen Products or a market for the Evergreen Products may never develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent the production or sale of our new Evergreen Products.

If we fail to offer products that our customers or consumers find attractive, the demand for our products may be limited.

In order for our business to be successful, our product offerings must be useful to consumers, well made and affordable. We may not be successful in offering products that meet these requirements in the future. If our products become less popular with our customers or consumers, or if new products do not become popular with our customers or consumers, or if demand generally for products such as ours decreases or fails to grow, our sales may decline or we may be required to offer our products at lower prices. If customers buy fewer of our products, or if we have to reduce our prices, our net sales would decline and our operating results would be affected adversely.

We believe that our future growth will be substantially dependent on the continued increase in sales growth of existing core products, such as our ultrasuede and synthetic leather powder products and our new Evergreen Products, while at the same time maintaining or increasing our current gross margin rates. During fiscal year 2009, we launched, and increased rapidly, the production and sales of our recycled leather flocked fabric products, which consist of fabrics that are flocked with recycled leather powder that improve the texture of the fabric. Our recycled leather flocked fabric products are higher margin products and are more environmentally friendly than other purely chemical-based products. We recently completed the testing of the first of our Evergreen Product production lines and intend to begin large scale production in mid-February. We also intend to install a second Evergreen Product production line in May 2011. The genuine leather content and profit margins of these Evergreen Products are expected to be even greater than our recycled leather flocked fabric products. However, we may not be able to increase the growth of existing core products or successfully introduce our Evergreen Products or other new products, or to maintain or increase our gross margin rates in future periods. Failure to do so may adversely affect our business.

Moreover, in order to meet our strategic goals, we must successfully identify, obtain supplies of, and offer our customers high quality products on a continuous basis. These products must appeal to a wide range of residential and commercial consumers whose preferences may change in the future. If we misjudge either the market for our products or our customers’ or consumers’ purchasing habits, we may be faced with significant excess inventories for some products and missed opportunities for products we choose not to stock. In addition, our sales may decline or we may be required to sell our products at lower prices. This would adversely affect our business.

We intend to install additional Evergreen Product production lines, which, among other things, may continue to divert our resources and may cause our margins to suffer.

Our goal over the next several years will be to increase production and sales of our new Evergreen Products. This process has diverted, and could continue to divert, resources, including the focus of our management, from the operation of our business. In addition, our recent initial public offering, and attention to our new obligations as a U.S. reporting company, have diverted, and may in the future divert the focus of our management from the operation of our business and from the installation of our Evergreen Product production lines. The anticipated expansion of our Evergreen Products capabilities will increase our costs and potentially decrease operating margins before mass production is initiated and revenue is generated, which could, individually or in the aggregate, negatively impact our business, financial condition and results of operations.

Our plans to develop a nationwide network for our new Evergreen Products in the future entail numerous risks which could materially and adversely affect our business and financial condition.

Currently, many of our domestic customers are located in close proximity to our facilities. We deliver our products directly to the manufacturing facilities of these customers. However, our long-term business strategy relies in large part on establishing a nationwide distribution network throughout the PRC for our new Evergreen Products. Risks affecting our expansion include challenges caused by geographic distance, cultural differences, compliance with regulations which differ from those to which we are accustomed, expertise and performance of potential distributors and the inability to effectively enforce contractual or other legal rights. These risks could result in increased and unbudgeted costs associated with servicing new markets, which could in turn materially and adversely affect our business and financial condition.

Our revenues and profitability could be impacted because of our dependence on cost efficient raw materials.

The principal raw materials that we use to produce our fabrics are leather waste and chemical fiber based materials. Our ability to continue to obtain raw materials is subject to the continued reliability and viability of our suppliers. We launched the production of recycled leather flocked fabric in fiscal year 2009, which are flocked with recycled leather waste, a lower cost material. Our Evergreen Products will also be manufactured from recycled leather waste.  The number of recycled leather waste suppliers that we use is currently relatively small.  As we expand our Evergreen Product production over the next several years, we are unable to obtain adequate or timely deliveries of required raw materials from these suppliers, we may be unable to find a replacement that is capable of manufacturing sufficient quantities of our products on a timely basis and at a reasonable cost. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation and could negatively impact our revenues. Furthermore, if we are unable to obtain our raw materials, and in particular leather waste, at cost efficient levels, our ability to generate profits may be harmed.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials, including leather waste, PU, ultrasuede grey cloth, backing fabric and resin, on a timely basis from our suppliers. Our supplies are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency before the materials are shipped to us or our customers. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

We may have to increase the number of our suppliers of raw materials in the future to meet growing production demands. Despite our efforts to control our supply of raw materials and maintain good relationships with our suppliers, we could lose one or more of our suppliers at any time. The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability. In addition, if we have to increase the number of our suppliers in the future to meet growing production demands, we may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs. Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

Because our sales and profitability fluctuate on a seasonal basis, our results of operations may fluctuate from quarter to quarter.

Our production and sales slow considerably during and around the Chinese New Year, which usually occurs during the quarter ended March 31, as a result of the closing of our facilities and the facilities of many of our customers for the New Year’s celebration, as well as the shutting down of our steamers for an annual inspection by local authorities. In addition, our sales volume declines during summer due to the slow demand from the international markets while consumer spending is generally slower for furniture and garments.  Consequently, our results of operations may fluctuate from quarter to quarter.  In addition, any significant decrease in sales during the remainder of the year would have a material adverse effect on our business, our financial condition and our results of operations.

We face intense competition, and if we are unable to compete effectively we may not be able to maintain profitability.

The synthetic leather industry is highly fragmented but highly competitive. We compete with many other companies located in the PRC and internationally that manufacture fabrics similar to ours. Many of our competitors are larger companies with greater financial resources than us. In addition, we expect that as demand in the PRC and in other foreign countries for high quality, low cost synthetic leather and other fabric products continue to grow, new competitors will enter the market. In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could adversely affect our net sales in the future. Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters. As a result, increased competition may adversely affect our future financial performance or reputation.

Any loss or limitations on our rights to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition.

We currently have an exclusive long-term license to use the key patents and patent applications which protects the technology to be used in the manufacture of our new Evergreen Products. We are, and will continue to be, reliant upon the owner of this patent to protect his intellectual property rights to this technology. While we are not aware of any disputes between the patent owner and us or any third party, the patent owner may determine not to protect his intellectual property rights that we license from him and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of the patent owner. Upon the termination of the license agreement for this patent, we may no longer continue to have proprietary rights to the intellectual property that we license from the patent owner. Any loss or limitations on our right to use the intellectual property licensed from the patent owner could have a material adverse effect on our business, operating results and financial condition. In addition, in many countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent.

We are subject to third party claims of intellectual property infringement, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time in the course of our business, we are subject to claims of patent infringement or other intellectual property infringement. Additional infringement claims may be asserted against us in the future. We may also be required to change our methodologies so as not to use any allegedly infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation relating to intellectual property infringement, whether we ultimately win or lose, could be time-consuming and costly and/or injure our reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss, misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel. While we are not aware of any infringement on our intellectual property, our ability to compete successfully and to achieve future revenue growth will depend, in significant part on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still in an early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated, and other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights may not be as expansive or certain in China as they would in many Western countries, including the United States. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended September 30, 2008, and 2009 and 2010, our five largest customers contributed approximately 75.4%, 74.9% and 79.1% of our total sales, respectively, while one of our single largest customers accounted for 26.5%, 32.6%, and 30.4% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures which may have a material adverse effect on our growth and our revenues. The volume of work performed for specific customers is likely to vary from year to year, especially since we are not the exclusive provider for many of our customers, including all of our automobile upholstery customers. Furthermore, we do not have an exclusivity arrangement with any of our customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our growth and our revenues and harm our reputation in the industry. Moreover, the loss of any one of our major customers could require us to initiate involuntary attrition, which in turn could have a material adverse effect on our attrition rate and make it more difficult for us to attract and retain professionals in the future, which could further materially adversely affect our growth and our revenues. In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

Our customers may decide to discontinue purchasing our products, which could materially and adversely affect our growth and our revenues.

Our customers typically retain us through non-exclusive contracts or purchase orders. These agreements typically do not include any commitment by our customers to give us a specific volume of business beyond the particular transaction set forth in the agreement. In addition, the purchase orders that we enter into, including the advance sale purchase orders that we entered into in August 2010 with respect to our Evergreen Products, generally provide that the customer is not required to purchase the products specified in the purchase order if the products do not meet the customers’ quality requirements or other specifications. Our business is dependent on the decisions and actions of our customers, which are outside our control. Decisions by existing customers to refuse to purchase our Evergreen Products or existing products due to the failure of such products to meet the customer’s demands, or discontinue purchasing our products, even temporarily, could materially and adversely affect our growth and our revenues.

Our customers operate in a limited number of industries. Factors that adversely affect these industries may materially and adversely affect our business, results of operations and financial condition.

We derive a large portion of our revenues from customers which operate in a limited number of industries. For example, in fiscal years 2008, 2009, and 2010, we derived approximately 94%, 97% and 98% of our revenues from our customers in the furniture and garment manufacturing industries. We also sell our products to customers in the upholstery fabric and furniture manufacturing industries and are currently developing nylon taffeta to enable us to sell our products to the apparel industry. Any significant decrease in spending for our products by customers in these industries or in the other industries from which we derive significant revenues in the future may reduce the demand for our products. For instance, if economic conditions weaken in any of these industries, our clients may reduce or postpone their spending for our products significantly which may negatively affect our revenue and profitability. The loss of, or any significant decline in business from, one or more of our major customers would lead to a significant decline in our revenue and gross profit, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. Further, any significant decrease in the growth of the industries into which we intend to expand, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our products, which may materially and adversely affect our business, results of operations and financial condition.

If our customers’ businesses are not successful, the volume of purchases and the prices that they are willing to pay for our products may diminish, which could harm our business, results of operations and financial condition.

The success of our business depends on the success of our customers’ businesses. If our customers are not successful, for any reason, the amount of volume of purchases and the prices that they are willing to pay for our products may diminish. Our customers’ decisions about how much money to budget for our products is directly impacted by their own financial success and forecasts of their own customers’ needs. If our customers’ products or services are not sufficiently utilized by their own customers, they may choose to reduce the volume of purchases of our products, which could cause our revenue to decline, which could in turn harm our business, results of operations and financial condition.

If our customers experience financial difficulties, we could have difficulty recovering amounts owed to us from these customers.

We sell our products to customers that have in the past, and may in the future, experience financial difficulties, particularly in light of the recent global economic downturn. If our customers experience financial difficulties, we could have difficulty recovering amounts owed to us from these customers. While we perform credit evaluations and adjust credit limits based upon each customer’s payment history and credit worthiness, such programs may not be effective in reducing our exposure to credit risk. We evaluate the collectability of accounts receivable, and based on these evaluations may need to make adjustments, to the allowance for doubtful accounts for expected losses. Actual bad debt write-offs may differ from our estimates, which may have a material adverse effect on our financial condition, operating results and cash flows. Our suppliers may also experience financial difficulties, which could result in our having difficulty sourcing the materials and components we use in producing our products. If we encounter such difficulties, we may not be able to produce our products for our customers in a timely fashion which could have an adverse effect on our results of operations, financial condition and cash flows.

Public perception that products developed from our materials may be marketed as genuine leather or that our processing is not environmentally friendly, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

Our products are not genuine leather but are designed to look and feel like leather. We and, to our knowledge, our customers, do not market our fabrics or the end products developed from our fabrics as genuine leather. However, we cannot be certain that all manufacturers and marketers of products made from our fibers will refrain from marketing such products as genuine leather. In addition, certain of our products are manufactured from recycled materials and certain of our manufacturing processes are conducted using environmentally friendly methods. Public perception that products developed from our materials are being marketed as genuine leather or that our processing is not environmentally friendly, whether justified or not, could lead to reduced demand for our products, impair our reputation, involve us in litigation, damage our brand names and otherwise have a material adverse effect on our business, financial condition and results of operations.

Our revenues, expenses and profits are difficult to predict and can vary significantly from quarter to quarter. This could cause the trading price of our ordinary shares to decline.

Our quarterly operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares.

As a large part of our revenues in any quarter are derived from existing customers, revenue growth can vary due to project starts and stops and customer specific situations. Factors which affect the fluctuation of our revenues, expenses and profits include:

•	changes in prices of our raw materials, with higher prices leading to reduced operating income;

•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders, particularly with our key customers;

•	the effect of facility closings during and around the Chinese New Year;

•	changes in our pricing policies or those of our customers or competitors;

•	unanticipated cancellations, non-renewal of our contracts by our customers, contract terminations or deferrals of deliveries;

•	the effect of hiring patterns, unanticipated attrition and the time required to train and productively utilize our new employees;

•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

•	the size and timing of expansion of our facilities and opening new facilities;

•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

•	exchange rate fluctuations; and

•	general economic conditions.

A portion of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our purchase orders or prices of our raw materials may cause significant variations in our operating results in any particular quarter. There are also a number of factors besides our performance that are not within our control that could cause significant fluctuations in our operating results from quarter to quarter.

We expect to undertake strategic acquisitions, joint ventures and alliances, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

We expect over time to pursue strategic acquisitions, joint ventures and alliances to enhance our capabilities and expand our industry expertise, technical expertise and geographic coverage. It is possible that we may not identify suitable acquisition candidates or alliance or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets, joint ventures or alliances, or our inability to complete such transactions, may adversely affect our ability to compete and grow.

These types of transactions involve numerous risks, including:

•       difficulties in integrating operations, systems, technologies, accounting methods and personnel;

•       difficulties in supporting and transitioning clients of our acquired companies or strategic partners;

•       disruption of our ongoing business;

•       diversion of financial and management resources from existing operations;

•       risks of entering new markets;

•       potential loss of key employees; and

•       inability to generate sufficient revenue to offset transaction costs and expenses.

Further, any such transaction that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may materially and adversely affect the value of our ordinary shares.

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our ordinary shares. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. Our inability to identify suitable acquisition targets, strategic investments or partnership or alliance candidates, or to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of those transactions, and we may incur costs in excess of what we had anticipated.

Our success depends in large part upon our senior management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management and other key employees, including Mr. Jianfeng Liu and Mr. Liwen Zhang. Mr. Liu is the founder of our company and has more than 20 years of experience in our industry. Mr. Zhang, our Chief Scientist, is the lead researcher responsible for our new Evergreen Products. The skills, knowledge and experience of these individuals, as well as other members of our senior management team, are critical to the growth of our company. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

Because we have not yet procured business or product liability insurance, and we may not be able to procure business or product liability insurance in the future, we may not be protected from certain risks that are customarily covered by business or product liability insurance in the United States.

We have not procured product liability or general liability insurance for our business because the insurance industry in China is still in the early stages of its development. To the extent that we suffer a loss of a type which would normally be covered by product liability or general liability insurance in the United States, we would incur significant expenses in defending any action against us and in paying any claims that result from a settlement or judgment against us. Product liability claims and product recalls may divert the attention of our management and could have a material adverse effect on the demand for our products and on our business, goodwill and reputation. Furthermore, adverse publicity could result in a loss of consumer confidence in our products.

Risks Related to Doing Business in China

China’s energy policies could have an adverse impact on our operations.

The Chinese authorities reduce energy usage from time to time, such as during the summer months when the usage of electricity is high. Chinese authorities mandated a significant reduction of energy usage at the end of 2010 in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan, which plan concluded on December 31, 2010. As a result, we were restricted from using electrical power in our original facility for several days in November 2010. In response to this policy, we obtained a power generator to provide us with the energy needed to run our original facility when electrical power is restricted. Additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretations, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization of other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under the current political leadership in the PRC, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization in many industries, including ours. There is no assurance, however, that the Chinese government will continue to pursue these policies with respect to the Chinese economy generally or our industry in particular, or that it will not significantly alter these policies from time to time without notice.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with the PRC State Administration of Foreign Exchange, or “SAFE”. Further, any capital contribution by an offshore shareholder to its PRC subsidiaries should be approved by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign- invested Enterprises, or “Circular 142”, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. All of our revenues are denominated in Renminbi. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the 2005 parameters. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could result in fines, the revocation of a business or other license, the restructuring of our ownership or the discontinuation of all, or a portion, of our business. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, the required filings pursuant to SAFE Rules are underway for shareholders of Lizhan Environmental. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

In March 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. We have adopted the Lizhan Environmental Corporation 2010 Stock Option Plan. However, as of the date of this annual report, no employee share option has been granted. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0%, while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone. In addition, Lizhan Textile qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three calendar years. In connection therewith, Lizhan Textile was fully exempt from income tax in each of the years ended December 31, 2008 and 2009 and has been subject to enterprise income tax at a reduced rate of 12.5% since the year ended December 31, 2009. The tax holiday expires on December 31, 2012.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high and new technology enterprises enjoying special support from the state.

We may not be able to continue receiving this preferential tax treatment after the tax holiday expires on December 31, 2012, which may cause an increase in our income tax expense, thereby reducing our net income and adversely affect our results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our sub-holding companies may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

Our PRC subsidiaries are held directly by Resources, which is an entity organized under the law of Hong Kong. According to Article 10 of the arrangement between Mainland China and the Hong Kong Special Administrative Region, or HKSAR, on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, when a Hong Kong resident enterprise holds more than 25% percent of the shares of a company, the Hong Kong resident enterprise pays income tax amounting to 5% of the dividends paid. When a Hong Kong resident enterprise holds 25% or less of the shares of a company, the Hong Kong resident enterprise pays income tax amounting to no more than 10% of the dividends paid.

If any such PRC taxes apply to our non-PRC shareholders, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

Both of our PRC subsidiaries are foreign investment enterprises. As foreign invested enterprises, our wholly owned subsidiaries are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. According to the latest version of this Catalogue, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our business to fall within the restricted or prohibited categories. If any of our business activities become prohibited, or if we cannot obtain approval from relevant approval authorities to engage in business activities which become restricted for foreign investors, we may be forced to sell or restructure our business activities which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, which could materially and adversely affect our business and financial condition.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to Resources, without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if we were to have any in the future, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the local authority, such as Tongxiang Foreign Trade and Economic Cooperation Bureau and Zhejiang Foreign Trade and Economic Cooperation Bureau. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

China’s regulation of loans and direct investment by non-Chinese holding companies to Chinese entities may delay or prevent us from using the proceeds of our recent initial public offering to make loans or additional capital contributions to our Chinese operating subsidiaries, which could materially and adversely affect our business and financial condition.

In utilizing the proceeds of our recent initial public offering, as a non-Chinese holding company of Chinese operating subsidiaries, we may make loans to our Chinese subsidiaries, or we may make additional capital contributions to our Chinese subsidiaries. Any loans we make to our Chinese subsidiaries are subject to regulations in China. For example, loans by us to our Chinese subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by China’s Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our Chinese subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of the offering and to capitalize our operations in China may be negatively affected, which could adversely affect our business, results of operations and financial condition.

Any failure to comply with PRC environmental laws may require us to incur significant costs.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control such waste. In addition, such enterprises are required to pay fines, or to cease operations entirely under extreme circumstances, should they discharge waste substances. The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits companies whose shares are listed on a U.S. securities exchange from making prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China. If any of our non-US listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us. Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under US law. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

The Chinese central government and local governments have exercised, and continue to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in national or local laws and regulations, including those relating to taxation, the environment, labor and employee benefits and land use rights. The central or local governments may impose stricter regulations or stricter interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we hold in Chinese properties. In addition, if the PRC government were to eliminate export processing zones, restrict the transportation of goods in and out of the country, adopt policies favoring competitors or impose other restrictions on our operations, the impact may be significant. A reversal of current liberalizations of foreign exchange controls by the Chinese government could be disruptive and costly to our export sales.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for our products;

•	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

We are a Cayman Islands Company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than U.S. law, you may have less protection of your shareholders rights than you would under U.S. law.

We are incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2010 Revision) of the Cayman Islands (as amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court in the United States. As a result, our public shareholders may have more difficulties in protecting their interests based on actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, our directors or principal shareholders than they would as a shareholder of a U.S. company.

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We may also engage external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

Our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this annual report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

We incur increased costs as a result of being a public company in the United States, which could reduce our profits.

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

•
We incur additional costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or FINRA. We expect these requirements will increase our legal compliance costs and will make some compliance activities more time consuming and costly.

•
We incur additional costs in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. We expect these requirements will increase our accounting and financial costs.

•
We are required under U.S. rules and regulations to retain our independent directors that serve on our board of directors. We may encounter difficulty in retaining, or in the future attracting, qualified independent directors to serve on our board of directors and our audit committee, in particular. We will also incur substantial costs to maintain directors and officers insurance.

If we fail to retain, or attract as necessary, independent directors, we may be subject to SEC enforcement proceedings and delisting by the securities exchange on which our ordinary shares are listed at the time. As a result, we will incur greater costs for legal, accounting and other services and, in turn, will increase our operating expenses and reduce our profits.

Mr. Liu, our Chairman, has the ability to exercise significant control over us, and whose interests may conflict with your interests as a shareholder.

Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, beneficially owns 62.5% of our outstanding ordinary shares. As a result, Mr. Liu has the ability to exercise significant influence over our management, including over matters requiring shareholder approval or approval by our Board of Directors. This could delay, defer or prevent a change in control, impede a merger, consolidation, take-over or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, Mr. Liu has entered into several related party transactions with our company, including guaranteeing our banks loans, transferring patents to us, purchasing our ordinary shares and selling materials to us. See Item 7 below. Conflicts of interest between these dual relationships may arise. We cannot assure you that when conflicts of interest arise, Mr. Liu will act in the best interests of our company or that conflicts of interest will be resolved in our favor.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including gain realized on the disposition of our ordinary shares being treated as ordinary income rather than capital gain income and in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We do not believe that we were a PFIC for the years ended September 30, 2009 or September 30, 2010 and currently anticipate that we will not be a PFIC for the current fiscal year based upon our estimates of the values of our assets. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2011 or in any future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. See “Taxation — U.S. Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

If equity research analysts do not publish research or reports about our company or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ordinary shares could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

ITEM 4.	INFORMATION ON THE COMPANY

4A.  History and Development of the Company

Lizhan Textile

Our wholly owned subsidiary, Lizhan Textile (Zhejiang) Co., Ltd., or Lizhan Textile, is an operating company whose principal activities are the manufacture, distribution and marketing of synthetic leather and other fabrics. Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005. We conduct all of our current operations through Lizhan Textile.

Until 2009, when our company underwent a corporate restructuring prior to of our initial public offering in November 2010, Lizhan Textile was wholly owned by Illigate Development Limited, or Illigate, a company incorporated in the British Virgin Islands on September 26, 2005. Illigate is wholly owned by Mr. Jianfeng Liu, our Chief Executive Officer and Chairman.

Corporate Restructuring

Prior to our initial public offering, we underwent a corporate restructuring in the second half of 2009 and early 2010, as follows:

Li Zhan Resources Recycling Technology Development Company Limited, or Resources, was incorporated on September 3, 2009 as a limited liability company in Hong Kong. Resources was initially wholly owned by Mr. Liu. On September 15, 2009, Resources acquired 100% of the equity interests in Lizhan Textile from Illigate in exchange for approximately $3.6 million. This change in ownership of Lizhan Textile was approved by the local PRC government on October 12, 2009. Consequently, Resources is an intermediate holding company that directly owns 100% of Lizhan Textile.

Lizhan Environmental Corporation was incorporated on August 31, 2009 as a limited liability company in the Cayman Islands. Lizhan Environmental was initially incorporated under the name Illigate Environment Resources Technology Company Limited and on January 12, 2010, we changed its name to Lizhan Environmental Corporation. On August 31, 2009, Lizhan Environmental issued 10,937,500 ordinary shares to Mr. Jianfeng Liu, which represented 100% of the issued and outstanding shares of Lizhan Environmental, in exchange for $3.5 million.

On November 9, 2009, Lizhan Environmental acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. Consequently, Lizhan Environmental owns 100% of Resources directly and 100% of Lizhan Textile indirectly through Resources.

Hongzhan

On December 8, 2009, Resources established a new wholly-owned subsidiary named Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, which is a wholly foreign owned enterprise in the PRC. Hongzhan will engage in the manufacture and selling of our new Evergreen Products. On February 8, 2010, Resources entered into a share transfer agreement with an entity named Eminent Benefit Holdings Limited, or Eminent, which is wholly owned by Liwen Zhang, a key employee of ours since February 2010. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our new Evergreen Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO. Following the share transfer, Resources owns 87% of the outstanding shares of Hongzhan and Eminent owns the remaining 13%.

Our Shareholders

From the date of our inception until December 14, 2009, Mr. Liu, our chairman, owned all of the issued and outstanding ordinary shares of Lizhan Environmental.

On December 14, 2009, Mr. Liu transferred 1,562,500 ordinary shares of Lizhan Environmental to Infinite Harvest International Limited, for no consideration. Infinite Harvest International Limited is a company formed under the laws of the British Virgin Islands. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% of the outstanding shares of Infinite is held by two PRC residents that are unaffiliated with our company or any of our directors and officers. In addition, on December 14, 2009, Mr. Liu transferred 218,750 ordinary shares to Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares to Mr. Liu’s son, Liu Hai, for no consideration.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On January 12, 2010, Mr. Liu transferred 6,612,500 ordinary shares of Lizhan Environmental to Illigate, a BVI company wholly owned by Mr. Liu, for no consideration. In addition, in December 2009 and January 2010, Mr. Liu transferred an aggregate of 2,625,000 ordinary shares of Lizhan Environmental to unaffiliated third parties that reside in the PRC, Hong Kong and BVI for an aggregate purchase price of $4.2 million, which purchase price was paid in January 2009. These individuals, together with Liu Yang and Liu Hai, are collectively referred to as “other shareholders” in the organization chart on page 6 below.

Reverse Stock Split

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per share and the number of ordinary shares available under our stock option plan was reduced from 3,000,000 to 1,875,000. Any fractional share issued as a result of the reverse split was rounded up.

Organizational Structure Chart

The following chart reflects our organizational structure as of December 31, 2010:

Capital Expenditures

We incurred capital expenditures of approximately $16.6 million, $1.2 million and $3.8 million for the years ended September 30, 2010, 2009 and 2008, respectively, primarily in connection with purchases of land use rights, property, plant and equipment and construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. These capital expenditures were financed by the cash flow generated by our operations and from bank financing. The capital expenditures incurred in the twelve months ended September 30, 2009 exclude machinery valued at $1,294,186 which we received pursuant to an asset transfer contract with one of our largest customers. See a description of this arrangement under the heading “— Results of Operations” below.

We believe that our capital expenditures in fiscal year 2011 will be incurred primarily in connection with the construction of our Evergreen Products facility. We expect to finance these capital expenditures by using cash on hand, internal cash flow to be generated by operations, short-term bank borrowings and bank facilities and net proceeds from our recent initial public offering.

Registered office

The address of our registered office in the Cayman Islands is: Scotia Centre, 4th Floor, P.O. BOX 2804, George Town, Grand Cayman KY1-112, Cayman Islands. The telephone number of the registered office is (284) 494-4840.

4B.  Business Overview

Overview

We manufacture, distribute and market synthetic leather and other fabrics from recycled leather waste, among other materials. Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are flocked with recycled genuine leather waste. Recycled leather flocked products accounted for approximately 73.9% of our revenue in the twelve months ended September 30, 2010.  In November 2010 we closed our initial public offering, pursuant to which issued 2,500,000 ordinary shares at a price of $4.00 per share.  We received net proceeds of approximately $7.5 million from the offering.

Our products are used in various consumer applications, as we sell our products to furniture, automotive upholstery and garment manufacturers, as well as fabric distributors. In fiscal years 2008, 2009 and 2010, we derived approximately 94%, 97% and 98% of our revenues from our customers in the furniture and garment manufacturing industries. We sell domestically in China and export to the US and other countries, including Nicaragua, Germany, Belgium, France and South Korea. During the twelve months ended September 30, 2010, 2009 and 2008, approximately 22.9%, 37.3% and 27.0% of our revenues, respectively, were generated from export sales. The solid reputation that we believe our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

Our primary raw materials are leather waste, ultrasuede grey cloth, backing fabric, polyurethane (commonly referred to as PU) and resin, which we acquire almost entirely from local suppliers. The manufacturing process of each of our products generally involves various steps, including stamping, PU dry coating, embossing, printing, recycled leather powder electrostatic flocking and tufting.

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather waste to produce eco green fabrics which are more similar to genuine leather in quality than our existing products, at lower production costs than genuine leather products. Specifically:

•
We use innovative production technology, for which we have filed an invention patent application in the PRC, to manufacture fabric products that are flocked with materials made from leather waste. We have been selling these products since fiscal year 2009, and these products accounted for approximately 73.9% of our revenue in the twelve months ended September 30, 2010.

•
We own and lease innovative patented production technologies that we use to manufacture a new product, reconstituted Evergreen LZ collagen fiber leather, or Evergreen Products. We believe these technologies will enable us to generate imitation leather products that look and feel more similar to genuine leather. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automotive upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

•
We currently own five design patents and three new utility model patents relating to our existing products, seven of which were acquired from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, and one pending patent application. In addition, we recently acquired from Mr. Liwen Zhang, who is our Chief Scientist, ownership rights to two invention patents, one patent application and a license to use a fourth patent owned by Mr. Zhang, which are related to the technology to be utilized in the manufacture of the Evergreen Products. In September 2010, we submitted an application to obtain an invention patent in the PRC pursuant to the Patent Cooperation Treaty, related to the process of our Evergreen Products.

Presently, natural fiber sources are limited by nature, with natural fibers having high cost and relatively low abrasion resistance and tensile strength. On the other hand, synthetic fibers are poor water-absorbents, flame-retardants, and provide only low comfort.

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for the textile industry a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Evergreen Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the United States. The eighteen patents and eight patent applications relating to this key technology, which we also refer to throughout this annual report as the Licensed Patents, have been licensed to us exclusively until 2024. The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather. We believe that the patents that we own and the Licensed Patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

We have experienced substantial growth since we launched our commercial production in November 2007. Our aggregate annual production capacity was 15 million meters as at September 30, 2010. We produced and sold approximately 5.1 million, 8.0 million and 14.0 million meters of fabric during the twelve months ended September 30, 2008, 2009 and 2010, respectively. Our revenues and net income increased substantially during the same period. Specifically, we generated revenues of $13.1 million, $21.6 million and $46.3 million and achieved net income of $1.5 million, $2.7 million and $8.2 million during the twelve months ended September 30, 2008, 2009 and 2010, respectively.

We recently completed the testing of the first of our Evergreen Product production lines and expect to begin mass production in mid-February. In addition, we plan to launch mass production of the second of our Evergreen Product production lines by May 2011, provided that there is sufficient demand for our Evergreen Products at that time. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively, provided that there is sufficient demand for our Evergreen Products at that time. As a result, our aggregate production capacity is expected to be 21.4 million meters of fabric (including 6.4 million meters of Evergreen Products) and 27.8 million meters of fabric (including 12.8 million meters of Evergreen Products) as of September 30, 2011 and 2012, respectively.

Our Strengths

We believe that the following factors have contributed to our growth to date:

A track record of rapid growth

Our revenues and net income increased substantially since we began our operations in November 2007. Specifically, we generated revenues of $13.1 million, $21.6 million and $46.3 million and achieved net income of $1.5 million, $2.7 million and $8.2 million during the twelve months ended September 30, 2008, 2009 and 2010, respectively.

High Quality, Eco-Friendly “Green Leather” Products Produced from Recycling Leather Waste

According to a 2009 report issued by the China Investment Consulting Company, which report we refer to throughout this section as the OCN report, the development of environmentally friendly technology has been an important focus of the synthetic leather industry. Since our inception, we have continually pursued technological innovations in our manufacturing methods and processes. We believe that we are one of only a few Chinese synthetic fabric manufacturers which manufactures products that are flocked with recycled genuine leather, which results in higher quality products with higher profit margins. Furthermore, we believe that the patented technologies that have been developed to manufacture our new Evergreen Products will enable us to generate imitation leather products that look and feel more similar to genuine leather. The Evergreen Products are expected to generate higher margins than our existing products as a result of higher sales prices at which we expect to charge our customers without a proportionate increase in cost of sales, and are environmentally friendly. Based on our market feasibility study and discussions with long-term customers who have entered into market co-development agreements with us, we believe that we may price Evergreen Products at approximately two to three times the average selling price of our existing products. However, outside of research and development testing, we have never mass produced or sold any Evergreen Products. There is no assurance that we will be successful in developing and selling these products or in growing this line of business.

An Extensive Intellectual Property Portfolio

We have accumulated an extensive portfolio of intellectual property that is not typically seen in the industrial manufacturing sector in China. Our key intellectual properties include one trademark, one trademark application, ten Chinese patents, two new patents under application in China, and a long-term exclusive license to one Chinese patent, seventeen international patents and eight international patent applications related to the same production technology that is critical to the manufacture of the Evergreen Products. The proprietary production technologies related to our patents enable us to produce higher-value synthetic materials and to use lower-cost recycled materials, particularly leather waste.

An extensive range of finishing production processes and technologies

We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from purely chemical-based products, such as our microfiber fabrics, to products such as synthetic powder leather, which are manufactured from recycled genuine leather. Our finishing processes include stamping, PU dry coating, embossing, printing, recycled leather powder electrostatic flocking, and tufting.

Strong Recognition from Domestic and International Customers

The solid reputation that we believe our management team has developed over the past ten years in the synthetic leather industry in China and in other countries such as Nicaragua, the United States, Germany and Belgium, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base which includes several reputable domestic and multinational fabric and furniture manufacturers.

Reliable Supplier Network for Low-Cost Raw Materials

Many of our current suppliers have had longstanding relationships with us. We believe that these long-standing supplier relationships provide us with a competitive advantage in China. However, as we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. We also purchase leather waste in bulk quantities from leather manufacturers. There is an incentive for the leather manufacturers to sell leather waste to us, as we provide them with an environmentally friendly and commercially viable channel for the disposal of these waste products. Consequently, we have been able to obtain these products in sufficient amounts and at competitive prices.

Rigorous Quality Control Standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We strictly comply with various national quality standards with respect to the manufacture of furniture leather, PU dry-coating artificial leather and PU artificial leather, as well as the national general safety technical code for textile products, all of which have been established by the General Administration of Quality Supervision, Inspection and Quarantine of China, a government body in China in charge of national quality, metrology, entry-exit commodity inspection, entry-exit health quarantine, entry-exit animal and plant quarantine, import-export food safety, certification and accreditation, standardization, as well as administrative law enforcement.

Experienced Management and Operational Teams with Domestic PRC Market Knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and domestic PRC industry knowledge. In particular, Mr. Jianfeng Liu, our founder Chairman, President and Chief Executive Officer, has managed and operated businesses in the synthetic leather and textile industries in the PRC for over 20 years. Mr. Liwen Zhang, an experienced researcher and developer in our industry who joined our company in February 2010, is also a key member of our team. We believe that our management team’s experience and in-depth knowledge of the market in China will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

We are Taking Advantage of Industry Trends

According to the OCN report, in recent years, production of synthetic fabric in developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. Our strategy is to take advantage of this trend.

Our Growth Strategy

Our goal is to strive to be one of the leading Chinese manufacturers of a broad range of synthetic leather and other fabrics using cost efficient and eco-friendly products and technologies and to become a leading eco-green material manufacturer that provides high quality recycled and affordable products for China’s rapidly growing consumer market by pursuing the following growth strategies:

Increasing our production capacity and developing new higher margin products.

As of September 30, 2010, we had an aggregate annual production capacity of approximately 15 million meters. We intend to launch the production of our Evergreen Products production lines in fiscal year 2011, and we expect to achieve an annual production capacity of 6.4 million meters of fabric of Evergreen Products during fiscal year 2011. These new Evergreen Products, as well as recycled leather flocked fabric products, which we began producing in fiscal year 2009, carry higher price and profit margins, and are environmentally friendly products manufactured from leather waste. We believe that the expansion of our product offerings will enable us to benefit from the continued growth in overall demand for synthetic leather and chemical fiber industry in China.

Building an international “Green Leather” brand and promoting the benefits of our eco-friendly Evergreen Products

We believe our Evergreen Products are innovative in the international market place. By launching and expanding the distribution of Evergreen products initially in China for furniture applications and automotive upholstery applications in clean vehicles and subsequently across the world in upholstery, apparel and other applications, we intend to establish our reputation in the international market as a manufacturer and distributor of “Green Leather”. We also intend to extensively promote the benefits of, and develop new applications for, Evergreen Products.

Strengthening our relationships with key customers and diversifying our customer base.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the local regions into which we currently sell our products, and internationally. Specifically, we plan to develop a nationwide distribution network in all major provinces in the PRC for the sale of our new Evergreen Products. In addition, we plan to expand into complimentary markets that would use our products for new applications. Specifically, we are currently developing nylon taffeta, a new artificial leather material that is used for the manufacture of lightweight waterproof apparel. We intend to continue to use customer feedback to improve the quality of our products and to strengthen our long-term base of domestic and international customers.

Developing new technologies, new products and new application markets

We intend to develop and introduce new, higher value-added products that are expected to expand margins and meet the increasing demands of new and existing customers. We will continually strive to broaden our research and development efforts, to develop and manufacture high quality recycled leather products to meet customer demand and to develop new application markets for our new products.

Pursuing strategic relationships and acquisition opportunities

We intend to evaluate and pursue acquisition opportunities and strategic partner relationships which could enhance our product offerings, customer base or geographic reach, or which could allow us to achieve economies of scale and operating efficiencies. We currently have no plans, agreements or commitments with respect to any material acquisitions or strategic relationships.

Seasonality

Our production and sales slow considerably during and around the Chinese New Year, which usually occurs during the quarter ended March 31, as a result of the closing of our facilities and the facilities of many of our customers for the New Year’s celebration, as well as the shutting down of our steamers for an annual inspection by local authorities. In addition, our sales volume declines during summer due to the slow demand from the international markets while consumer spending is generally slower for furniture and garments.  Consequently, our results of operations may fluctuate from quarter to quarter.  In addition, any significant decrease in sales during the remainder of the year would have a material adverse effect on our business, our financial condition and our results of operations.

Our Products

We currently manufacture and sell the following types of products:

•       Synthetic leather fabrics, which consist of ultrasuede and recycled leather flocked fabric; and

•       Other fabrics, which consist of microfiber towel and tufted fabrics.

The following table provides a breakdown of the revenues generated by each of our product types during the twelve months ended September 30, 2009 and 2010, respectively, expressed in US dollars and as a percentage of total revenues:

	For the Year Ended September 30,
	2009		2010
	$	%	$	%
Synthetic Leather Fabric
Ultrasuede	$8,616,807	39.9%	$9,201,596	19.9%
Recycled leather flocked fabric	11,740,691	54.3%	34,209,667	73.9%
Other Fabric
Microfiber towel	408,354	1.9%	558,408	1.2%
Tufted fabrics	115,866	0.5%	1,692,669	3.7%
Other fabrics	730,823	3.4%	658,885	1.3%
Total	$21,612,541	100.0%	$46,321,225	100.0%

Synthetic Leather Fabric Products

We currently produce the following types of synthetic leather fabric products:

•	Ultrasuede products, which consist of non-woven fabric embedded with tiny polyester fibers and which have a soft and lush surface resembling suede leather.

•	Recycled leather flocked fabric products, which consist of fabrics that are flocked with recycled leather powder that improve the texture of the fabric.

Recycled Leather Flocked Fabric Products

Leather waste, functioning as the reinforcing filler, is flocked into the PU fabric to create this thermoplastic polymer composite. The resulting fabric has better tensile strength and the aesthetic appearance of genuine leather. The fabric is a higher margin product and is more environmentally friendly than other purely chemical-based products.

During fiscal year 2009, we launched, and increased rapidly, the production and sales of our recycled leather flocked fabric products, which consist of fabrics that are flocked with recycled leather powder that improve the texture of the fabric. We continued this growth trend and expect this product to continue to grow in fiscal year 2011. Our recycled leather flocked fabric products are higher margin products and are more environmentally friendly than other purely chemical-based products.
Compared to chemical based synthetic leather, recycled leather has better vapor permeability and a more comfortable handle because the leather powder contained in these products has the same macrostructure and microstructure as natural leather. Recycled leather is also more biodegradable and as a result is more environmentally friendly.

Reconstituted New Evergreen LZ Collagen Fiber Leather Products

We manufacture Evergreen Products using a new leather processing technology which utilizes genuine leather and its scraps to generate a new class of imitation leather derived from natural fiber. The technology enables dissembling collagen fibers and recomposing or weaving the collagen fiber bundles according to the natural leather structure. These products are expected to be suitable for applications in automotive textile, furniture, shoes, eco-fashion apparel, radiation proof clothing and luggage and bags. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automobile upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

Compared to genuine leather, the reconstituted leather of the Evergreen Products is produced according to industrialized specifications in thickness and size, and will therefore be homogenous and consistent in density. Thus, it may result in a much lower cut scrap rate. Produced from leather waste, Evergreen Products will have a compelling cost structure and value proposition as well as environmental friendliness.

Compared to chemical based synthetic leather, Evergreen Products do not contain any adhesive. Rather, its mechanical properties are derived from collagen fiber. Evergreen Products are resistant to fire, tearing and cracking, and have better vapor permeability and handling. Evergreen Products are expected to be superior to synthetic leathers because synthetic leathers imitate the surface appearance of leather only, without achieving the leather quality.

We recently completed the construction of our Evergreen Product facility and the testing of the first production line in that facility. Evergreen Products are manufactured from collagen fibers extracted from leather waste and reconstructed into a fibrous web by an air laid system to form the fabric. We believe that our process of collagen fiber extraction is innovative, as it involves a simple and environmentally clean physical process. Samples of our new Evergreen Products have been tested by Intertek Services, a global product testing, certification and inspection company. Our products passed various measures related to product safety and eco-friendliness. We anticipate launching large scale production of the first Evergreen Product line in mid-February 2011.

We own two patents and one pending patent application related to these new technologies and have a long-term exclusive license to eighteen patents (including a Chinese patent and seventeen international patents) and eight international patent applications related to production technology that is critical to the manufacture of the Evergreen Products. We believe that these patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

Our process of collagen fiber extraction is innovative as it involves a simple and environmentally clean physical production process. We believe chemical processes of fiber separation are more prevalent in the industry’s research and development efforts and are inferior due to the negative environmental impact. In addition, compared to leather powder, leather fiber can form fabric which carries higher leather content and a closer look and feel to genuine leather in the subsequent step.

Other fabrics

We currently produce the following types of other fabric products:

•
Microfiber towel products, which consist of fine synthetic fibers that are woven into textiles whose texture and drape resemble that of natural fiber cloth materials. These products are more advantageous than natural fiber cloth materials because of their enhanced washability, breathability, and water repellency.

•	Tufted fabrics, which consist of fabrics with elongated strands.

Our Raw Materials and Supply

Raw Materials

Our raw materials consist primarily of leather waste and chemical fiber based materials, including ultrasuede grey cloth, PU and resin.

Leather Waste

For the production of recycled leather flocked fabric, we mainly source the leather waste formed after the tanning processing and prior to the coating process from leather manufacturers. For the production of the Evergreen Products, technically, we may use any form of leather waste sourced from either leather or leather goods manufacturers.

The leather waste which we recycle comes from a variety of sources, and our suppliers include individuals and private enterprises in the PRC engaged in the business of collecting leather waste and manufacturers of leather and leather products.

Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province. Consequently, leather waste is readily available to us in large supplies. Leather manufacturers prefer to recycle, rather than dispose of, their leather waste because recycling is more environmentally friendly and less costly to leather manufacturers.

Manufacturing synthetic and imitation leather products from leather waste is a relatively new development in our industry. In fiscal year 2009, we began manufacturing our recycled leather flocked fabric products. The new Evergreen Products that we intend to produce and sell on a large scale in 2011 is manufactured from collagen fibers extracted from leather waste. Other products that we produce, including ultrasuede and other fabric products, are purely synthetic and are not produced from leather waste.

The quality of products manufactured from leather waste is higher than pure chemical fabrics. Consequently, consumers are willing to pay more for these products, resulting in higher margins. In addition, the costs associated with the manufacture of products manufactured from leather waste is significantly lower than the costs associated with the manufacture of genuine leather products. Furthermore, these products are considered more environmentally friendly because they are manufactured from recycled leather waste.

Our Supply Sources

Our business depends on obtaining a reliable supply of the raw materials described above. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. We purchased almost all of our raw materials from Chinese suppliers in the years ended September 30, 2009 and 2010, respectively. Other than resin, which we procure from third party distributors, we generally procure our raw materials directly from chemical or fabric manufacturers.

We generally enter into non-exclusive contracts or purchase orders with suppliers and do not have long-term agreements with them. We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time. We generally make payments to our suppliers within sixty days following the date of delivery. As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery and payment terms.

During the fiscal years ended September 30, 2009 and 2010, payments made to our five largest suppliers accounted for 49.8% and 41.8% of our total cost of supplies, respectively, and our single largest supplier accounted for 15.9% and 12.5% of our total cost of supplies, respectively.

Our major suppliers for the year ended September 30, 2009 included the following:

Name of Supplier	Total purchases	Percent of cost of supplies
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd.	$2,447,327	15.9%
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd.	1,717,104	11.2%
Zhejiang Huifeng Weaving Co Ltd.	1,277,333	8.3%
Jiashan Haifeng Textile Co Ltd.	1,189,913	7.7%
Shaoxing Libo Textile Co Ltd.	1,030,852	6.7%

Our major suppliers for the year ended September 30, 2010 included the following:

Name of Supplier	Total purchases	Percent of cost of supplies
Zhejiang Huifeng Weaving Co Ltd.	$4,367,796	12.5%
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd.	4,283,958	12.2%
Kunshan Xiexing Textile Co. Ltd.	2,463,766	7.0%
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd.	2,173,431	6.2%
Ningbo Guanxiong Fabric Co Ltd.	1,355,840	3.9%

Manufacturing

We currently manufacture our products in our original facility, and we are in the process of completing the construction of a new facility for the production of our Evergreen Products, both of which are located in Tongxiang County, Zhejiang Province, China.

Production Process
The manufacturing process of each of our products generally involves various steps, including:

•
Stamping, which is the process through which images are transferred to the fabric by means of a chemically treated transfer paper, combined with heat and pressure. Stamping is a more environmental friendly process than conventional printing.

•	PU dry coating, which is the process through which images are coated onto the release paper by using non-water-soluble resin before being transferred to the fabric.

•	Embossing, which is the process through which a design is heat-pressed onto the surface of the fabric to create a series of raised marks.

•	Printing, which is the process that dyes the fabric with the engraved roller being pressed onto the fabric.

•
Recycled leather powder electrostatic flocking. In this process, the embedded materials of leather powder flock, which is a powder that is produced from leather waste, are applied to the backing fabric as an adhesive layer.

•       Tufting, which is the process that furnishes the fabric with a short cluster of elongated strands.

The technology and procedures used in the above processes vary amongst the different products that we manufacture and depend upon the product specifications prescribed by a particular customer. In addition, since our inception, our production facilities have included recycling technologies to capture, treat and recycle air, waste water and dimethyl formamide (DMF), which are produced during the manufacturing process.

The manufacturing process of our new Evergreen Products will involve various steps, including the formation of collagen fiber from leather waste and the construction of the fiber into web in order to form fabric.

We have acquired three Chinese patents, and have entered into an exclusive 15-year licensing agreement for the rights to a fourth Chinese patent, as well as seventeen international patents and eight patent applications to protect our rights to the technologies used in the production of our new Evergreen Products.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process. Since May 2010, our facility has maintained the following certifications:

•
ISO9001:2008 certification in quality management systems granted by the China Quality Mark Certification Group, a comprehensive certification and training body providing certification, training and other conformity assessment; and

•
ISO14001:2004 certification in environmental management granted by the International Certification Network (IQNet and CQM), an organization dedicated to the creation of standards and offers certification services around the world, with respect to the design and production of synthetic sofa fabrics, genuine flocked leather and stamping fabrics and the production of tufted fabrics, as well as related management activities; and

We have also been certified by the International Organization of Standardization. In addition, we set our own production standards based on certain international industry standards, including the American Four-Point Standards, and the National Light Diesel Standard. In addition, we strictly comply with various PRC national quality standards with respect to the manufacture of furniture leather, PU dry coating process for artificial leather, and the national general safety technical code for textile products, all of which have been established by the General Administration of Quality Supervision, Inspection and Quarantine of China.

Facilities

Historically, we manufactured all of our products in our original Tongxiang County facility, for which we have been granted land use rights. From time to time our building and land use rights are pledged as collateral for short-term bank loans. We have land use rights for our original facility, an aggregate of 26,290 square meters of land. We also have land use rights for a second facility, an aggregate of 17,200 square meters of land. The construction of this second facility was completed in January 2011 and we use it as our Evergreen Product facility. In addition, since December 2010, we have been leasing an additional property near the two facilities that we own in order to accommodate our current and planned growth. The monthly rent pursuant to the lease agreement is approximately $46,723 and the term of this agreement expires in November 2020. We use our facilities for the following functions: executive and administrative space, production and research and development and living quarters.

The operations at our original facility commenced in November 2007. At that time, the designed capacity for our facility produced 12 million meters of materials annually. We gradually increased our utilization over time.

Our short-term goal is to increase the production and sales of our new Evergreen Products in our newly constructed facility and to achieve production capacity of 6.4 million meters of fabric during the year ending September 30, 2011. Our long-term goal is to achieve production capacity of 12.8 million meters of fabric during the year ending September 30, 2012.

The following table provides information about (1) our original facility, in which we manufacture our existing products, (2) the Evergreen Product production line (production line 1) which we have installed in our newly constructed Evergreen Product facility, (3) the installation of an Evergreen Product production line (production line 2) in our Evergreen Product facility and (4) future plans for the installation of two additional production lines (production lines 3 and 4) in our Evergreen Product facility.

	Original Facility	Evergreen Production Facility(2)	Combined
Location	Tongxiang, Zhejiang	Tongxiang, Zhejiang	—
Product Type	Existing Products	Evergreen Products	—
Construction began	December 2005	January 2010	—
Construction completed	July 2007	January 2011	—
Mass production began / Production expected to begin	November 2007	February 2011	—
Capacity / Expected Capacity at:(1)
September 30, 2009 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2010 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2011 (expected) (Meters)	15,000,000	6,400,000	21,400,000
September 30, 2012 (expected) (Meters)	15,000,000	12,800,000	27,800,000
Manufacturing Space (Sq M)(3)	30,000	30,000	60,000
Site Area (Sq M)(4)	26,290	17,200	43,490

(1)
Capacity refers to the maximum annual amount that we can concurrently produce with respect to our key production processes when we operate at full production and our standard fabric products are generally at the width of 140cm.

(2)	Each Evergreen Product production line is expected to have an annual production capacity of 3.2 million meters.

(3)	Manufacturing space refers to the number of square meters of floor space, including floor space on multiple stories, that we use to manufacture our products.

(4)	Site area refers to the number of square meters of land on which the facility is located.

In the event that we encounter difficulties in, or failures with respect to, the manufacture or sale of our Evergreen Products, the development of a new nationwide distribution network or the installation of machinery and personnel, our business and financial condition may be materially and adversely affected. Further, even if we do not encounter such difficulties, our customers may not be satisfied with our Evergreen Products or a market for the Evergreen Products may never develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent the production or sale of our new Evergreen Products.

Equipment Suppliers

Our production facilities use innovative equipment and machinery manufactured by international and domestic equipment vendors. We seek to ensure the quality of our equipment and machinery, and safeguard our technical know-how, by utilizing a small number of equipment vendors. Our management team has had long-term business relationships with many of these equipment vendors and we are satisfied with the quality of their equipment.

In June 2008, one of our largest customers provided us with tufting equipment valued at approximately $1.3 million in exchange for a two-year supply agreement for our products. Pursuant to this agreement, we agreed not to sell tufted fabrics to any other customers in the United States until March 2011.

Our Customers

We sell domestically in China and we export to distributors and manufacturers in the US and other foreign countries. Our products are sold directly or indirectly to manufacturers of garments, such as synthetic shoes, furniture, such as synthetic couches, and automobile upholstery, such as synthetic car seats. Our goal is to penetrate the apparel industry, particularly manufacturers of hand bags and luggage, in the near future. Our domestic customers are generally furniture and garment manufacturers. Approximately 22.9% of the revenues that we generated in fiscal year 2010 were generated by sales to distributors, or resellers, located outside of China that sell our products to fabric manufacturers and the remaining 77.1% were generated by sales to manufacturers and resellers located in China. Some of our domestic customers manufacture furniture or upholstery fabric in China and then export their products to the United States and other international markets.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the year ended September 30,
	2010	2009
Domestic Chinese customers	77.1%	62.7%
Export customers	22.9%	37.3%

According to the OCN report, in recent years, production of synthetic leather fabric, microfiber and tufted fabric products in the US and other developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. In an attempt to take advantage of this trend, we have broadened our customer base over time, both in the PRC, and, more notably, in the international markets.

We generally obtain sales orders from customers three to four weeks in advance of delivery. The total sales volume, pricing, product specifications, delivery schedule and method of delivery are provided in these sales orders. Generally, our customers are required to pay us on 60 to 90 day credit terms, depending on our business relationship with the customer, the customer’s credit history and prevailing market conditions.

We usually enter into non-exclusive contracts or purchase orders with customers and do not have long-term agreements with them.

Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province. The majority of our domestic customers are located in these regions. For our domestic customers, we ship our products directly from our production facilities to the customers’ manufacturing facilities or, in the case of customers that distribute our products to manufacturers, to the customers’ distribution facilities. For our export customers, we ship our goods on the Free On Board (FOB) term from major ports in China to the customers’ respective destinations.

During the fiscal years ended September 30, 2009 and 2010, sales made to our five largest customers accounted for 74.9% and 79.1% of our total sales, respectively, and our two largest customers accounted for 32.6% and 28.2% of our total sales during fiscal year 2009, respectively, and our three largest customers accounted for 30.4%, 17.3% and 15.6% of our total sales during fiscal year 2010, respectively.

Sales and Marketing

We seek to expand our customer base by:

•       direct sales communications with our largest customers;

•       sales through distributors to new customer bases;

•       referrals from existing customers; and

•       participation in domestic and international trade shows and conferences.

Historically, we have not spent a significant amount of capital on advertising.

We have an internal sales team of 12 employees located in our Tongxiang facility. Our sales personnel regularly contact our customers and visit them in person to obtain feedback on our products, to gather additional relevant market information and to build long-term relationships with our existing customers.

Our long-term plan is to increase our marketing and distribution activities for our synthetic and imitation leather fabrics and other fabrics, as well as to increase public awareness of recycled leather as an eco-friendly alternative to chemical fiber-based and leather fabrics using various methods, including advertising and media outlets. In the near future, as we expand our customer base to include manufacturers of apparel, we intend to hire additional sales representatives to market our fabric to this customer base.

For the Evergreen Products, we have entered into a letter of intent that contemplates an exclusive sales agency relationship with one of our largest customers for the launch and distribution of this new product in the North America market. We have also entered into a letter of intent with other potential customers to distribute the Evergreen Products for automotive and upholstery applications. We expect to initially focus on furniture applications and automotive upholstery applications in clean vehicles developed for the Chinese market. We plan to develop a nationwide distribution network comprising external sales agents in all major provinces in the PRC to expand the customer base of our new Evergreen Products beyond the local regions into which we currently sell our existing products.

Hongzhan has entered into purchase orders with five customers, each located in the PRC, for the sale of our Evergreen Products.  We renegotiated the term of these purchase orders because the commencement of the production of our Evergreen Products has been delayed until mid-February.  As a result, Hongzhan agreed to sell an aggregate of 2.9 million meters of materials for an aggregate purchase price of approximately $32.5 million between March 2011 and February 2012, subject to the customers’ inspection of, and satisfaction with, the quality of the materials and other customary conditions. See the risk factor entitled “Our customers may decide to discontinue purchasing our products, which could materially and adversely affect our growth and our revenues” above regarding some of the material risks inherent in these arrangements.

Research and Development Activities

We have 15 full-time professionals in our research and development division that have developed innovative technology that is instrumental in controlling our production costs, increasing our operational efficiency and enhancing our ability to develop eco-friendly production processes. Our combination proprietary production technology enables us to use lower-cost materials, including leather waste, in place of the higher-value and non-recyclable chemical fiber based materials.

One of our key employees, Mr. Liwen Zhang, who is also a minority shareholder of our Hongzhan operating subsidiary, is the original owner of four Chinese patents, seventeen international patents and eight international patent applications related to technologies utilized in the manufacture of our Evergreen Products. Three of the Chinese patents have been transferred to us and the remaining patents and patent applications, all of which are related to the technologies that are critical to the production of the Evergreen Products, have been licensed to us for our exclusive use until 2024. Mr. Zhang has managed the research and development process on these patents and related production technologies since 2003. Mr. Zhang and four other researchers joined our company in February 2010.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are currently developing nylon taffeta, a new PU leather material that is used for apparel manufacturing purposes.

We will focus our research and development efforts primarily on our new Evergreen Products going forward. We entered into a three-year joint research and development agreement with Sichuang University in China, under which we will establish a genuine leather fiber research lab to focus on developing the applications and products for our Evergreen Products. All research results that are jointly developed pursuant to this relationship will belong to both parties. We will have the exclusive right to produce, sell and export products based on these results. However, we will be obligated to pay a percentage of any sales of any of these products to Sichuang University.

Intellectual Property

General

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We are not aware of any material infringement of our intellectual property rights.

Patents — Ownership Rights

We currently own five design patents and three new utility model patents relating to our existing products, seven of which were acquired from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, and one pending patent application.

Actual examination times for design patent applications in China vary, but examinations of patents similar to those currently under examination have taken approximately one year. The following table describes the patents and patent applications relating to our existing products:

	Description	Type	Registration	Grant Date	Expiration Date
1	Fabric	Design	ZL 2006 3 0105432.5	2007.2.7	2016.3.9
2	Fabric	Design	ZL 2006 3 0105433.X	2007.2.7	2016.3.9
3	Fabric	Design	ZL 2006 3 0105434.4	2007.2.7	2016.3.9
4	Fabric	Design	ZL 2006 3 0105435.9	2007.2.7	2016.3.9
5	Fabric	Design	ZL 2006 3 0105436.3	2007.2.7	2016.3.9
6	Fabric	New Utility Model	ZL 2009 2 0116292.X	2010.1.13	2019.3.24
7	Ultrasoft * fabric	New Utility Model	ZL200820162614.X	2009.5.20	2018.8.7
8	Synthetic leather with leather fiber	New Utility Model	ZL200920116291.5	2010.3.31	2019.3.24

	Patents Under Application	Type	Application Number	Application Date

1	Recycled leather powder electrostatic flocking and the process thereof	Invention	2008100634571	2008.8.7

In February 2010, we acquired a five-person research and development team led by Liwen Zhang, as well as ownership rights to the following two Chinese invention patents and one patent application which had been granted to Liwen Zhang, relating to the production of the new Evergreen Products:

	Description	Type	Registration	Grant Date	Expiration Date

1	A Liquid Opener	Invention	200610035347.5	2007.10.31	2026.4.30

2	Collagen Fiber Synthetic Leather Substrate and process thereof	Invention	200410097268.8	2006.5.31	2024.11.20

	Patents Under Application	Type	Application Number	Application Date

1	A spun lace fabric and process method thereof	Invention	200710003092.9	2007.1.31

In September 2010 we submitted an application to obtain the following invention patent in the PRC pursuant to the Patent Cooperation Treaty, related to the process of our Evergreen Products:

	Patents Under Application	Type	Application Number	Application Date

1	Recycled leather and the composition process method thereof	Invention	PCT/CN2010/077501	2010.9.30

Patents — Licensing Rights

Presently, natural fiber sources are limited by nature, with natural fibers having high cost and relatively low abrasion resistance and tensile strength. On the other hand, synthetic fibers are poor water-absorbents, flame-retardants, and provide only low comfort.

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for the textile industry a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Evergreen Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the United States. The Licensed Patents have been licensed to us exclusively until 2024. See Item 7 below.

The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather, which is the most essential front-end manufacturing process in the production of our new Evergreen Products. We believe that the patents that we own and the Licensed Patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

Trademarks

We currently use the registered trademark “Illigate”.

We are in the process of obtaining the trademark “Evergreen LZ” for our new Evergreen Products.

Competition

We believe that the principal competitive factors needed to compete in the synthetic fabric industry in China are as follows:

•
Cost control and pricing. Manufacturers must have the ability to control the costs of raw materials and other operational expenses in order to control the pricing of their products. Consequently, manufacturers must have the ability to use economies of scale to secure competitive pricing from suppliers of raw materials.

•	Technology. Manufacturers must have the ability to install eco-friendly technology that allows them to produce their fabrics from low-cost raw materials such as leather waste.

•
Barriers to entry. Manufacturers must have the technical knowledge, local market knowledge and established relationships with suppliers and customers to support the development of new products and the growth of commercially viable production facilities.

•
Logistics and services. A manufacturer’s ability to compete is dependent upon the geographic location of its production facilities in relation to the manufacturing facilities of customers and suppliers, and the ability to manage the logistics and delivery of its products.

The synthetic fabric industry in China is very large and fragmented. Our ability to compete against other national and international enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing large volumes of high quality products that appeal to consumers’ preferences at competitive prices. Our local competitors generally consist of small-scale manufacturers, many of whom develop a range of finishing processes which is not as broad as ours and utilize production technology which is not as advanced as some of our patented technology. Some of our competitors have been in business longer than we have and are more established. Our competitors may provide products comparable or superior to those we provide, and our competitors may adapt more quickly than we do to evolving industry trends or changing market requirements.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market in the future. However, to date, potential international competitors have purchased products from domestic Chinese manufacturers such as ours and have little or no presence of their own in the PRC market.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance, including pension insurance, unemployment insurance, work related injury insurance, maternity insurance and medical insurance to approximately 26.6% of our employees, in accordance with PRC regulations. We also maintain insurance for our plants, machinery, equipment, inventories and motor vehicles. However, we do not maintain product liability insurance for our products.

Governmental Regulations

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities.

The major environmental regulations applicable to us include:

•       the Environmental Protection Law of the PRC;

•       the Law of PRC on the Prevention and Control of Water Pollution;

•       Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;

•       the Law of PRC on the Prevention and Control of Air Pollution;

•       Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;

•       the Law of PRC on the Prevention and Control of Solid Waste Pollution; and

•       the Law of PRC on the Prevention and Control of Noise Pollution.

We are periodically inspected by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws. To date, the Company’s cost of compliance has been insignificant. The Company does not believe the existence of these environmental laws, as currently written and interpreted, will materially hinder or adversely affect the Company’s business operations; however, there can be no assurances of future events or changes in laws, or the interpretation of laws, governing our industry.

The Chinese authorities have recently mandated a significant reduction of energy usage in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan, which plan concludes on December 31, 2010. As a result, we were instructed by local government officials in mid-November that we will be restricted from using electrical power in our original facility for approximately eight days during the remainder of November 2010, although our new Evergreen Product facility will be unaffected because it has been designated as a priority project by the local government. In response to this policy, we have obtained a power generator to provide us with the energy needed to run our original facility when electrical power is restricted. If this power generator is unable to generate sufficient energy for our facility when electrical power is restricted, the results of our operations would be affected during that time. It is currently unclear whether the electrical power restriction will be in place during December 2010. In addition, while we believe that the current restrictions will be eliminated with the implementation of China’s 12th Five Year Plan on January 1, 2011, additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

Circular 75 Compliance and Approval

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, the required filings pursuant to SAFE Rules are underway for shareholders of Lizhan Environmental. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. It is our understanding that these shareholders are in the process of making the required filings. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

4C.  Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D.  Property, Plants and Equipment

Lizhan Textile owns 3 factory buildings with total area of 18,967 square meters; 1 office building with total area of 2,568 square meters; 1 staff dormitory and canteen building of 4,632 square meters. The above-mentioned properties were put into service since 2007. The comprehensive design production capacity of the existing production lines for Lizhan Textile is 15 million meters. Our annual production output has reached 14.8 million meters, or 99% of the production capacity. Our production capacity could be increased to 17 million meters to meet market demands under current conditions without additional capital investment and without extending the working hours of the equipment. For the production of Evergreen products, Hongzhan has 3 factory buildings with a total area of 30,000 square meters. In addition, our newly leased facility has a total area of 32,301 square meters, including 10,800 square meters for the buildings located at the facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A.  Operating Results

Overview

General
Lizhan Environmental Corporation is an innovative green materials manufacturer that designs high quality recycled leather and synthetic leather in China. Our products are utilized worldwide in industries such as furniture, automotive upholstery and other consumer goods. Lizhan owns and exclusively licenses a broad range of patents for its recycled leather products and its other synthetic leather products. Our soon to be marketed Evergreen Products have been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom.  Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are flocked with recycled genuine leather waste. Recycled leather flocked fabric products accounted for approximately 73.9% of our revenue in the year ended September 30, 2010.

Our business depends on obtaining a reliable supply of various raw materials, including leather waste, ultrasuede grey cloth, polyurethane, which we also refer to as PU, backing fabric, and resin. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. To minimize purchasing costs, we use fewer than five primary suppliers for each of our raw materials. However, as we expand our operations and require greater supplies of leather waste products, we may not be able to procure a sufficient supply of these materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Our products are used in various consumer applications, as we sell our products to furniture, automotive upholstery and garment manufacturers, as well as fabric distributors. We sell domestically in China and export to the US and other countries, including Nicaragua, Germany and Belgium. During the twelve months ended September 2010 and 2009, approximately 22.9% and 37.3% of our revenues, respectively, were generated from export sales. The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

We have experienced substantial growth since we launched our commercial production in November 2007. Our aggregate annual production capacity was 15 million meters as of September 30, 2010. We produced and sold approximately 8.0 million and 14.0 million meters of fabric during the twelve months ended September 30, 2009 and 2010, respectively. Our revenues and net income increased substantially during these periods. Specifically, we generated revenues of $21.6 million and $46.3 million and achieved net income of $2.7 million and $8.2 million during the twelve months ended September 30, 2009 and 2010, respectively. We believe that the growth which we have achieved reflects our success in addressing customer needs, strategically expanding our production lines, increasing market penetration and enhancing the quality of our products.

We recently completed the testing of the first of our Evergreen Product production lines and expect to begin mass production in mid-February. In addition, we plan to launch mass production of the second of our Evergreen Product production lines by May 2011, provided that there is sufficient demand for our Evergreen Products at that time. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively, provided that there is sufficient demand for our Evergreen Products at that time. To accommodate this increase in production, we will require additional capital to meet a significant portion of our anticipated growing working capital requirements. The capital that we recently raised in our initial public offering is insufficient to meet our capital needs, and there can be no assurance that additional financing will be available in amounts or on terms acceptable to us, if at all.

According to a 2009 report issued by the China Investment Consulting Company (the OCN Report), in recent years, production of synthetic fabric in developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. In an attempt to take advantage of this trend, we have broadened our customer base over time, both in the PRC and in the international markets. Compared to the year ended September 30, 2009, sales to domestic PRC customers and to international customers increased by approximately 163.6% from $13.6 million to $35.7 million and by 31.5% from $8.1 million to $10.6 million, respectively, during the years ended September 30, 2009 and 2010.

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather waste to produce eco green fabrics which are more similar to genuine leather in quality than our existing products, at lower production costs than genuine leather products. Specifically:

•
We use innovative production technology, for which we have filed an invention patent application in the PRC, to manufacture recycled leather flocked fabric products. We have been selling these products since fiscal year 2009, and these products accounted for approximately 73.9% of our revenue in the year ended September 30, 2010.

•
We own and lease innovative patented production technologies that we use to manufacture new Evergreen Products. We believe these technologies will enable us to generate imitation leather products that look and feel more similar to genuine leather. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automotive upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

We believe that the Evergreen Products, which are environmentally friendly, will generate higher margins than our existing products, as a result of higher sales prices without a proportionate increase in cost of sales. Based on our market feasibility study and discussions with long-term customers who have entered into market co-development agreements with us, we believe that we may be able to sell our Evergreen Products at approximately two to three times the average selling price of our existing products. However, outside of research and development testing, we have never produced or sold any Evergreen Product and there is no assurance that we will be successful in developing and selling these products or in growing this line of business.

Important Factors Affecting our Results of Operations

We believe that the significant factors that affect our financial condition and results of operations are as follows:

•
Expansion of our production capacity and increase of production volume. Our revenues largely depend on our production capacity and production volume. The operations at our original facility commenced in November 2007 and have expanded over time. As of September 30, 2010, our original facility had the design capacity to produce 15 million meters of fabrics annually. We produced and sold approximately 8.0 million and 14.0 million meters of fabric during the twelve months ended September 30, 2009 and 2010, respectively. Our revenues and net income increased substantially during the past period. Specifically, we generated revenues of $21.6 million and $46.3 million, and achieved net income of $2.7 million and $8.2 million during the twelve months ended September 30, 2009 and 2010, respectively. We recently completed the construction of our Evergreen Products facility and intend to begin mass production using the first Evergreen Product production line in mid-February.

•
Introduction of new products. In fiscal year 2009, we launched the production and sales of our recycled leather flocked fabric products which are flocked with leather waste. We have seen a rapid increase in the demand of this product from our customers, and anticipate that this product will continue expanding and account for an increasingly significant percentage of our total revenues in fiscal year 2010. During fiscal year 2009 and the year ended September 30, 2010, this product accounted for 54.3% and 73.9% of total revenue, respectively. In addition, as we have gotten more experienced in the production and sales of this product, our gross margin has increased as a result of higher average selling price and better production yield. During fiscal year 2009 and the year ended September 30, 2010, our gross margin for this product was 19% and 28%, respectively.

•
Product mix and effect on gross margin. Our gross margin in any given period will be directly impacted by our product mix. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from purely chemical-based products, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are flocked with recycled genuine leather. We manufacture products based on customer orders. Order may have unique specifications and may vary on selling prices, production costs and gross margins. Our selling price and gross margin may decline if our competitors lower their prices and we respond by reducing prices to compete more effectively. Alternatively, we may increase our selling price and gross margin when we introduce new or enhanced products or when there are products which few manufacturers can produce. As a result, new products, such as recycled leather flocked material, generally generate higher selling prices and profit margins. We expect our new Evergreen Products will generate even higher selling prices and profit margins. Mature products such as ultrasuede generate lower selling prices and gross margins. Our increased revenue exposure from new products will lead to higher overall gross margin. During the years ended September 30, 2009 and 2010, our gross margin was 17.3% and 24.3%, respectively. The gross margin increased during fiscal 2010 mainly as a result of the higher proportion of recycled leather products sold.

•
Raw materials prices. Raw material is the most important aspect of our production cost. During fiscal years 2009 and 2010, direct material costs accounted for approximately 88% and 91% of our total cost of sales, respectively. As a result, price fluctuations in raw materials impact our gross profits and results of operations. Our production requires substantial quantities of various raw materials. The market for certain of our principal raw materials, in particular PU base and microfiber cloth, may fluctuate over time based on market conditions. For instance, the cost of our raw materials increased significantly during the three months ended December 31, 2010 and this trend may continue in the near future unless the PRC government is successful in implementing measures to slow recent increases in inflation. In addition, we outsource when we foresee capacity constraint or on certain processes which are required by the customers that we don’t yet handle in-house. Our material costs increase as we increase the level of outsourcing. During a period of volatile material costs, it is industry practice for manufacturers to place advanced orders with a committed quantity and price to ensure an ample supply of raw materials within an expected pricing range, and to pass onto customers a portion of the cost fluctuations, which practice we have adopted. We account for inventory for raw materials at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. However, because we keep inventory on hand for relatively short periods of time, we believe that differences between cost and market are not significant.

•
Adequate supply of raw materials. Many of our current suppliers have longstanding relationships with us. These long-standing supplier relationships provide us with a competitive advantage in China. Many of our current suppliers are located in Zhejiang Province, PRC, in close proximity to our facilities. We also purchase leather waste, which is a lower cost material, in bulk quantities from leather manufacturers. To date, we have been able to obtain these products in sufficient amounts and at competitive prices. During the year ended September 30, 2010, we procured raw materials from over 100 suppliers overall. During the year ended September 30, 2010, our largest supplier accounted for 12.5% of our total raw material purchases, and our top five largest suppliers accounted for 41.8% of our total raw material purchases collectively.

Seasonality

Our production and sales slow considerably during and around the Chinese New Year, which usually occurs during the quarter ended March 31, as a result of the closing of our facilities and the facilities of many of our customers for the New Year’s celebration, as well as the shutting down of our steamers for an annual inspection by local authorities. In addition, our sales volume declines during summer due to the slow demand from the international markets while consumer spending is generally slower for furniture and garments.  Consequently, our results of operations may fluctuate from quarter to quarter.  In addition, any significant decrease in sales during the remainder of the year would have a material adverse effect on our business, our financial condition and our results of operations.

Taxation

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax, and any dividend payments we may make are not subject to any withholding. Under the prevailing laws of Hong Kong, there is no tax on capital gains and dividend payments by our Hong Kong subsidiary are not subject to any withholding tax. Hong Kong profits tax will only apply if our Hong Kong subsidiary carries on business in Hong Kong and derives a Hong Kong sourced profit from such business. Our operating subsidiaries in the PRC are subject to the PRC enterprise income tax, or EIT. Each of our operating subsidiaries files its own separate tax return on a calendar year basis.

According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 were entitled to full exemption from income tax for two years beginning from the first year when the enterprises become profitable and have accumulative profits, and a 50% income tax reduction for the subsequent three years. Lizhan Textile was entitled to the EIT exemption in the company fiscal years ended September 30, 2008 and 2009, and is subject to 50% income tax reduction during the period from January 1, 2010 to September 30, 2012. Hongzhan is subject to a uniformed tax rate of 25% beginning in 2010.

Set out in the following table are the EIT rates for our two PRC Operating Companies from 2008 to 2013:

	2008	2009	2010	2011	2012	2013
Lizhan Textile	—	—	12.5%	12.5%	12.5%	25%
Hongzhan	—	—	25%	25%	25%	25%

Foreign Currency Translation

Our financial statements are expressed in US dollars but the functional currency of our operating subsidiary is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into US dollars are included in determining comprehensive income.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	For the Year Ended September 30,
	2010		2009
	(Audited)
	USD	% of Revenue	USD	% of Revenue
Net Sales	$46,321,225	100.0%	$21,612,541	100.0%
Cost of Sales	(35,042,898)	(75.7)%	(17,868,408)	(82.7)%
Gross profit	11,278,327	24.3%	3,744,133	17.3%
General and administrative expenses	(2,110,506)	(4.6)%	(1,053,752)	(4.9)%
Research and development expenses	(136,398)	(0.3)%	(64,991)	(0.3)%
Selling and marketing expenses	(634,544)	(1.4)%	(322,133)	(1.5)%
Operating Income	8,396,879	18.1%	2,303,257	10.7%
Other income/(expenses), net	673,350	1.5%	428,041	2.0%
Income before taxes	9,070,229	19.6%	2,731,298	12.6%
Income tax expense	(912,249)	(2.0)%	—	—
Net income	8,157,980	17.6%	2,731,298	12.6%
Net loss attributable to non-controlling interest	28,127	—	—	—
Net income attributable to the Company	8,186,107	17.7%	2,731,298	12.6%
Foreign currency translation adjustment	422,497	1.0%	(6,026)	—
Foreign currency translation adjustment attributable to non-controlling interest	(1,906)	—	—	—
Comprehensive income	$8,606,698	18.6%	$2,725,272	12.6%

Comparison of Year Ended September 30, 2010 and September 30, 2009

Net Sales. We generate revenues from sales of our synthetic leather and other fabrics. During the year ended September 30, 2010, we had revenues of approximately $46.3 million as compared to revenues of approximately $21.6 million during year ended September 30, 2009, an increase of approximately $24.7 million, or 114.3%. The growth in our revenues during the year ended September 30, 2010 was attributable to a significant increase of volume sold during such period as compared to the year ended September 30, 2009. We produced and sold 8.0 million and 14.0 million meters of fabrics during the years ended September 30, 2009 and 2010, respectively.

The following table provides a breakdown of revenues of each of our product types during the years September 30, 2010 and 2009:

	Year ended September 30,
	2010		2009		Growth from the same period last year
	$	% of Total Revenue	$	% or Total Revenue	$	%
Products:
Ultrasuede	9,201,596	19.9%	8,616,807	39.9%	584,789	6.8%
Recycled leather flocked fabric	34,209,667	73.9%	11,740,691	54.3%	22,468,976	191.4%
Microfiber towel	558,408	1.2%	408,354	1.9%	150,054	36.7%
Tufted fabrics	1,692,669	3.7%	115,866	0.5%	1,576,803	1,360.9%
Other fabrics	658,885	1.3%	730,823	3.4%	(71,938)	(9.8)%
Total	46,321,225	100.0%	21,612,541	100.0%	24,708,684	114.3%

We generated revenues of approximately $34.2 million from sales of our recycled leather flocked fabric products in the year ended September 30, 2010, the production of which we launched during the fiscal year ended September 30, 2009. This product is flocked with genuine leather and the quality of these products is better than purely chemical-based synthetic products. As a result, the price that customers are willing to pay for this product is higher, resulting in higher revenues and gross margins. In addition, the production of these products is more environmentally friendly than the production of products made from non-recycled raw materials.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the year ended September 30,
	2010		2009		Growth from the same
					period last year
		% of		% of
	$	Revenue	$	Revenue	$	%
Customer
Domestic Chinese customers	35,720,935	77.1%	13,550,142	62.7%	22,170,793	163.6%
Export customers	10,600,290	22.9%	8,062,399	37.3%	2,537,891	31.5%

During the year ended September 30, 2010, our customer base expanded. We had 27 international customers and 189 domestic customers, increased from 14 international and 79 domestic customers from the year ended September 30, 2009.

While sales to domestic PRC customers increased by approximately 163.6% during the year ended September 30, 2010, sales to international customers increased by approximately 31.5% during the year ended September 30, 2010. We expect our revenues in the domestic and international markets to continue to grow.

Cost of Sales. Cost of sales was approximately $35.0 million during the year ended September 30, 2010, as compared to approximately $17.9 million during the year ended September 30, 2009, representing an increase of 96.1% or approximately $17.2 million. This increase resulted from the increase in volume sold during this period. In addition, our depreciation expenses for our plants and machinery increased to approximately $0.7 million in the year ended September 30, 2010 from approximately $0.5 million in the year ended September 30, 2009 as a result of new equipment purchased for our original facility. As a percentage of net revenues, cost of revenue decreased from 82.7% to 75.7% during the year ended September 30, 2010.

Gross Profit and Gross Margin. Our gross profit increased 201.2% to approximately $11.3 million during the year ended September 30, 2010, from approximately $3.7 million for the same period in 2009. The increase was primarily attributable to increased sales and change of product mix. For the years ended September 30, 2010 and 2009, our gross margin was 24.3% and 17.3%, respectively. The rise of gross profit margin in 2010 is due to the maturity of our production technique for our recycled leather flocked products, which resulted in increased product yield and decreased costs. In addition, the sales price of the recycled leather flocked material has increased. However, during the third and forth quarters, we experienced an increase in the costs of producing these materials as a result of increased prices for raw materials.

General and Administrative Expenses. General and administrative expenses totaled approximately $2.1 million for the year ended September 30, 2010, as compared to approximately $1.1 million for the year ended September 30, 2009, representing an increase of 100.3%. This increase was primarily attributable to expenses incurred in connection with the retention and payment of advisors in connection with our listing as a US public company, in addition to the increased payment of salaries and related expenses to our employees as a result of new hires in fiscal year 2010.

Research and Development Expenses. Research and development expenses totaled $136,398 for the year ended September 30, 2010, as compared to $64,991 for year ended September 30, 2009, an increase of 109.9%. This increase was attributable to the payment of salaries and related expenses to additional employees during the year ended September 30, 2010, as we expanded the size of our research and development staff efforts during that time.

Selling and Marketing Expenses. Selling and marketing expenses totaled $634,544 for the year ended September 30, 2010, as compared to $322,133 for the year ended September 30, 2009, an increase of 97.0%. This increase was attributable primarily to increased advertising and promotion activities, staffing costs and other costs relating to selling and marketing activities.

Operating Income. As a result of the foregoing, operating income for the year ended September 30, 2010 was approximately $8.4 million, an increase of 264.6% as compared to approximately $2.3 million for the same period in 2009.

Other Income (expenses), net. Our other income (expenses), net for the year ended September 30, 2010 totaled $673,350, compared to other expenses of $428,041 for the previous year. Other income (expenses), net for the year ended September 30, 2010 comprise revenue of $649,484 from an exclusive distribution rights arrangement with one of our largest customers, government grants of $440,826 which were awarded to us by the local PRC government as an incentive to increase our exports, scrap sales of $14,034, other miscellaneous income of $35,101, exchange loss of $49,788, interest income of $26,721, interest expense of $300,609 and other expenses of $142,419. Our other income and expenses for the year ended September 30, 2009 comprise revenue of $539,244 from an exclusive distribution rights arrangement with one of our largest customers, government grants of $26,367 which were awarded to us by the local PRC government as an incentive to increase our exports, scrap sales of $44,937, the exchange loss of $24,963, interest income of $19,972 and interest expenses of $166,186 and other expenses of $11,330.

We recognized $539,244 of the value of the machines we received as revenue for the year ended September 30, 2009.

Provision for Income Taxes. We incurred income tax expenses of $912,249 and $0 in fiscal years ended September 30, 2010 and 2009, respectively. Beginning in calendar year 2010, Lizhan Textile became subject to an income tax rate of 12.5%.

Net Income. As a result of the foregoing, our net income totaled approximately $8.2 million for the year ended September 30, 2010, as compared to approximately $2.7 million for the year ended September 30, 2009, an increase of 199.7%.

5.B.  Liquidity and Capital Resources

General

Our primary capital needs have been, and we expect will continue to be, to fund the working capital requirements necessitated by our sales growth, including purchasing raw materials from suppliers, adding new products and completing construction of our Evergreen Products facility. Our primary sources of financing have been cash generated from operations, short-term loans, long-term loans, lines of credit from banks in China, proceeds from bank acceptance notes and proceeds from our recent initial public offering. We expect to continue to finance our operations and working capital needs in 2011 from these sources.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in fiscal year 2011 and do not foresee a reduction in the availability of bank credit to fund our operations and meet our growth objectives. We expect that anticipated cash flows from operations, short-term bank loans, bank acceptance notes and lines of credit will be sufficient to fund our current operations and growth plans through at least the next twelve months.

The recent construction of our Evergreen Products facility and the installation of production line 1 cost approximately $13.0 million in the aggregate, $12.0 million of which has been due and paid from our revolving lines of credit and cash generated from operations. The installation of production lines 2, 3 and 4 are expected to cost approximately $12.0 million in the aggregate. We intend to use the proceeds from our initial public offering and long-term loans to meet this capital requirement.

On October 28, and 29, 2010, we repaid our short-term loans in the aggregate amount of approximately $9.5 million. In addition, during that period, we entered into new long-term loans, which are due between May to December 2012, in the aggregate amount of $9.5 million. As a result, our short-term loans as at September 30, 2010 amounted to $4.2 million in the aggregate and long-term loans currently amounted to $9.5 million in the aggregate at the end of October 2010. Additionally, in October 2010, we also obtained one short term loan of approximately $747,000 and a one-year line of credit with Shanghai Pudong Development Bank with an availability of up to approximately $4.9 million.

We believe that these events enhance our working capital position in the near future and will give us greater flexibility in managing the growth of our company, including investment in our new Evergreen Product facility and first production line. We anticipate repaying our newly obtained long-term loans by using cash generated from our operations.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due or to fund our growth plans, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that we will be able to raise additional capital or reduce discretionary spending to provide required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult. Accordingly, we cannot be sure of the availability or terms of any alternative financing arrangements.

Cash and Restricted Cash

The following table sets forth a summary of cash and restricted cash at the end of the periods indicated:

	September 30,
	2010	2009
	(Audited)	(Audited)
Cash	$2,597,366	$864,162
Restricted cash	1,072,416	1,972,470

Restricted cash represents bank deposits held as collateral for bank acceptance notes, and will be released at the expiration date of the bank acceptance notes. The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes, which are generally at a lower rate than the banks’ interest rate. As security for the bank acceptance notes, we have been required to place deposits equal to 40% to 50% of the note amounts with the banks and other pledge and guarantee.

Restricted cash fluctuated during these periods in proportion to the balance of the bank acceptance notes.

Cash Flow

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended September 30,
	2010	2009
	(Audited)	(Audited)
Net cash provided by operating activities	$7,558,625	$473,578
Net cash used in investing activities	(15,737,840)	(2,219,103)
Net cash provided by financing activities	9,922,302	1,903,745

Operating Activities

Net cash provided by operating activities was approximately $7.6 million and $0.5 million for the years ended September 30, 2010 and 2009, respectively. We experienced a substantial increase in net income, to $8.1 million in the year ended September 30, 2010 compared to $2.7 million in the year ended September 30, 2009, and an increase in accounts payable, income tax payable and value added tax and less increase in inventory, partially offset by deferred income related to our exclusive distribution arrangement with one of our largest customers and an increase in accounts receivable, an increase in inventories and a decrease in prepaid expenses as a result of our growth in fiscal year 2010.

In addition to our growth, which has driven the increase of cash provided by our operating activities in 2010, a primary factor affecting our operating cash flow is the timing of cash receipts from product sales and payments for purchase of materials in the ordinary course of business. A majority of our cash receipts are collected with a credit period of 60 to 90 days. We generally pay our suppliers in 60 days and, from time to time, with 3-month bank acceptance notes. Going forward, we expect cash provided from operating activities to continue to be a major source of liquidity for us, and we expect the future trend to continue to be affected by the factors described above.

Our accounts receivable balances as of September 30, 2009 and 2010 were $4.3 million and $7.3 million, respectively. Our accounts receivable increased during these periods as a result of the significant increase in sales with credit terms of generally 60 to 90 days. The accounts receivable turnover days, which we define as our average receivable balances during the period divided by sales and multiplied by the number of days in the period, were 62 and 46 days, respectively, in fiscal years 2009 and 2010. Average accounts receivable days decreased over time as a result of our stricter collection efforts. Our credit period granted to customers is generally 60 to 90 days, depending on our business relationship with the customer, the customer’s credit history and prevailing market conditions.

Our inventory balances as of September 30, 2009 and 2010 were $3.5 million and $4.7 million, respectively, among which raw material inventory was $1.2 million and $1.5 million, respectively. The increase in 2010 resulted from increased sales in the same year. We generally keep a raw material inventory of one month at hand for the production planning purposes. The number of inventory days, which we define as the average inventory balances during the period divided by cost of goods sold and multiplied by the number of days in the period, decreased from 51 days in 2009 to 42 days in 2010. The decrease of inventory turnover in days is due to the rise of sales volume through the year while the raw materials in stock are subject to the influence of price hike.

Our accounts payable and bank acceptance notes payable, collectively, as of September 30, 2009 and 2010, were $8.9 million and $10.3 million, respectively. Both items are derived from our trade related procurement. Notes payable refers to the balance of bank acceptance notes which finance the purchase of our raw materials and is commonly used by Chinese companies to obtain bank financing with a lower financing cost. We generally make payments to our suppliers within sixty days following the date of delivery either in cash or with 3-month bank acceptance notes. The increase in 2010 resulted from the increased levels of bank acceptance notes needed to finance our operations. Our days payables, which we define as the average payable balances during the period divided by cost of goods sold and multiplied by the number of days in the period, increased from 83 days in 2009 to 67 days in 2010.

Investing Activities

For the year ended September 30, 2010, approximately $15.7 million was used in investing activities as compared to approximately $2.2 million used in investing activities for the same period in 2009, reflecting an increase in payments for the purchase of plants and equipment and the purchase of land use rights.

The purchases of property, plant and equipment were primarily made in connection with the expansion of our manufacturing facilities. We expect investing activities over the next several years to increase significantly from previous levels as we execute our plan to install new production lines for our Evergreen Products. See “Capital Expenditures” below.

Financing Activities

Net cash provided by financing activities for the year ended September 30, 2010 was approximately $9.9 million as compared to approximately $1.9 million in the same period in 2009. The increase in cash provided by financing activities was primarily due to increased proceeds from short-term bank loans and bank acceptance notes, partially offset by the repayment of bank acceptance notes and an increase in repayments of short-term bank loans.

As of September 30, 2010, we maintained working capital facilities of $14.7 million with various banks in China. We are generally not subject to any operational or financial covenants under these working capital facilities.  However, our loan from China Construction Bank in the amount of $5.0 million provides that our debt-to-asset ratio may not exceed 70% for more than three months, our debt-to-equity ratio may not exceed 50% and any investment in another company may not exceed 20% of our shareholders’ equity. As of September 30, 2010, we had applied $13.4 million of the credit facilities for production facilities on existing products and the new project related to Evergreen Products.

Capital Expenditures

We incurred capital expenditures of approximately $16.7 million and $1.2 million for and the years ended September 30, 2010 and 2009, respectively, primarily in connection with purchases of land use rights, property, plant and equipment and construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. These capital expenditures were financed by the cash flow generated by our operations and from bank financing.

We believe that our capital expenditures in 2011 will be incurred primarily in connection with the construction of our Evergreen Products facility.

We expect to finance these capital expenditures by using cash on hand, internal cash flow to be generated by operations, short-term and long-term bank borrowings, bank facilities and net proceeds from our recent initial public offering.

Loan Facilities

As of September 30, 2010, our outstanding bank loans which are all classified as current, were as follows:

Payable to:
China Construction Bank	$5,007,100
China Citic Bank	448,397
Hang Zhou Bank	747,328
Jiaxing City Commercial Bank	7,473,283
Total	$13,676,108

In connection with these loans, we have pledged our buildings and land use rights, and Mr. Jianfeng Liu has provided a personal guaranty. Generally, our loan amounts are denominated in RMB with fixed interest rates which range from 5.31% to 6.107%.

On October 28, and 29, 2010, we repaid our short-term loans in the aggregate amount of approximately $9.5 million. In addition, during that period, we entered into new long-term loans, which are due between May to December 2012, in the aggregate amount of $9.5 million. As a result, our short-term loans as at September 30, 2010 amounted to $4.2 million in the aggregate and long-term loans currently amounted to $9.5 million in the aggregate at the end of October 2010. Additionally, in October 2010, we also obtained one short term loan of approximately $747,000 and a one-year line of credit with Shanghai Pudong Development Bank with an availability of up to approximately $4.9 million. We believe that these events enhance our working capital position in the near future and will give us greater flexibility in managing the growth of our company, including investment in our new Evergreen Product facility and first production line. We anticipate repaying our newly obtained long-term loans by using cash generated from our operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Impairment

We account for impairment of long-lived assets including property, plant and equipment, and amortizable intangible assets in accordance with ASC 360-10-35, “Impairment and Disposal of ASC 360-10-35,” “Impairment or Disposal of Long-Lived Assets Subsections”, which requires an impairment loss to be recognized when the carrying amount of a long-lived asset or asset group exceeds its fair value and is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition). The impairment loss is measured as the excess of the carrying amount over the assets (or asset group’s) fair value.

Revenue recognition

Our revenues consist of sales of synthetic leather and other fabrics which are used in the production of residential and office furniture, garments and automotive upholstery products. Sales are recognized in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Revenues are presented net of value added tax (VAT). No return allowance is made as products are normally not returnable upon acceptance by the customers.

Foreign currency translation

Our reporting currency of the Company is United States Dollars. All assets and liabilities accounts have been translated into United States Dollars using the current exchange rate at the balance sheet date. Capital stock is recorded at historical rates. Revenue and expenses are translated using the average exchange rate in the year. The resulting gain and loss has been reported as other comprehensive income (loss) within the shareholder’s equity.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include estimates of accruals and determination of fair values for assets disposal.

Recently issued accounting pronouncements

Effective January 1, 2010, the Company adopted the provisions in ASU 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to transfers in and out of levels 1 and 2 and activity in level 3 fair value measurements, as well as amends existing disclosure requirements on level of disaggregation and inputs and valuation techniques. The adoption of the provisions in ASU 2010-06 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not materially impact the Company’s results of operations or financial position, but did require changes to the Company’s disclosures in its financial statements.

In April 2010, the FASB issued ASU No. 2010-13 — Compensation — Stock Compensation (Topic 718), which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company expects that the adoption of the amendments in this Update will not have any significant impact on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s Consolidated Financial Statements upon adoption.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

Governmental Regulations

See the discussion under the heading “Governmental Regulations” in Item 4 above for a discussion of governmental policies or factors that could materially affect our business.

5.C.  Research and Development, Patents and Licenses, etc.

Research and Development

We have 15 full-time professionals in our research and development division that have developed innovative technology that is instrumental in controlling our production costs, increasing our operational efficiency and enhancing our ability to develop eco-friendly production processes. Our combination proprietary production technology enables us to use lower-cost materials, including leather waste, in place of the higher-value and non-recyclable chemical fiber based materials.

One of our key employees, Mr. Liwen Zhang, who is also a minority shareholder of our Hongzhan operating subsidiary, is the original owner of four Chinese patents, seventeen international patents and eight international patent applications related to technologies utilized in the manufacture of our Evergreen Products. Three of the Chinese patents have been transferred to us and the remaining patents and patent applications, all of which are related to the technologies that are critical to the production of the Evergreen Products, have been licensed to us for our exclusive use until 2024. Mr. Zhang has managed the research and development process on these patents and related production technologies since 2003. Mr. Zhang and four other researchers joined our company in February 2010.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are currently developing nylon taffeta, a new PU leather material that is used for apparel manufacturing purposes.

We will focus our research and development efforts primarily on our new Evergreen Products going forward. We entered into a three-year joint research and development agreement with Sichuang University in China, under which we will establish a genuine leather fiber research lab to focus on developing the applications and products for our Evergreen Products. All research results that are jointly developed pursuant to this relationship will belong to both parties. We will have the exclusive right to produce, sell and export products based on these results. However, we will be obligated to pay a percentage of any sales of any of these products to Sichuang University.

5.D.  Trend Information

See discussion in Parts A and B of this item.

5.E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F.  Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term debt obligations and operating lease obligation.  The following table sets forth a breakdown of our contractual obligations as of September 30, 2010:

	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Short-term debt obligations (1)	13,676,108	13,676,108	-	-	-
Operating lease obligations	6,234,553	590,573	1,816,559	1,816,559	2,010,862
Total	19,910,661	14,266,681	1,816,559	1,816,559	2,010,862
________________
(1) Attributable to short-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date of this annual report.

Name	Positions	Age
Jianfeng Liu	President, Chief Executive Officer and Chairman of the Board and Director	46
Angell Chang	Chief Financial Officer	40
Jianfu Ma	Finance Controller and Director	41
Jianrong You	Director	39
Zhenyuan Feng	Director	44
Jianlun Tu	Director	46
Johnson Lau	Director	37
Jiancheng Sun	Director	41
Liwen Zhang	Chief Scientist	46

There are no family relationships among our directors, executive officers and key employees. The address of each of our directors, executive officers and key employees is c/o Lizhan Environmental Corporation, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

Executive Officers, Directors and Key Employees

Mr. Jianfeng Liu is the founder and Chief Executive Officer of our Company and has served as Chairman of our Board of Directors since August 2009. He has more than 20 years of experience in corporate strategy, business management, business development and industrial analysis in the synthetic fabric and textile industries. Prior to founding our Company, from 2004 until 2005, Mr. Liu was the General Manager of Haining Jianfeng Textile Co., Ltd., which produces and sells cloth. From June 1998 until December 2003, Mr. Liu was General Manager of Shanghai Xiangcheng Textile Material Co., Ltd., which was a leather and cloth processing company. From May 1993 until May 1998, Mr. Liu was Factory Director of Shanghai Ruilian Composite Fabrics Co., Ltd., which is a leather and cloth processing company. From July 1987 until 1993, Mr. Liu was Factory Director of Guangdong Nanhai Dayi Shoes Material Factory., which is a leather and cloth processing company. Mr. Liu taught at Chengbu Wei Xi Xiang Jiang Middle School from 1985 until June 1987. Mr. Liu completed the U.S. Excellerated Business School for Entrepreneurs program.

Ms. Angell Chang has been our Chief Financial Officer since June 2010. Ms. Chang graduated from Montclair State University with a BS in accounting. Ms. Chang is a certified public accountant (CPA) licensed in the State of New Jersey. Ms. Chang has extensive work experience with public trading companies, such as Wyndham Worldwide, Pfizer, and Polo Ralph Lauren. Before joining our company, Ms. Chang was employed by Wyndham Worldwide from 2006 to 2010, where she was in charge of consolidation and internal reporting, which involved auditing related experience and frequent communication with the company’s auditors. At Pfizer, from 2003 to 2006, Ms. Chang was a senior SEC analyst. Ms. Chang is a native Chinese speaker and has lived in the United States for approximated twenty years.

Mr. Jianfu Ma was the Chief Financial Officer of our company from 2008 until June 2010. Since June 2010, Mr. Ma has been our Finance Controller. Mr. Ma has also been a director since March 2010. He has extensive experience in financial, taxation and investment advisory services. Before joining our company in 2008, Mr. Ma was Chief Auditor of Tongxiang Materials Bureau from 1990 until 1995. From 1995 until 1996, Mr. Ma was General Manager of Tongxiang Wuzhen Materials Corporation. From 2000 until 2007, Mr. Ma was Senior Business Manager of Jiaxing Xinge Tax Agents Firm. From 1996 until 2003, Mr. Ma was General Manager of Zhongcheng Finance and Taxation Co., Ltd. Mr. Ma studied Accounting at Hunan University Network School and he studied Finance Management at Zhejiang University of Finance and Economics. Mr. Ma holds a bachelor degree. He also has the professional titles of China Certified Tax Agent and China Certified Public Accountant.

Mr. Jianrong You has been General Manager of Lizhan Textile (Zhejiang) Co., Ltd. since July 2009, and has worked at the company since 2006, during which time he also held the position of Vice General Manager. He has more than 10 years of experience in corporate management, market operations and research and development. He has a depth of knowledge of the textile industry and valuable insight into market trends and products. Mr. You completed the Executives Seminar for Growth-Oriented Enterprises program at Zhejiang University.

Mr. Zhenyuan Feng has served as one of our directors since March 2010. He has more than 20 years of experience as a lawyer. He is currently a Partner, Chair and Director of Zhejiang Bai Jia Law Firm. Before working at Zhejiang Bai Jia Law Firm, Mr. Feng worked at Tongxiang City law firm from 1984 until 1995. Mr. Feng studied at East China University of Politics and Law, Southwest University of Political Science, postgraduate courses of Procedural Law (Civil Action Procedure direction).

Mr. Jianlun Tu has served as one of our directors since March 2010. Mr. Tu has participated in large and medium state-owned enterprises and private enterprises restructuring, reorganization, mergers and acquisitions, debt issuance and auditing. He is currently head of Tong Xiang Fang Lian Accounting Firm. From 1995 until 1999 he was GAO chief in Tongxiang City, and head of Tong Xiang Shenda Accounting Firm. Mr. Tu received a bachelors degree. He also has the professional title of Chinese Certified Public Accountant.

Mr. Johnson Lau has served as one of our directors since June 2010. Mr. Lau has been the Chief Financial Officer of AutoChina Group Inc. since October 2008 and subsequently became the Director of Finance of AutoChina International Limited (NASDAQ: AUTC) on July 15, 2010. Starting from December 2010, he became an independent director of China Green Material Technologies, Inc. (OTC: CAGM), which manufactures starch-based biodegradable containers, tableware and packaging materials. From March 2006 to October 2008, he was the Chief Financial Officer of Haike Chemical Group Ltd., a petrochemical and specialty chemical company. Mr. Lau served as the Chief Operating Officer of Kiwa Bio-Tech Products Group Corp. (OTC: KWBT.OB), which engaged in bio-technological products for agriculture products, from January 2005 to March 2006. Mr. Lau served on the Board of Directors of Haike Chemical Group Ltd. (AIM: HAIK) from January 2006 to January 2010. From May 1997 to August 2004, Mr. Lau worked for Deloitte Touche Tohmatsu in Hong Kong and Beijing. Mr. Lau received a Bachelor of Commerce degree from Monash University.

Mr. Jiancheng Sun has served as one of our directors since March 2010. Mr. Sun is currently Deputy Secretary-General of Chongfu Fur of China Association. Mr. Sun was the Chief of Construction and a member of the management committee of Chongfu Fur Market. Mr. Sun received his bachelor’s degree from Northeast China University of Finance.

Mr. Liwen Zhang has extensive experience in the research and development of technology for which he has sought multiple patents. Mr. Zhang began research on collagen fiber in 2004. In 2009, Mr. Zhang founded Eminent Benefit Holdings Limited, which acquired 13% of Hongzhan in February 2010. Mr. Zhang became our Chief Scientist in February 2010, following the acquisition of shares of Hongzhan by Eminent. From 2001 until 2004 he worked at Guangzhou Zhongyu Co., Ltd. From 1999 until 2003, Mr. Zhang researched and filed 22 applications for invention patents and a patent for a new utility model in connection with down fiber. Mr. Zhang began his research on the Evergreen Products in 2003.

6.B.  Compensation

For the year ended September 30, 2010, the aggregate cash compensation that we paid to our executive officers and directors was approximately $217,640. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers, other than Ms. Chang, is employed for a time period ranging from between one and three years. We have adopted several internal regulations which have to be strictly followed by our management and other employees. We may terminate the employment of each of our executive officers, other than Ms. Chang, as permitted by the Law of the People’s Republic of China on Employment Contracts, or the Employment Contract Law. Under the Employment Contract Law, we may terminate an employee for cause, at any time, without remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, willful dishonesty to us and willful and continued failure to perform substantially all his agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment permitted by the Employment Contract Law, at any time without penalty if there is any failure by us to comply with any material provisions of the employment agreement.

We have entered into an employment agreement with Ms. Angell Chang. Ms. Chang is employed as our Chief Financial Officer. The term of Ms. Chang’s agreement is from July 1, 2010 until July 1, 2012, which term is renewable upon expiration. We will compensate Ms. Chang at an annual rate of $150,000. Ms. Chang will be provided with living arrangements and transportation during the term of her employment. However, as described above, Ms. Chang has informed us of her intention to resign in the near future.

We may not terminate Ms. Chang’s agreement during the first twelve months of the term of the agreement without cause. After the initial twelve month period, we may terminate the agreement with three months written notice without cause. Ms. Chang may terminate the agreement with three months written notice without cause. If we terminate the agreement without cause during the initial twelve month period, within 30 days of termination, we will pay Ms. Chang in a lump sum, any unpaid bonus awards, reimbursable expenses and benefits owed through the day her employment was terminated. Within 30 days of termination, we will also pay Ms. Chang a lump sum equal to her unpaid base salary for the twelve months. If the agreement is terminated for cause by us, or for any reason by Ms. Chang, we will pay in a lump sum, any unpaid portion of base salary proportional to the number of months employed, any unpaid bonus awards, reimbursable expenses and benefits owed to Ms. Chang though the date of termination of employment.

Each executive officer and key employee has agreed to hold in confidence and not to use in competition against us, except as required in the performance of his or her duties in connection with the employment, any confidential information relating to the business of our company, affiliates or customers. Our executive officers have also agreed to disclose to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the employment and to assign all right, title and interest in them to us.

6.C.  Board Practices

Our Board of Directors currently has seven directors.  Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of more than ten directors. Our directors will be elected by the holders of our ordinary shares or by the directors. There are no agreements or understandings between any of our executive officers or directors and any other person pursuant to which such executive officer or director was selected to serve as a director or executive officer of our company. Directors shall hold office until they are removed by special resolution of the shareholders, or until the director becomes bankrupt or makes any arrangement or composition with his creditors, dies or is found to become of unsound mind, resigns his office by notice in writing to the company, or without special leave of absence from the Board is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated. There are no provisions relating to retirement of directors upon reaching any age limit. Committees of the Board of Directors Our directors are not required to hold any shares in our company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable Nasdaq rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, so long as the director discloses the nature of his or her interest in such contract, proposed contract or arrangement, and may be counted in the quorum at such meeting. The board of directors may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party.

Nasdaq Requirements for Director Independence

Under the Nasdaq rules, a majority of our directors must meet the definition of “independence” contained in those rules within one year of our listing on the Nasdaq Global Market. Our Board has determined that Johnson Lau, Zhenyuan Feng, Jianlun Tu and Jiancheng Sun meet the independence standards contained in the Nasdaq rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules and, in reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their independence.

Committees of the Board of Directors

We have established three committees of the Board of Directors: an audit committee, a compensation committee and a corporate governance and nominating committee. In addition, our board of directors has determined that Johnson Lau is qualified as an audit committee financial expert within the meaning of SEC regulations. In compliance with Rule 5605 of the Marketplace Rules of the Nasdaq Stock Market, which we refer to as the Nasdaq rules, a majority of the members of our audit committee will be required to be independent directors during the 90 day transition period after our ordinary shares are listed on the Nasdaq Global Market, and all of the members of our audit committee will be required to be independent directors within one year of listing. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below. In addition, since we are a foreign private issuer, the Nasdaq Marketplace Rules will generally permit us, with certain exceptions, to follow our home country rules in lieu of certain requirements.

Audit Committee.  Our audit committee consists of Johnson Lau, Jianlun Tu and Jiancheng Sun, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
•	discussing our annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and
•	meeting separately and periodically with management and our independent auditors.
Compensation Committee.

Our compensation committee consists of Jianlun Tu, Jiancheng Sun and Zhenyuan Feng, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and
•	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee consists of Zhenyuan Feng, Jianlun Tu and Jiancheng Sun, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee will assist the Board in selecting individuals qualified to become members of our Board and in determining the composition of the Board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•
identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•
reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•
advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

Duties of Directors

Under Cayman Islands law, our directors owe a fiduciary duty to the Company to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by any of our directors is breached.

Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under applicable Nasdaq rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, so long as the director discloses the nature of his or her interest in such contract, proposed contract or arrangement, and may be counted in the quorum at such meeting.

Terms of Directors and Officers

Except as otherwise provided by law, vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office, or by our shareholders.

6.D.  Employees

We had 371 and 382 employees as of September 30, 2010 and 2009, respectively. The following table shows a breakdown of our employees by function as of September 30, 2009 and 2010, respectively:

	Number of employees
	2010	2009
Manufacturing	250	258
Sales and Marketing	12	13
General Administration, Purchasing and Logistics	64	72
Quality Control, Technology and Research & Development	45	39
Total	371	382

From time to time, we also employ third-party consultants for the research and development of our products. We have not experienced any significant labor disputes and consider our relationship with our employees to be good.

6.E.  Share Ownership

As of January 28, 2011, 13,643,750 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from other any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of  September 30, 2010, no ordinary shares were held by record holders in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 13,643,750 ordinary shares outstanding as of January 28, 2011.

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 28, 2011 by:

•       each of our directors and executive officers; and

•       each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China

Name	Number	Percent
Directors and Executive Officers
Jianfeng Liu (2)	8,518,750	62.4
Angell Chang	—	—
Jianfu Ma	—	—
Jianrong You	—	—
Zhenyuan Feng	—	—
Jianlun Tu	—	—
Johnson Lau	—	—
Jiancheng Sun	—	—
Liwen Zhang	—	—
All Directors and Executive Officers as a Group (3)	8,518,750	62.4

Principal Shareholders:
Illigate Development Limited (4)	6,612,500	48.5
Infinite Harvest International Limited (5)	1,562,500	11.5
China Growth Equity Investment Limited (6)	937,500	6.9
Liu Hai (7)	8,518,750	62.4
Liu Yang (8)	8,518,750	62.4

*	Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of January 28, 2011, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of January 28, 2011.

(2)
Includes 6,612,500 ordinary shares held by Illigate Development Limited, which is wholly owned by Mr. Liu, 1,562,500 ordinary shares held by Infinite Harvest International Limited, 60% of which is held by Mr. Liu’s son, Liu Yang (see footnote 5 below), 218,750 ordinary shares held by Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares held by Mr. Liu’s son, Liu Hai. Under SEC rules and regulations, Mr. Liu may be deemed to beneficially own the shares held by his sons, either directly or through Infinite. Mr. Liu disclaims beneficial ownership of the shares held by his sons, either directly or through Infinite.

(3)	Includes ordinary shares held by all of our directors and executive officers as a group.

(4)
These shares are beneficially owned by Jianfeng Liu, who is the sole shareholder of Illigate Development Limited. The mailing address of Illigate Development Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(5)
Infinite Harvest International Limited is a company formed under the laws of the British Virgin Islands. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% is held in the aggregate by two PRC residents that are unaffiliated with our company or any of our directors and officers. The mailing address of Infinite Harvest International Limited is No. 716, Qifu Road, Wutong Street, Tongxiang City, Zhejiang, China.

(6)
China Growth Equity Investment Limited, or China Growth, is a company formed under the laws of the British Virgin Islands. Li Xulin owns 60% of the outstanding shares of China Growth and Wong Xiaobing owns the remaining 40% of China Growth. The mailing address of China Growth is ATC Trustees (BVI) Limited, 2 nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands.

(7)
Includes 6,612,500 ordinary shares held by Illigate Development Limited, 1,562,500 ordinary shares held by Infinite Harvest International Limited and 218,750 ordinary shares held by Mr. Liu Hai’s brother, Liu Yang. Under SEC rules and regulations, Mr. Liu Hai may be deemed to beneficially own the shares held by his father, Mr. Jianfeng Liu, through Illigate and the shares held by his brother. Mr. Liu Hai disclaims beneficial ownership of the shares held by his father and the shares held by his brother. The mailing address for Mr. Liu Hai is Room 401, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

(8)
Includes 6,612,500 ordinary shares held by Illigate Development Limited, 1,562,500 ordinary shares held by Infinite Harvest International Limited and 125,000 ordinary shares held by Mr. Liu Yang’s brother, Liu Hai. Under SEC rules and regulations, Mr. Liu Yang may be deemed to beneficially own the shares held by his father, Mr. Jianfeng Liu, through Illigate and the shares held by his brother. Mr. Liu Yang disclaims beneficial ownership of the shares held by his father and the shares held by his brother. The mailing address for Mr. Liu Yang is Room 401, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

Stock Options

Stock Option Plan

On March 1, 2010, our Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan, or the 2010 Plan. We are authorized to issue up to 1,875,000 ordinary shares under the 2010 Plan. No shares have been issued under the 2010 Plan to date. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant.

The administrator of the 2010 Plan is the compensation committee of our Board of Directors, or may be any other committee appointed by the Board of Directors for that purpose. The administrator has full power and authority to administer, construe and interpret the 2010 Plan. Grants under the 2010 Plan will be governed by individualized grant agreements and may be subject to either time-based or performance-based vesting provisions.

The administrator establishes the terms of stock options, subject to certain parameters set forth in the 2010 Plan. The following are the general terms of stock options:

•The exercise price must be at least equal to the par value of shares.

•The term of a stock option may not exceed ten years from the date of grant.

•Unless the administrator determines otherwise, if an option holder terminates employment, his or her unvested options expire immediately and vested options may be exercised during the three-month period following termination, after which they will expire. If the employee terminates employment due to death or disability, the three month period is extended to one year.

•Stock options generally may not be transferred, except to immediate family members.

•The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However,outstanding stock options will continue to be effective after the 2010 Plan’s termination.

•Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option. The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Loans Made by Related Parties

In April 2006, the company borrowed $109,998 from Mr. Liu for settling the start-up expenses of the company. This borrowing was repaid during April 2009. During the year ended September 30 2008, the company borrowed $373,425 from Haining Jianfeng Textile Co., Ltd., a then affiliate of ours that was owned and controlled by Mr. Liu, our Chairman and Chief Executive Officer, for the purposes of settling the start-up expenses. This borrowing was repaid in November and December of 2008.

In July 2009, Lizhan Textile borrowed $51,252 from Mr. Liu, our Chairman and Chief Executive Officer, pursuant to an interest free unsecured loan, for the purpose of settling a payable for purchase of production equipment. The repayment was made in December 2009.

In September 2009, we borrowed $80,000 from Illigate, an entity that owns 59.4% of our outstanding shares and which is wholly owned by Mr. Liu, our Chairman and Chief Executive Officer, pursuant to an interest free unsecured loan, for the purpose of completing the Reorganization of the Company in preparation for its proposed listing in the U.S. The repayment was made in March 2010.

Purchase from the Related Parties

In April 2008, Lizhan Textile purchased certain materials at $47,486 from Haining Jianfeng Textile Co., Ltd., a then affiliate of our company that was owned and controlled by Mr. Liu, our Chairman and Chief Executive Officer. The trade payment was settled during the same month.

Guarantees

During November 2009, we obtained two loans aggregating $735,294 (RMB 5,000,000) from local banks. Mr. Liu, our Chairman and Chief Executive Officer, has provided a personal guaranty for each of these loans. The purpose of these loans is to fund our working capital and construction and expansion. Local banks have required this personal guaranty pursuant to their standard regulations. The annualized interest rate on these loans was 5.589%. The term of these loans was five and six months respectively. The loans were repaid in April and May 2010, respectively.

In May 2010, we obtained one loan in the amount of $448,397 (RMB 3,000,000) from the same local bank. Mr. Liu provided a personal guaranty for this loan. The local bank has required this personal guaranty pursuant to its standard regulations. The annualized interest rate on this loan was 6.1065%. The term of this loan was eight and one half months.

Patent Transfer

We recently acquired from Mr. Liu seven Chinese patents. See “Business — Intellectual Property” above.

Transfer of 13% Interest in Hongzhan

On February 8, 2010, our subsidiary, Resources, entered into a share transfer agreement with Eminent, which is wholly owned by Liwen Zhang, a key employee of ours. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our new Evergreen Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO.

Long term exclusive license

On December 29, 2009, Hongzhan entered into an exclusive long-term license agreement with Mr. Liwen Zhang, our Chief Scientist and the sole owner of Eminent. Pursuant to the license agreement, Mr. Liwen Zhang has licensed the Licensed Patents to us exclusively until 2024 in exchange for license fees of RMB100,000 (or $14,650) for the first year, RMB200,000 (or $29,300) for the second year, and RMB300,000 (or $43,950) for each subsequent year. During the twelve months ended September 30, 2010, we recognized a license fee expense of $11,021, which is included under our general and administrative expenses.

Issuances and Transfers of Ordinary Shares

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “Corporate Structure and Organization — Our Shareholders” above.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per share and the number of ordinary shares available under our stock option plan was reduced from 3,000,000 to 1,875,000. Any fractional share issued as a result of the reverse split was rounded up.

On November 19, 2010, we issued 2,500,000 ordinary shares pursuant to our initial public offering at a price of $4.00 per share.  We received net proceeds of approximately $7.5 million from the offering.

Transfers of Shares in Connection with our Restructuring

On September 15, 2009, in connection with our restructuring, Resources acquired 100% of the outstanding shares of Lizhan Textile from Illigate for approximately $3.6 million. Resources and Illigate are wholly owned by Mr. Liu.

Subsequently, on November 9, 2009, Lizhan Environmental acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. As a result, Lizhan Environmental owns 100% of Resources directly and 100% of Lizhan Textile indirectly thought Resources.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future.  We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq global market under the symbol “LZEN.”  The shares were began trading at $4.00 per ordinary share on November 19, 2010.  The trading price for the ordinary shares was $3.16 on January 28, 2011.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our ordinary shares are currently traded on the Nasdaq Global Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Authorized/Issued Capital and History of Share Capital

Not Applicable.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.  Memorandum and Articles of Association

Ordinary Shares

General

Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. We are currently authorized to issue 31,250,000 ordinary shares. We do not have the power to issue bearer shares.

Meetings of Shareholders

As an exempted company incorporated in the Cayman Islands, the Company is not obligated to hold an annual general meeting. The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held as such time and place as may be determined by the Directors.

The directors may, and shall on the requisition of shareholders holding at least 10.0% of the issued shares of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10.0% of the issued shares of the Company as at the date of the deposit of the requisition carrying the right of voting at general meetings of the Company. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

According to Article 19 of PRC law on Foreign-Funded Enterprises, dividends can be remitted to holders of our ordinary shares abroad. Moreover, the new tax law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors, which are derived from sources within the PRC. However, our PRC subsidiaries are held directly by Resources, and the treaty between Hong Kong and Mainland China will apply. Pursuant to Article 10 of the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, dividends paid by a foreign-invested enterprise in the Mainland China to a corporate shareholder in Hong Kong will only be subject to withholding tax at a rate of 5% provided that such Hong Kong corporate shareholder directly owns not less than 25% of the equity interests in the foreign-invested enterprise distributing the dividends.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual form or common form or such other form approved by the Board of Directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share.

Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is with respect to only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Calls on Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. If a sum which has been called is not paid before or on the appointed date, the persons subject to the call shall pay interest upon the sum at the rate of eight percent per annum, but the directors may waive the payment of interest either wholly or in part. The shares that have been called and remain unpaid on the specified time of the notice are subject to forfeiture.

Forfeiture of Shares

Upon the failure of payment of a call or installment of a call, our board of directors may give notice of the unpaid call along with interest. Such notice shall name a future day for payment of the call, which must be not earlier than the expiration of fourteen days from the date of the notice. The notice shall state that in the event of non-payment on or before the date stated in the notice, the shares are liable to be forfeited. If the requirements of the notice are not met by the shareholder, the share may be forfeited by a resolution of the directors to that effect. A person whose shares have been forfeited shall cease to be a holder of the shares, but shall continue to remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the company in respect of the shares forfeited. The shareholder’s liability shall cease if and when the Company receives full payment of the amount unpaid on the shares forfeited.

Redemption of Shares

Subject to the provisions of the Companies Law and our memorandum and articles of association, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares by either the Board or by the shareholders by Special Resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by a majority of two-thirds of the votes cast at such a meeting.

The rights which are conferred upon the holders of any class of shares with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with the class of shares.

Lien on Shares

We shall have a first and paramount lien on all shares for all amounts payable at a fixed time or called in respect of that share. The board of directors may declare a share to be wholly or partially exempt from a lien.

History of Securities Issuances

Ordinary Shares

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “Corporate Structure and Organization — Our Shareholders” above.

Material Differences Between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

On November 19, 2010, we issued 2,500,000 ordinary shares pursuant to our initial public offering at a price of $4.00 per share.  We received net proceeds of approximately $7.5 million from the offering.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either:

(a)
a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, or

(b)	a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.

Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to the dual majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Corporate Governance

Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the exchange on which we are listed, or unless disqualified by the chairman of the relevant board meeting, so long as one of our directors discloses the nature of his or her interest in any contract or arrangement in which that director is interested, that director may vote in respect of any contract or proposed contract or arrangement in which the director is interested and may be counted in the quorum at such meeting.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents.

The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge:

•	an act which is ultra vires the Company or illegal,

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and

•	an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Exempted Companies

The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may in certain circumstances issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

10.C.  Material Contracts

Employment Agreements

We have entered into an employment agreement with Jianfeng Liu, Angell Chang and Jianfu Ma.  See Item 6.B - Compensation for a description of the employment agreements.

10.D.  Exchange Controls

Cayman Islands

There are no exchange control regulations imposed on us or our shareholders under Cayman Islands law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•       Foreign Currency Administration Rules of 1996, as amended; and

•       Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E.  Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. The discussion is based on information provided to us by our legal counsel, whose legal opinions have been filed as exhibits to the registration statement of which this prospectus forms a part. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “— U.S. Federal Income Taxation” constitute the opinion of Kramer Levin Naftalis & Frankel LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences of an investment in our ordinary shares. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under “— People’s Republic of China Taxation” constitute the opinion of Allbright Law, our special PRC counsel, as to the material PRC tax consequences of an investment in our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which took effect beginning January 1, 2008. Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situation a non-PRC enterprise’s “de facto management body” is deemed to be located in the PRC. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. Although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is unclear what is considered to be a qualified resident enterprise under the new tax law.

The profit generated before January 1, 2008 and which is derived by a foreign investor from a Chinese enterprise with foreign investment is exempted from withholding tax in China according to the relevant Chinese laws and regulations. The profit generated on and after January 1, 2008 and which is derived by a foreign investor from a Chinese enterprise with foreign investment shall be subject to a 10% withholding tax according to the relevant Chinese laws and regulations. However, such withholding tax may be reduced as provided by any applicable double taxation treaty.

The Enterprise Income Tax Law provides that enterprise income tax shall be exempted for dividends obtained by a resident enterprise from another resident enterprise and dividends obtained by a non-resident enterprise from a resident enterprise if the dividends are obtained in connection with a presence maintained by such non-resident enterprise in China.

Our PRC subsidiaries are held directly by Resources, and the tax arrangement between Hong Kong and Mainland China will apply to dividends received by Resources from our PRC subsidiaries. Pursuant to Article 10 of the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, dividends paid by a foreign-invested enterprise in the Mainland China to a corporate shareholder in Hong Kong will only be subject to withholding tax at a rate of 5% provided that such Hong Kong corporate shareholder directly owns not less than 25% of the equity interests in the foreign-invested enterprise distributing the dividends.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to our ordinary shares. This discussion does not purport to deal with the tax consequences of owning our ordinary shares to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, U.S. expatriates, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase ordinary shares and hold the ordinary shares as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this report, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our ordinary shares.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a U.S. corporation or other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a U.S. partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a U.S. limited liability company, holds ordinary shares, the tax treatment of a partner will depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our ordinary shares, you are encouraged to consult your tax advisor. A beneficial owner of our ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

U.S. Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of PFICs below, any distributions (other than certain distributions of our ordinary shares or warrants to purchase our ordinary shares) made by us with respect to our ordinary shares to a U.S. Holder will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends will be treated as foreign source “passive income” for U.S. foreign tax credit purposes.

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates through 2010, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which we expect our ordinary shares will be traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (3) the U.S. Non-Corporate Holder’s holding period of the ordinary shares includes more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (i) any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, or (ii) the preferential rate on dividends will not be repealed prior to the scheduled expiration date or expire on such date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules apply to any “extraordinary dividend” — a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our ordinary shares — paid by us. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then, notwithstanding the period during which the shares were held, any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

Impact of New Legislation on Ownership and Disposition of Ordinary Shares

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of PFICs below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

We will be a passive foreign investment company (a “PFIC”) if either:

•
75% or more of our gross income in a taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or

•	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

We do not believe that we were a PFIC for the years ended September 30, 2009 or September 30, 2010 nor do we currently anticipate that we will be a PFIC for the current fiscal year based upon our estimates of the values of our assets. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2011 or in any future taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (i.e., the portion of any distributions received by the U.S.

Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares) and on any gain from the disposition of our ordinary shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our ordinary shares.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election for all taxable years that the holder has held our ordinary shares and we were a PFIC. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the ordinary shares and will not be taxed again once distributed. A U.S. Holder making a QEF election would recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. If we determine that we are a PFIC for any taxable year, we may provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our ordinary shares is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the ordinary shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the ordinary shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in its ordinary shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our ordinary shares, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ordinary shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless either:

•	the gain is effectively connected income (and, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our ordinary shares and on any gain realized upon the sale, exchange or other disposition of our ordinary shares.

Backup Withholding and Information Reporting

Payments of distributions on, and the proceeds of a disposition of, our ordinary shares will be subject to U.S. federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. We will also be required to withhold U.S. federal backup withholding tax from such payments if you are a Non-Corporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

Non-U.S. Holders will be subject to information reporting with respect to distributions on our ordinary shares. Non-U.S. Holders who are not otherwise exempt will be required to establish their exemption from information reporting on proceeds of a disposition of our ordinary shares and from backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS in accordance with applicable requirements.

Stamp Taxes

If you purchase our ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

10.F.  Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

10.G.  Statement by Experts

The consolidated financial statements of the Company as of September 30, 2010, and 2009 and for the fiscal periods ended September 30, 2010, and 2009, included herein, have been audited by UHY Vocation HK CPA Limited independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H.  Documents on Display

The Company’s documents can be viewed at its headquarters, located at No. 716, Qifu Road, Wutong Street, Tongxiang Zhejiang Province, 314500, People’s Republic of China. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of September 30, 2010 and 2009, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

We carry out most of our transactions in RMB. Therefore, we have limited exposure to foreign exchange fluctuations. The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.5%, 4.8%, 5.9% and (0.1)% and 2.2% in 2006, 2007, 2008 and 2009, respectively. Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs. However, subsequent to September 30, 2010, China has experienced inflation, which may have an effect on our future results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

(b)           Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Johnson Lau, Jianlun Tu and Jiancheng Sun. Our board of directors has determined that Johnson Lau, Jianlun Tu and Jiancheng Sun are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Johnson Lau meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. Our code of business conduct and ethics are publicly available on our website at http://www.lzencorp.com.

ITEM 16C.          PRINCIPAL ACCOUNTING FEES AND SERVICES

Year Ended September 30, 2010

Audit fees(1)	$95,000
Audit-related fees(2)	$235,000
Tax fees(3)	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements in 2010.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2010 involve principally the issue of comfort letters and the rendering of listing advice in connection with our initial public offering, including the audit or review of financial statements from 2007 to 2009, the review of SEC filings and the review of interim financial statements.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by UHY Vocation HK CPA Limited, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Global Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by the Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-34.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (2)
2.1	Form of Underwriter’s Warrant (2)
2.2	Form of Ordinary Share Certificate (2)
4.1	Lizhan Environmental Corporation 2010 Stock Option Plan (2)
4.2	Share Transfer Agreement, dated February 8, 2010, between Resources and Eminent. (2)
4.3	Patent Transfer Agreement, dated February 10, 2010, between Liwen Zhang and Resources with respect to the Share Transfer Agreement (2)
4.4	Equipment Transfer Agreement, dated June 26, 2008 (2)
4.5	Employment Agreement entered into by the Company and Jianfeng Liu (2)
4.6	Employment Agreement entered into by the Company and Jianfu Ma (2)
4.7	Employment Agreement entered into by the Company and Jianrong You (2)
4.8	Patent Rights Transfer Agreement, dated March 9, 2010, between Jianfeng Liu and the Company (2)
4.9	Equity Transfer Agreement, dated September 15, 2009, between Illigate Development Ltd. and Li Zhan Resources Recycling Technology Development Co., Ltd. (2)
4.10	Amended and Restated Employment Agreement dated September 15, 2010, entered into by the Company and Angell Chang (2)
4.11	Sales Agreement, dated August 20, 2010, between Hongzhan and Zhejiang Miluo Furniture Co., Ltd. (2)
4.12	Sales Agreement, dated August 20, 2010 (2)
4.13	Sales Agreement, dated August 20, 2010 (2)
4.14	Sales Agreement, dated August 20, 2010 (2)
4.15	Sales Agreement, dated August 20, 2010 (2)
8.1	Subsidiaries of the Registrant (2)
12.1	Sarbanes-Oxley Section 302 Certification for Chief Executive Officer (1)
12.2	Sarbanes-Oxley Section 302 Certification for Chief Financial Officer (1)
13.1	Sarbanes-Oxley Section 906 Certification for Chief Executive Officer (1)
13.2	Sarbanes-Oxley Section 906 Certification for Chief Financial Officer (1)

(1)	Attached hereto.

(2)	Incorporated by reference to the registrant’s registration statement filed with the U.S. Securities and Exchange Commission on August 19, 2010, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

LIZHAN ENVIRONMENTAL CORPORATION

/s/ Jianfeng Liu

Name: Jiangfeng Liu
Title: Chief Executive Officer
Date: February 1, 2011

LIZHAN ENVIRONMENTAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
LIZHAN ENVIRONMENTAL CORPORATION

We have audited the accompanying consolidated balance sheets of Lizhan Environmental Corporation and Subsidiaries (collectively the “Company”) as of September 30, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Lizhan Environmental Corporation and Subsidiaries as of September 30, 2010 and 2009, the consolidated results of its operations and its consolidated cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
January 31, 2011

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2010	2009
Assets
Current assets
Cash	$2,597,366	$864,162
Restricted cash	1,072,416	1,972,470
Accounts receivable, net	7,310,194	4,327,232
Inventories	4,666,496	3,472,276
Amounts due from directors	1,497	-
Value added tax receivable	37,586	372,094
Prepaid expenses and other current assets	2,442,120	391,833
Total current assets	18,127,675	11,400,067

Other assets
Property, plant and equipment, net	12,906,655	8,392,188
Land use rights	1,638,248	1,013,311
Intangible assets, net	628,333	-
Deposits for plant and equipment	11,385,603	120,750
Total other assets	26,558,839	9,526,249

Total assets	$44,686,514	$20,926,316

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$8,158,461	$4,765,776
Bank acceptance notes payable	2,144,832	4,198,272
Short-term loans	13,676,108	2,342,949
Accrued expenses and other payables	1,251,849	313,778
Payable for construction of building and machinery	297,153	296,267
Due to a stockholder and director	-	51,252
Amount due to related companies	-	80,000
Income taxes payable	702,713	-
Deferred income	110,106	755,113
Total current liabilities	26,341,222	12,803,407

Total liabilities	26,341,222	12,803,407

Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 11,143,750 shares and 10,937,500 shares issued and outstanding as at September 30, 2010 and 2009, respectively	3,566,000	3,500,000
Additional paid-in capital	924,000	-
Statutory reserves	1,289,475	422,321
Retained earnings	11,053,506	3,734,553
Accumulated other comprehensive income	888,532	466,035
Total Lizhan stockholders’ equity	17,721,513	8,122,909
Non-controlling interest	623,779	-
Total equity	18,345,292	8,122,909

Total liabilities and stockholders' equity	$44,686,514	$20,926,316

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Year Ended September 30,
	2010	2009

NET SALES	$46,321,225	$21,612,541

Cost of sales	(35,042,898)	(17,868,408)

Gross profit	11,278,327	3,744,133

Operating expenses:
General and administrative expenses	(2,110,506)	(1,053,752)
Research and development expenses	(136,398)	(64,991)
Selling and marketing expenses	(634,544)	(322,133)
Total operating expenses	(2,881,448)	(1,440,876)

Operating income	8,396,879	2,303,257

Other income (expenses):
Other income	1,139,445	610,548
Exchange loss	(49,788)	(24,963)
Interest income	26,721	19,972
Interest expense	(300,609)	(166,186)
Other expenses, net	(142,419)	(11,330)

Total other income , net	673,350	428,041

Income before income taxes	9,070,229	2,731,298

Income tax expense	(912,249)	-

Net income before allocation of non-controlling interest	8,157,980	2,731,298
Net loss attributable to non-controlling interest	28,127	-
Net income attributable to the Company	8,186,107	2,731,298

Other comprehensive income (loss)
Foreign currency translation adjustment	422,497	(6,026)
	8,608,604	2,725,272
Less: Foreign currency translation adjustments attributable to non-controlling interest	(1,906)	-
Comprehensive income	$8,606,698	$2,725,272

Earnings per common share
- Basic and fully diluted	$0.74	$0.25

Weighted average number of common shares outstanding
- Basic and fully diluted	11,084,983	10,937,500

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(IN U.S. DOLLARS)

						(Accumulated	Accumulated
			Additional			Losses)	Other	Non-
	Common stock		Paid-in	Subscription	Statutory	Retained	Comprehensive	Controlling
	Number	Amount	Capital	Receivable	Reserves	Earnings	Income	Interest	Total

Balance as of October 1, 2008	10,937,500	$3,500,000	$-	$(690,552)	$148,514	$1,277,062	$472,061	-	$4,707,085

Contribution of cash by stockholders	-	-	-	690,552	-	-	-	-	690,552

Net income	-	-	-			2,731,298	-	-	2,731,298

Foreign currency translation adjustment	-	-	-	-	-	-	(6,026)	-	(6,026)

Appropriations to statutory reserves	-	-	-	-	273,807	(273,807)	-	-	-

Balance as of September 30, 2009	10,937,500	3,500,000	-	-	422,321	3,734,553	466,035	-	8,122,909

Sale of 206,250 shares of common stock at $4.80 per share	206,250	66,000	924,000	-	-	-	-	-	990,000

Disposal of 13% interest in a subsidiary in exchange for patents pending (note 1)	-	-	-	-	-	-	-	650,000	650,000
Net income/ (loss)	-	-	-	-	-	8,186,107	-	(28,127)	8,157,980

Appropriations to statutory reserves					867,154	(867,154)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	422,497	1,906	424,403

Balance as of September 30, 2010	11,143,750	$3,566,000	$924,000	-	$1,289,475	$11,053,506	$888,532	$623,779	18,345,292

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	$8,157,980	$2,731,298
Less net loss attributable to noncontrolling interest	28,127	-
Net income attributable to the Company	8,186,107	2,731,298

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	693,653	505,340
Amortization of intangible assets	21,651	-
Amortization of land use right	34,343	22,694
Recognition of noncash deferred income from exclusive distribution right granted by the Company to a customer (Note 10)	(649,484)	(539,244)
Non-controlling interest	(28,127)	-
Changes in operating assets and liabilities:
Accounts receivable	(2,844,533)	(1,365,887)
Inventories	(1,103,391)	(1,923,183)
Prepaid expenses and other current assets	(1,900,657)	(287,496)
Accounts payable	3,238,413	1,423,890
Accrued expenses and other payables	487,940	39,959
Income tax payable	690,848	-
Value added tax	731,862	(133,793)
Net cash provided by operating activities	7,558,625	473,578
Cash flows from investing activities:
(Increase) decrease in restricted cash	925,001	(1,031,346)
Purchase of land use rights	(628,106)	-
Payment for purchase of plant and equipment	(16,034,735)	(1,187,757)
Net cash used in investing activities	(15,737,840)	(2,219,103)
Cash flows from financing activities:
Proceeds from short term bank loans	15,208,511	2,342,418
Repayment of short term bank loans	(4,114,380)	(2,708,420)
Proceeds from bank acceptance notes payable	5,297,264	2,733,308
Repayment to acceptance notes payable	(7,401,475)	-
Payment of amounts due to contractors for building and machinery	(5,158)	(802,797)
Capital contributions from a stockholder	990,439	690,552
(Repayment to) advances from a stockholder and director	(52,899)	51,240
Repayment to related companies	-	(402,556)
Net cash provided by financing activities	9,922,302	1,903,745
Effect of exchange rate changes on cash	(9,883)	(517)

Net increase in cash	1,733,204	157,703
Cash at beginning of year	864,162	706,459
Cash at end of year	$2,597,366	$864,162

Non-cash investing and financing transactions:
Acquisition of machinery in exchange for exclusive distribution right granted to a customer (see Note 10)	$-	$1,294,186
Payable due to contractors for construction of building and machinery	$226,331	$296,267
Exclusive use of patents contributed by a principal stockholder as capital	$87,740	$-
Acquisition of patent and patents pending in exchange for 13% interest in a subsidiary	$650,000	$-
Supplemental information:
Cash paid for income tax	$221,400	$-
Cash paid for interest	$300,609	$166,186

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(1)	DESCRIPTION OF BUSINESS AND ORGANIZATION

Nature of operations
Lizhan Environmental Corporation (“Lizhan Environmental”) is a holding company and, through its subsidiaries, primarily engages in the manufacture, distribution and marketing of synthetic leather and other fabrics which are used in the production of residential and office furniture, garments and automotive upholstery products.  Lizhan Environmental together with its subsidiaries are collectively referred to as the “Company”.

Reorganization
Lizhan Environmental was incorporated under the name “Illigate Environment Resources Technology Company Limited” on August 31, 2009 as a limited liability company in the Cayman Islands.  During the period from incorporation through the Reorganization (as defined below), the controlling interest in Lizhan Environmental was owned by Mr. Jianfeng Liu (“Mr. Liu”), the Chief Executive Officer (“CEO”) and Chairman of the Company.

On January 12, 2010, the Company changed its name from Illigate Environment Resources Technology Company Limited to Lizhan Environmental Corporation.

Details of Lizhan Environmental’s subsidiaries which are included in these consolidated financial statements are as follows:

Subsidiaries’ names	Place and date of incorporation	Percentage of ownership by the Company	Principal activities
Li Zhan Resources Recycling Technology Development Company Limited (“Resources”)	Hong Kong September 3, 2009	100%	Intermediate holding company

Lizhan Textile (Zhejiang) Co., Ltd. (“Lizhan Textile”)	People’s Republic of China (“PRC”) December 6, 2005	100% (through Resources)	Manufacture, distribution and marketing of synthetic leather and other fabrics

Zhejiang Hongzhan New Material Limited (“Hongzhan”)	PRC December 8, 2009	87% (through Resources)	Manufacture and selling of a new reconstituted evergreen product

Resources was incorporated as a limited liability company in Hong Kong and had been wholly owned by Mr. Liu until being acquired by Lizhan Environmental pursuant to a reorganization (the “Reorganization”) to prepare for the listing of the Company’s shares on a stock exchange.

Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005 and has a registered and paid-up capital of US$3,580,000 as of September 30, 2010.

Prior to the Reorganization, Lizhan Textile had been wholly owned by Illigate Development Limited (“Illigate”), a company incorporated in the British Virgin Island which in turn is wholly owned by Mr. Liu.

Pursuant to a stock transfer agreement dated September 15, 2009, Resources acquired the entire ownership interests in Lizhan Textile from Illigate. The change in ownership of Lizhan Textile was approved by the PRC local government on October 12, 2009.
As part of the Reorganization, on November 9, 2009, Lizhan Environmental acquired 100% equity interest in Resources from Mr. Liu.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(1)           DESCRIPTION OF BUSINESS AND ORGANIZATION – CONTINUED

Reverse Stock Split
The Company initiated a 1-for-1.6 reverse stock split effective September 14, 2010. All shares and per share amounts in these consolidated financial statements and note thereto have been retroactively adjusted to give effect to the reverse stock split.

Establishment of New Subsidiary and Changes in Ownership Interest in the Subsidiary
In December 8, 2009, the Company, through its 100% owned subsidiary, Resources, established a new wholly-owned subsidiary, Hongzhan, with a registered capital of $5,000,000 in the PRC. Hongzhan will engage in the manufacture and selling of new reconstituted evergreen products, which are manufactured from collagen fibers extracted from leather waste and constructed into a fibrous web by an air laid system.

On February 8, 2010, Resources entered into a share transfer agreement with Eminent Benefit Holdings Limited (“Eminent”, which is wholly-owned by Mr. Liwen Zhang, a key employee of the Company since February 2010) (with no ownership interest in the Company) to transfer 13% ownership interest in Hongzhan to Eminent for $650,000. Pursuant to a supplemental agreement, dated February 10, 2010, the parties agreed that Mr. Liwen Zhang shall transfer one patent and two patents pending, which are related to the production of evergreen leather products in satisfaction of the $650,000 payable by Eminent to Resources for the transfer of 13% ownership interest in Hongzhan. As a result, the Company essentially disposed of 13% ownership interest in Hongzhan in exchange for the patent and patents pending transferred from Mr. Liwen Zhang. Immediately before this share transfer agreement, Hongzhan had not commenced any business activities and had no assets except for the cash it received from the issuance of its capital.

The Company has considered the guidance provided in The American Institute of Certified Public Accountants Practice Aids, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” for the determination of fair value at the enterprise level. Hongzhan, being a newly established company and an early stage enterprise, has not generated any revenue and has no expense history, both market and income approaches have been considered impracticable or inappropriate and hence, an asset-based approach has been applied. As of the date of transfer of the 13% interest, Hongzhan’s only asset comprised cash of $5,000,000, which amount equaled to its registered capital contributed by shareholder. As a result, 13% interest of Hongzhan has been valued at 13% of $5,000,000, being $650,000. On the other hand, the Company has also considered the estimation of the fair value of the three patents acquired in exchange for the 13% interest in Hongzhan. Due to the lack of market information for identical or similar patents in the PRC, the Company has considered that the income approach would be the only possible method to estimate the fair value of the three patents. In applying the income approach, the Company would be required to estimate the cash flows or earnings that it expects to derive separately from the three patents, discounted to a present value based on its own assumptions about risk, rate of return, etc.

Based on the above, the Company has determined that the fair value of $650,000 of 13% interest in Hongzhan is more clearly evident than the fair value of the three patents which may only be determined based on unobservable inputs and highly subjective and has been applied as the basis for accounting for this transaction.

As a result, the Company, through Resources owns 87% of the interests in Hongzhan and Eminent controls the remaining 13%. The transfer of 13% ownership interest in Hongzhan from Resources to Eminent was approved by the PRC local government on March 10, 2010.

On November 19, 2010, the Company issued 2,500,000 ordinary shares at par value of $0.32 per share in the initial public offering. The public offering price of the ordinary shares is $4.00 per share.  The Company received net proceeds of approximately $7.5 million from the offering, after deducting underwriting discounts, expense payable by the Company.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)	SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

As Illigate, Lizhan Environmental, Resources and Lizhan Textile have all been under common control of Mr. Liu before and after the Reorganization, the Reorganization has been accounted for as a common control transaction using the “as if” pooling method of accounting. These consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the Reorganization had occurred as of the beginning of the earliest period presented.

The consolidated financial statements include all accounts of the Company and its subsidiaries. All material inter-company balances and transactions have been eliminated on consolidation.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”).  All existing accounting standards are superseded.  All other accounting guidance not included in the Codification will be considered non-authoritative.  The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group's financial statements.

(b)	Use of estimates

The preparation of the financial statements in conformity with US generally accepted accounting principles (“GAAP”) requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(c)	Foreign currency translation

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(c)	Foreign currency translation - continued

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:-

	2010	2009

Balance sheet items, except for equity accounts	RMB6.6905=$1 HK7.7599=S1	RMB6.8290=$1 HK$7.7805=$1

Items in statements of income and cash flows	RMB6.8054=$1 HK7.7656=1	RMB6.8306=$1 HK$7.7890=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

(d)	Cash

Cash consist of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC. Management believes that these major financial institutions are of high credit quality. Restricted cash is excluded from cash and cash equivalents.

(e)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of any allowances for doubtful accounts.  The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible.  The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and settlement status, its current credit-worthiness as well as current economic trends.

Based on the Company’s assessment of collectibility and that no accounts receivable was past due as of the balance sheet dates, there has been no allowance for doubtful accounts recognized as of September 30, 2010 and 2009.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

(f)	Inventories

Inventories consist primarily of leather waste (which is used as raw materials for reconstitution as synthetic leather), ultrasuede grey cloth, polyurethane (“PU”) base, resin, PU leather and other fabrics, and are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Costs of work-in-process and finished goods include raw materials, direct labor and overhead associated with the manufacturing process. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets’ estimated useful lives. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life. Interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalized and amortized over the useful life of the asset.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the assets are placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed.

The estimated useful lives of the assets are as follows:

Buildings	30 years
Plant, machinery and equipment	5 – 10 years
Motor vehicles	8 years
Office equipment	5 years
Computer software	3 – 5 years

(h)	Intangible assets

The Company’s intangible assets include ten-year exclusive rights to use certain patents.  The Company accounts for its intangible assets pursuant to FASB ASC Subtopic 350-30, “General Intangibles Other Than Goodwill”. Under ASC 350-30-35, intangibles with definite lives are amortized on a straight-line basis over the lesser of their estimated useful lives or contractual terms. Accordingly, the Company amortizes the exclusive rights to use the patents over 10 years on a straight-line basis.

(i)	Land use right

Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods of 50 years. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to use the land only through land use rights granted by the PRC government for a certain period (usually 50 years).

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(j)	Impairment of long-lived assets

Long-lived assets, including intangible assets with definite lives and property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Based on the Company’s assessment, there have been no events or changes in circumstances that would indicate any impairment of long-lived assets as of September 30, 2010 or 2009.

(k)	Fair value measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and short-term borrowings approximate fair values due to their short maturities.

There was no asset or liability measured at fair value on a non-recurring basis as of September 30, 2010 and 2009.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(l)	Revenue recognition

Revenue is recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

The Company generates its revenue primarily from the sales of synthetic leather and other fabrics. Sales of products are generally recognized when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended September 30, 2010 and hence no provision has been made for sales returns as of September 30, 2010 and 2009, respectively.

(m)	Nonmonetary transactions

The Company accounts for nonmonetary transactions based on the fair value of the assets (or services) involved in accordance with the requirements of FASB ASC Topic 845, “Nonmonetary Transactions”.

(n)	Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are included in selling and marketing expenses and amounted to $24,174 and $40,220 for the years ended September 30, 2010 and 2009, respectively.

(o)	Shipping and handling costs

Shipping and handling costs are charged to expense when incurred and are included in selling and marketing expenses. Shipping and handling costs charged to operations were $ 219,852 and $116,388 for the years ended September 30, 2010 and 2009, respectively.

(p)	Income taxes

The Company accounts for income taxes under ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(q)	Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the two years ended September 30, 2010 and 2009.

(r)	Commitments and contingencies

The Company is subject to lawsuits, investigations and other claims related to operations, product, taxing authorities, environmental and other matters out of the normal course of business, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.  A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Company discloses contingent liabilities when the risk of loss is reasonably possible or probable.

(s)	Pension and employee benefits

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the years ended September 30, 2010 and 2009 were $104,798 and $51,763, respectively.

(t)	Government grant

Government grants are recognized initially as deferred income in the balance sheet at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for expenses incurred are recognized in consolidated statements of operations as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in consolidated statements of income and comprehensive income on a systematic basis over the useful life of the asset.

(u)	Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of salary for the research and development staff and depreciation for plant and machinery. The Company recorded $ $136,398 and $64,991 of research and development costs for the years ended September 30, 2010 and 2009, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(v)	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of the Company’s common stock outstanding during the fiscal years. Diluted earnings per share is computed on the basis of the weighted-average number of shares of the common stock plus any effect of dilutive potential common shares outstanding during the year using the if-converted method.

(w)	Stock-based compensation

The Company will recognize all stock-based payments to employees and to non-employee directors as compensation for service on the Board of Directors as compensation expense in the consolidated financial statements based on the fair value of such payments. Stock-based compensation expense recognized in each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

For share-based payments to consultants and other third-parties, compensation expense will be determined at the “measurement date”. The expense will be recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company will record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties will then be revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

(x)	Recently issued accounting standards

Effective January 1, 2010, the Company adopted the provisions in ASU 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to transfers in and out of levels 1 and 2 and activity in level 3 fair value measurements, as well as amends existing disclosure requirements on level of disaggregation and inputs and valuation techniques. The adoption of the provisions in ASU 2010-06 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not materially impact the Company’s results of operations or financial position, but did require changes to the Company’s disclosures in its financial statements.

In April 2010, the FASB issued ASU No. 2010-13—Compensation—Stock Compensation (Topic 718), which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company expects that the adoption of the amendments in this Update will not have any significant impact on its financial position and results of operations.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(2)           SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(y)	Recently issued accounting standards - continued

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s Consolidated Financial Statements upon adoption.

(3)	CASH

As at September 30, 2010 and 2009, substantially all of the Company’s cash included cash balances deposited with banks located in the PRC.  According to existing PRC laws and regulations, remittance of these cash balances out of the PRC is subject to various restrictions imposed by the PRC government (see Note 24).

(4)	RESTRICTED CASH

Restricted cash represents bank deposits held as collaterals for the bank acceptance notes payable (see Note 11), and will be released only at the expiration date of the bank acceptance notes.

(5)	INVENTORIES

Inventories consist of the following:

	As of September 30,
	2010	2009

Raw materials	$1,491,532	$1,166,281
Work-in-process	1,979,247	965,222
Finished goods and consumables	1,195,717	1,340,773
Total	$4,666,496	$3,472,276

(6)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of September 30,
	2010	2009

Deposits for purchase of raw materials and accessories	$1,196,436	$148,036
Prepaid operating expenses	740,627	224,553
Other deposits	475,366	-
Advances to staff for normal business purposes	11,883	13,670
Others	17,808	5,574
Total	$2,442,120	$391,833

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(7)	INTANGIBLE ASSETS

Intangible assets, net consisted of the following:

	As of September 30,
	2010	2009

Patent and pending patent applications	$650,000	$-
Less: Accumulated amortization	(21,667)	-
Net book value	$628,333	$-

As discussed in Note 1, one patent and two pending patent applications with an aggregate cost of $650,000 were acquired essentially in exchange for 13% ownership interest in the new subsidiary, Hongzhan, in February 2010. These patent and pending patents applications relate to the production of the Company’s new evergreen products.

Amortization expenses were $21,667 and $Nil for the twelve months ended September 30, 2010 and 2009, respectively.  The expected amortization for the next five years and thereafter is as follows:

Year ending September 30, 2011	$32,500
Year ending September 30, 2012	32,500
Year ending September 30, 2013	32,500
Year ending September 30, 2014	32,500
Year ending September 30, 2015	32,500
Thereafter	465,833
$628,333

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(8)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of September 30,
	2010	2009
At cost:
Buildings	$4,789,139	$4,407,807
Plant, machinery and equipment	5,946,949	4,153,370
Motor vehicles	266,596	146,134
Office equipment	269,607	256,787
Computer software	1,874	1,874
Construction in progress	3,013,937	88,389
Total	14,288,102	9,054,361
Less: Accumulated depreciation	(1,381,447)	(662,173)
Net	$12,906,655	$8,392,188

Depreciation expense for the years ended September 30, 2010 and 2009 was $693,653 and $505,340, respectively. Depreciation expense included in cost of sales amounted to $496,238 and $331,062 for the years ended September 30, 2010 and 2009 respectively. Depreciation expense included in operating expenses amounted to $197,415 and $174,278 for the years ended September 30, 2010 and 2009 respectively.

Buildings with net book value of $4,423,733 and $4,185,146 as of September 30, 2010 and 2009 are held as collateral for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

Construction in progress as of September 30, 2010 and September 30, 2009 represented production plant, machinery and equipment which had not been put in use pending completion of their installation and integration. The estimated cost to complete their installation and integration is approximately $1,871,928 and insignificant as of September 30, 2010 and September 30, 2009 respectively. No depreciation has been provided for construction in progress.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(9)	LAND USE RIGHTS

Land use rights represent prepaid lease payments to the local government in the PRC for the use of 3 parcels of land where the Company’s production facilities are located. Land use rights have a 40 to 50-year lives from January 8, 2007 to January 7, 2057, July 21, 2008 to July 20, 2048 and December 23, 2009 to December 22, 2059, respectively. See also Note 21 regarding provisions for the Company to make investment imposed by one of the land use rights.

The expected amortization expense of the prepaid land use rights for each of the next five years and thereafter is as follows:

Year ending September 30, 2011	$35,784
Year ending September 30, 2012	35,784
Year ending September 30, 2013	35,784
Year ending September 30, 2014	35,784
Year ending September 30, 2015	35,784
Thereafter	1,459,328
$1,638,248

The Company’s land use rights with carrying amount of $1,638,248 as of September 30, 2010 have been held as collaterals for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

The Company’s land use rights with carrying amount $1,013,311 as of September 30, 2009 have been held as collateral for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

(10)	DEFERRED INCOME

On June 26, 2008, the Company entered into an asset transfer contract with an unrelated customer. Pursuant to the contract, the Company acquired certain used machinery in exchange for granting an exclusive right to the customer for the distribution of the Company’s products produced by those machines (i.e. tufted fabrics) within the United States of America for a period of two years from October 2008 to October 2010. The Company has accounted for this transaction in accordance with ASC Topic 845, “Nonmonetary Transactions”.

The Company has applied the cost approach in measuring the fair values of the machinery received based on the current quoted prices provided by the machine supplier, depreciated by reference to generally accepted service lives of similar machines and adjusted to reflect those machines’ existing physical condition, functional and economic obsolescence. On the other hand, in order to arrive at the fair value of the exclusive distribution right surrendered, the Company would rely on the income approach which would use the Company’s estimates of future cash flows or earnings to be derived from the distribution rights, discounted to a present value based on its own assumptions about risk, rate of return, etc. Therefore, the fair values of the machines having been determined based on quoted prices for similar assets (Level 2 fair value hierarchy according to ASC 820-10-35-37) are considered more clearly evident than the fair value of the distribution rights surrendered, which may only be determined based on unobservable inputs (Level 3 fair value hierarchy).

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(10)	DEFERRED INCOME – CONTINUED

Accordingly, this transaction has been accounted for based on the aggregate fair value of the machines received, which amounted to $1,294,186, in accordance with the requirements of ASC 845-10-30-1.

The exclusive distribution right granted to the customer has initially been recorded as deferred income, and subsequently amortized and recognized as revenue on a straight-line basis over the two-year period of the exclusive distribution right. Accordingly, $649,484 was recognized as revenue for the year ended September 30, 2010. The rollforward of the deferred income is as follows:

Fair value of machinery received	$1,294,186
Recognition of revenue from exclusive distribution right for the year ended September 30, 2009	(539,244)
Effect of exchange rate changes	171
Deferred income included in current liabilities as of September 30, 2009	$755,113
Recognition of revenue from exclusive distribution right for the year ended September 30, 2010	(649,484)
Effect of exchange rate changes	4,477
Deferred income included in current liabilities as of September 30, 2010	$110,106

(11)	BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consist of the following:

	As of September 30,
	2010	2009
Bank acceptance notes:
China Citic Bank	$896,793	$1,159,760
Jiaxing City Commercial Bank	1,248,039	3,038,512
Total	$2,144,832	$4,198,272

The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes. As security for the bank acceptance notes, the Company has placed deposits equal to 40% to 50% of the note amounts with the banks (see Note 4 regarding Restricted Cash), pledged its buildings (see Note 8) and land use rights (see Note 9) in favor of the banks, and provided the banks with personal guarantee given by Mr. Liu (the Company’s stockholder, CEO and chairman), related party guarantee by its subsidiary and third party guarantee. There are no financial covenants associated with these bank acceptance notes.
Bank charges on the bank acceptance notes are included in other expenses and amounted to $3,212 and $6,568 for the years ended September 30, 2010 and 2009, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(12)	SHORT-TERM LOANS

The Company has entered into loan agreements with several banks in the PRC to obtain fixed-rate term loans with maturities not exceeding 12 months, to meet its working capital needs.  Short-term loans consist of the following:

	As of September 30,
	2010	2009
Payable to:
China Construction Bank	$5,007,100	$292,869
China Citic Bank	448,397	292,869
Jiaxing City Commercial Bank	7,473,283	1,757,211
Hangzhou Bank	747,328	-
Total	$13,676,108	$2,342,949

Weighted average interest rate on borrowings outstanding at year end	5.77%	5.40%

The short-term bank loans are secured by the Company’s buildings (see Note 8) and land use rights (see Note 9), and guarantees provided by Mr. Liu (the Company’s stockholder, CEO and chairman), its subsidiary and other unrelated third parties. The company is in compliance with financial covenants associated with the short term bank loans.

Interest expenses on the short-term bank loans amounted to $ 383,734 and $166,186 for the years ended September 30, 2010 and 2009, respectively of which $83,125 of the interest expenses is capitalized to construction in progress

(13)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of September 30,
	2010	2009

Accrued operating expenses	$455,102	$292,676
Other tax payables	402,220	-
Other payables	394,527	21,102
Total	$1,251,849	$313,778

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(14)	STOCKHOLDER’S EQUITY

In January 2010, the Company issued an aggregate of 206,250 ordinary shares to Mr. Liu, CEO and Chairman and a principal stockholder of the Company, for a purchase price of approximately $4.80 per share, or $990,000 in aggregate.

(15)	NON-CONTROLLING INTERESTS

Non-controlling interests arose from the Company’s disposition of 13% interest in Hongzhan in exchange for certain patents, as further disclosed in Note 1, Non-controlling interests included in the Company’s consolidated balance sheet as of September 30, 2010 represent the 13% minority shareholder’s share of Hongzhan’s net assets.

(16)	STATUTORY RESERVES

The Company’s subsidiary incorporated in the PRC is required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Lizhan Textile must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital.

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of Lizhan Textile’s registered capital whereas enterprise expansion fund appropriation is at its discretion. Appropriation to the general reserve must be made before distribution of dividends to stockholders. The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended September 30, 2010 and 2009, the Company made total appropriations of $867,154 and $273,807 from retained earnings to these statutory reserves, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

(17)	OTHER INCOME

Other income consists of the following:

	Year ended September 30,
	2010	2009

Revenue from exclusive distribution right (see Note 10)	$649,484	$539,244
Government grants	440,826	26,367
Scrap sales and others	49,135	44,937
Total	$1,139,445	$610,548

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

During the year ended September 30, 2010, $440,826 was recorded as revenue which was derived from government grant received. The government grant was unconditional and awarded to the Company as encouragement to the Company’s export business development.

(18)	INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

Cayman Islands
Lizhan Environmental, being incorporated in the Cayman Islands as an exempted company, is not subject to any income tax in the Cayman Islands.

Hong Kong
Resources is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the two years ended September 30, 2010. However, as Resources has not generated any revenue or income, no provision for Hong Kong income tax has been made.

PRC
Lizhan Textile being established in the PRC was subject to the PRC Enterprise Income Tax (“EIT”) at 33% prior to January 1, 2008. In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises registered in the PRC. The New EIT Law provides a grandfathering on tax holidays which were granted under the then effective tax laws and regulations.

Lizhan Textile has been approved a “foreign invested enterprise” and granted a preferential tax treatment – a tax holiday of full exemption from EIT for the two calendar years ended December 31, 2009 and a 50% reduction on its EIT rate for the ensuing three calendar years ending December 31, 2012.

The Company’s income tax expense consists of the following:

	Year ended September 30,
	2010	2009

PRC:
- current income tax	$912,249	$-
- deferred income tax	-	-
Total	$912,249	$-

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	Year ended September 30,
	2010	2009

Income before tax	$9,083,891	$2,713,258

PRC statutory income tax rates	25%	25%
Expected income tax expense calculated at PRC statutory tax rates	2,270,973	678,315
Tax holiday	(1,358,724)	(678,315)
Actual income tax expense	$912,249	$-

The effect of the tax holiday of Lizhan Textile amounted to $1,358,724 and $678,315 for the years ended September 30, 2010 and 2009, equivalent to basic and diluted earnings per share amount of $0.12 and $0.06, respectively.

(18)	INCOME TAXES – CONTINUED

As of September 30, 2010 and 2009, the Company did not have any significant temporary differences and carryforwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended September 30, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of September 30, 2010 and September 30, 2009 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the income tax returns of Lizhan Textile for the years ended September 30, 2008 through 2010 are open to examination by the PRC state and local tax authorities.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(19)	RELATED PARTY TRANSACTIONS

Due from/to related parties

	As of September 30,
	2010	2009
Amount due from a stockholder and director
- Mr. You	$1,497	-
Amount due to a stockholder and director
- Mr. Liu	-	$51,252
Amount due to a related company
- Illigate Development Limited (wholly-owned by Mr. Liu)	-	$80,000
- Haining Jianfeng Textile Co., Ltd. (under common control of Mr. Liu)	-	-
	-	$80,000

The amounts due from and to related parties are interest-free, unsecured and without fixed repayment term.

Related party purchase	Year ended September 30,
	2010	2009
Purchase from:
- Haining Jianfeng Textile Co., Ltd. (under common control of Mr. Liu)	-	$-
- Haining Yanfeng Textile Co., Ltd. (under common control of Mr. Liu)	-	1,540
Total	-	$1,540

Guarantees given by a stockholder and director
As of September 30, 2010 and 2009, Mr. Liu provided a personal guarantee for the Company’s bank acceptance notes (Note 11) and short-term bank loans (Note 12).

(20)	RELATED PARTY TRANSACTIONS-CONTINUED

Use and Transfer of Patents by a Principal Stockholder
Mr. Liu, CEO and Chairman and a principal stockholder of the Company, has allowed the Company to use exclusively 7 patents for fabric designs for no consideration. In June 2010, in order to legalize the Company’s ownership of these patents, Mr. Liu agreed to transfer their legal titles to the Company for no consideration. As the historical costs recorded by Mr. Liu regarding these patents were insignificant, the Company has not recognized these patents in the consolidated financial statements, in accordance with the guidance within SAB Topic 5:G.

Long term exclusive license
On December 29, 2009, the Company’s 87% subsidiary, Hongzhan, entered into an exclusive long-term license agreement with Mr. Liwen Zhang, the sole owner of Eminent, which in turn holds 13% interest in Hongzhan, and a key employee of the Company. Pursuant to the license agreement, Mr. Liwen Zhang has licensed to the Company the use of certain patents in relation to the key innovative production technology for the manufacture of the Company’s new evergreen products for fifteen years, for the license fees of RMB100,000 (or $14,650) for the first year, RMB200,000 (or $29,300) for the second year, and RMB300,000 (or $43,950) for the third year and each of the years thereafter.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

During the year ended September 30, 2010, the Company recognized a license fee expense of $11,021, included under “General and administrative expenses” in the accompanying interim consolidated income statements. In connection with the patent license agreement with Mr. Liwen Zhang, the Company is obligated to pay the license fee for the patents as follows:

Year ending September 30, 2011	29,893
Year ending September 30, 2012	44,840
Year ending September 30, 2013	44,840
Year ending September 30, 2014	44,840
Year ending September 30, 2015	44,840
Thereafter	418,503
$627,756

(21)	CAPITAL COMMITMENT AND CONTINGENCIES

Capital Commitments
For the purposes of expansion of its production facilities, the Company has entered into a number of contracts for the acquisition and construction of property, plant and equipment. The related capital commitments which had not been provided for in the financial statements as of September 30, 2010 amounted to $1,871,928, which is expected to be disbursed during the next twelve months. In December 2009, the Company’s subsidiary, Hongzhan acquired a 50-year right to use a parcel of land having an area of 17,200 square meter and located in the PRC. As of January 31, 2011, Hongzhan has invested RMB 65,830,000 (or approximately $9,974,242) for the purposes of the development of that land, and complete such investment, including construction of buildings and facilities and installation of plant and equipment.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(22)	OPERATING LEASE COMMITMENTS

License fee expense for obligations under operating leases was $11,021 for the year ended September 30, 2010. In December 2010, the Company entered into an agreement to lease space for purposes of temporarily storing equipment to be used in Evergreen Products production lines which the Company anticipated installing later in 2011.  The monthly rent pursuant to this agreement is approximately $46,723 and the term of this agreement expires in November 2020.The total future minimum lease payments under non-cancellable operating leases with respect to premises and licence fee as of September 30, 2010 are payable as follows:

September 30,	License Fee	Premises	Total
2011	29,893	420,510	450,403
2012	44,840	560,680	605,520
2013	44,840	560,680	605,520
2014	44,840	560,680	605,520
2015	44,840	560,680	605,520
Over five years	418,503	2,943,567	3,362,070
	$627,756	$5,606,797	$6,234,553

(23)	CERTAIN RISKS AND CONCENTRATIONS

Credit risk and major customers
Financial instruments that expose the Company to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of September 30, 2010 and 2009, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectibility problem. As of September 30, 2010, two customers accounted for 22% and 14% of the Company’s accounts receivable, respectively. As of September 30, 2009, two customers accounted for 35% and 13% of the Company’s accounts receivable, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

Customers accounting for 10% or more of the Company’s net revenue are as follows:

	Year ended September 30,
	2010	2009
	%	%
Customer A	30	28
Customer B	16	33
Customer C	17	N/A

Except as disclosed above, no other single customer accounted for 10% or more of the Company’s net revenue for the years ended September 30, 2010 and 2009.

(23)        CERTAIN RISKS AND CONCENTRATIONS-CONTINUED

Concentration of suppliers
The Company purchased its raw materials from a few primary suppliers, which expose the Company to risk of concentration of suppliers. Suppliers accounting for 10% or more of the Company’s cost of revenue are as follows:

	Year ended September 30,
	2010	2009
	%	%
Supplier A	N/A	11
Supplier B	12	16
Supplier D	12	N/A

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

Foreign Operations

Substantially, all of the Company’s operations are carried out and its long-lived assets are located within the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, export duties, quotas, and embargoes, domestic and international customs and tariffs, changing taxation policies, foreign exchange restrictions; and political conditions and governmental regulations.

(24)	RESTRICTED NET ASSETS

All of the Company’s operations are conducted through Lizhan Textile. Lizhan Textile may only pay dividend out of its retained earnings determined in accordance with the accounting standards and regulations in the PRC and after it has met the PRC requirements for appropriation to statutory reserves (see Note 16).

In addition, a substantial part of Lizhan Textile’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of Lizhan Textile to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital, retained earnings and statutory reserves and amounted to approximately $17.2 million (RMB115) million as of September 30, 2010, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 27.

(25)	SEGMENT DATA – ENTITY-WIDE DISCLOSURE

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. The Company operates and manages its business as a single segment that includes primarily the manufacturing and sales of leather and other fabrics.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

The following tables sets out the analysis of the Company’s net revenue by product and geographical location:

	Year ended September 30,
	2010	2009

Products:
Polyurethane (PU) and ultrasuede leather	$9,201,596	$8,616,807
Recycled leather flocked fabric	34,209,667	11,740,691
Microfiber towel	558,408	408,354
Tufted fabrics	1,692,669	115,866
Other fabrics	658,885	730,823
Total	$46,321,225	$21,612,541

Geographical information:
PRC	$35,720,935	$13,550,142
United States	6,363,200	5,488,462
Nicaragua	2,354,356	2,093,445
Others	1,882,734	480,492
Total	$46,321,225	$21,612,541

Revenues are attributed to countries according to the location where the customers take delivery of the Company’s products.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(26)	ADOPTION OF STOCK OPTION PLAN

On March 1, 2010 the Company’s Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan (the “2010 Plan”).  The 2010 Plan allows the Company to grant stock options to officers, directors (whether or not they are employed by the Company), executive, managerial, professional or administrative employees of, and consultants to, the Company, its parent, subsidiaries and joint ventures (collectively, “key persons”) as the Committee in its sole discretion shall select. Up to1,875,000 shares of the Company’s common stock may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key individuals with compensation for initiative and successful efforts.

The Company has not granted any options under the 2010 Plan up to September 30, 2010.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(27)	CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN ENVIRONMENTAL

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC Topic 323, “Investments – Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of September 30, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS	As of September 30,
	2010	2009
Assets
Cash	$17,957	-
Investments in subsidiaries	18,404,028	8,174,989
Total assets	$18,421,985	$8,174,989

Liabilities and Shareholders’ Equity
Current liabilities:
Other Payable	$76,693	$-
Due to a subsidiary	-	$52,080
Total liabilities	$76,693	$52,080

Shareholders’ equity
Common stock, $0.32 par; 31,250,000 shares authorized, 11,143,750 shares and 10,937,500 shares issued and outstanding as at September 30, 2010 and 2009, respectively	3,566,000	3,500,000
Additional paid-in capital	924,000	-
Retained earnings	12,342,981	4,156,874
Accumulated other comprehensive income	888,532	466,035
Total Lizhan’s shareholders’ equity	17,721,513	8,122,909

Noncontrolling interest	623,779	-

Total equity	18,345,292	8,122,909

Total liabilities and shareholders’ equity	$18,421,985	$8,174,989

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(27)	CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN ENVIRONMENTAL-CONTINUTED

CONDENSED STATEMENT OF INCOME	Year ended September 30,
	2010	2009
General and administrative expenses	$(303,561)	$(42,080)
Equity in income of subsidiaries	8,489,668	2,773,378
Net income	$8,186,107	$2,731,298

CONDENSED STATEMENT OF CASH FLOWS	Year ended September 30,
	2010	2009
Net cash used in operating activities	$-	$-
Net cash used in investing activities	(972,482)	(690,552)
Net cash provided by financing activities	990,439	690,552
Cash, beginning of year	-	-
Cash, end of year	$17,957	$-

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

(28)	SUBSEQUENT EVENT

(i)	Loan & Credit Facility

On October 28, and 29, 2010, the Company repaid its short-term loans in the aggregate amount of approximately $9.5 million. In addition, during that period, the Company entered into new long-term loans, which are due between May to December 2012, in the aggregate amount of $9.5 million. As a result, the Company’s short-term loans as at September 30, 2010 amounted to $4.2 million in the aggregate and long-term loans currently amounted to $9.5 million in the aggregate at the end of October 2010. Additionally, in October 2010, the Company also obtained one short term loan of about $747,000 (RMB 5,000,000) and a one-year line of credit with Shanghai Pudong Development Bank with an availability of up to $4.9 million (RMB 33,000,000).

(ii)	Initial Public Offerings

On November 19, 2010, the Company issued 2,500,000 ordinary shares at par value of $0.32 per share in the initial public offering. The public offering price of the ordinary shares is $4.00 per share.  The Company received net proceeds of approximately $7.5 million from the offering, after deducting underwriting discounts, expense payable by the Company.