Form 20-F
period 2011-12-31
Lizhan Environmental Corp
filed 2012-04-12
CIK 1489784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F

_____________________________

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number

Lizhan Environmental Corporation
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 716, Qifu Road, Wutong Street, Tongxiang

Zhejiang Province, 314500, People’s Republic of China
(Address of Principal Executive Offices)

Tel: (86) 573-88986299 Fax: (86)-573-88986399

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common shares, par value U.S.$0.32 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 5, 2012 was: 13,643,750 ordinary shares, par value $0.32 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒  No 

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   No 

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer         Accelerated filer       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP   International Financial Reporting Standards as issued by the International Accounting
Standards Board    Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17    Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No ☒

LIZHAN ENVIRONMENTAL CORPORATION
FORM 20-F ANNUAL REPORT

i

ii

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Lizhan” refer to Lizhan Environmental Corporation, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China.  All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States (“U.S”). This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2012, the cash buying rate announced by the People’s Bank of China was RMB 6.2943 to $1.00.

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

Not Applicable.

1.C.         Auditors

Not Applicable.

ITEM 2.      Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.                KEY INFORMATION

3.A.         Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended September 30, 2009, 2010 and 2011 and the balance sheet data as of September 30, 2010 and 2011 are derived from audited consolidated financial statements included elsewhere in this annual report. The balance sheet data as of September 30, 2009 have been derived from audited financial statements that are not included in this annual report. The consolidated statement of income data for the fiscal years ended September 30, 2007 and 2008 and the balance sheet data as of September 30, 2007 and 2008 have been derived from financial statements that are not included in this annual report. The consolidated income and balance sheet data as of, and for the year ended, September 30, 2007 reflect our operations and financial condition from December 6, 2005, which was the date Lizhan Textile (Zhejiang) Co., Ltd. ("Lizhan Textile"), was formed, through September 30, 2007. Until production activities commenced in November 2007, Lizhan Textile was engaged in research and development activities. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the Year Ended September 30,
	2011 (Audited)	2010 (Audited)	2009 (Audited)	2008 (Audited)	2007 (Unaudited)
Net Sales	$36,342,348	$46,321,225	$21,612,541	$13,124,439	$—
Cost of sales	(29,614,533)	(35,042,898)	(17,868,408)	(10,628,938)	—
Gross profit	6,727,815	11,278,327	3,744,133	2,495,501	—
Operating expenses
General and administrative expenses	(4,486,643)	(2,110,506)	(1,053,752)	(590,132)	(50,465)
Research and development expenses	(92,522)	(136,398)	(64,991)	(32,186)	—
Selling and marketing expenses	(845,221)	(634,544)	(322,133)	(260,290)	—
Total Operating Expenses	(5,424,386)	(2,881,448)	(1,440,876)	(882,608)	(50,465)
Operating income/(loss)	1,303,429	8,396,879	2,303,257	1,612,893	(50,465)
Other income and (expense):
Other income	1,261,409	1,139,445	610,548	9,393	—
Exchange loss	(156,543)	(49,788)	(24,963)	(20,950)	—
Interest income	14,572	26,721	19,972	17,103	—
Interest expense	(411,920)	(300,609)	(166,186)	(123,199)	—
Other expenses, net	(174,007)	(142,419)	(11,330)	(9,095)	(16,367)
Total other income (expenses), net	533,511	673,350	428,041	(126,748)	(16,367)
Income/(loss) before income taxes	1,836,940	9,070,229	2,731,298	1,486,145	(66,832)
Income tax expenses	(405,755)	(912,249)	—	(1,010)	—
Net income/(loss)	1,431,185	8,157,980	2,731,298	1,485,135	(66,832)
Net loss attributable to non—controlling interest	202,260	28,127	—	—	—
Net income attributable to the Company	1,633,445	8,186,107	2,731,298	1,485,135	(66,832)
Other comprehensive income (loss)
Foreign currency translation adjustment	1,189,858	424,403	(6,026)	362,789	94,638
Less: Foreign currency translation adjustments attributable to non—controlling interest	(24,953)	(1,906)	—	—	—
Comprehensive Income	$2,798,350	$8,608,604	$2,725,272	$1,847,924	$27,806
Earnings per common share — Basic and fully diluted	$0.12	$0.74	$0.25	$0.14	$—

Balance Sheet Data (at end of year)	September 30,
(in U.S. Dollars)	2011	2010	2009	2008	2007
	Audited	Audited	Audited	Audited	Unaudited
Cash and cash equivalents	$1,231,233	$2,597,366	$864,162	$706,459	$112,639
Total current assets	26,053,259	18,127,675	11,400,067	6,508,672	708,505
Total other assets	38,500,689	26,558,839	9,526,249	7,583,781	2,475,246
Total assets	64,553,948	44,686,514	20,926,316	14,092,453	3,183,751

Total liabilities	36,045,861	26,341,222	12,803,407	9,385,368	700,445
Total stockholders’ equity	28,508,087	18,345,292	8,122,909	4,707,085	2,483,306
Total liabilities and stockholders’ equity	$64,553,948	$44,686,514	$20,926,316	$14,092,453	$3,183,751

3.A.3.     Exchange Rates

	2011	2010	2009	2008	2007
Balance sheet item, except for equity accounts	RMB6.3780=$1	RMB6.6905=$1	RMB6.8290=$1	RMB6.8183=$1	RMB7.2946=$1
	HK$7.7840=$1	HK$7.7599=$1	HK$7.7805=$1
Items in statement of income and cash flows	RMB6.5236=$1	RMB6.8054=$1	RMB6.8036=$1	RMB7.1643=$1	RMB7.5973=$1
	HK$7.7790=$1	HK$7.7656=$1	HK$7.7890=$1

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

We were formed in August 2009 as a Cayman Islands exempted limited liability company. We have two operating subsidiaries; Lizhan Textile, which was formed in the PRC as a limited liability company on December 6, 2005, and Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, which was formed in the PRC as a wholly foreign owned enterprise on December 8, 2009. Lizhan Textile did not generate significant revenues prior to our 2008 fiscal year and Hongzhan operated at a loss as of September 30, 2011.  Our financial condition, results of operations and future success will depend on our ability to continue to operate and expand our business profitably and to achieve significant economies of scale. Our company has a limited operating history, is subject to the risks and uncertainties associated with early stage companies and prior to our 2008 fiscal year operated at a loss. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that we will be able to operate our expanded business profitably. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

During the past three fiscal years, we spent a significant amount of cash on our operational and investment activities, principally to procure raw materials for our products, to construct our Colgre Product (formerly known as “Evergreen LZ Collagen” or “Evergreen Products” as described below under “Item 4B. Business Overview – Our Products – Colgre Products”) facilities and to acquire capital equipment. We financed operational and investment activities mainly from cash generated from operations, bank loans and proceeds from bank acceptance notes. If we fail to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

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

Management anticipates that our existing capital resources and current and expected bank loans, and bank acceptance notes will be adequate to satisfy our liquidity requirements for the next twelve months. However, if available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

The capital we  raised in November 2010  is insufficient to meet our capital needs, and we may be required to curtail or significantly reduce our expansion plans.

In November 2010, we raised $10.0 million in an initial public offering. We used the proceeds of such offering to install Colgre Product production lines. However, the capital we raised in our initial public offering was insufficient to meet our capital needs for this expansion.  Consequently, we required additional capital to expand the production capacity of our Colgre Products and develop a distribution network for our Colgre Products. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital may reduce our ability to develop our business. If we are unable to obtain additional financing, we will likely be required to curtail or significantly reduce our expansion plans. Further, in the event that we were to raise equity in the future to finance future growth, any such additional equity financing may involve substantial dilution to our then existing shareholders.

We do not satisfy the NASDAQ Global Market’s requirements for continued listing and we may not satisfy the NASDAQ Capital Market’s listing requirements. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are currently listed on the NASDAQ Global Market under the symbol LZEN. On April 9, 2012, we applied to transfer the listing of our ordinary shares to the NASDAQ Capital Market, as we no longer meet the listing requirements for the NASDAQ Global Market. NASDAQ is currently reviewing our application.

We received two letters, dated October 11, 2011 and October 12, 2011, from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the bid price of our ordinary shares closed below the minimum $1.00 per share and the market value of our publicly held ordinary shares (“MVPHS”) was below the minimum of $5,000,000, both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1) (the “Minimum Bid Price Rule”) and 5450(b)(1) (the “MVPHS Rule”), respectively.

In accordance with NASDAQ Marketplace Rules 5810(c)(3)(A) and 5810(c)(3)(D), we were provided a grace period of 180 calendar days, or until April 9, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days. As of April 9, 2012, we did not regain compliance with the Minimum Bid Price Rule or the MVPHS Rule. NASDAQ notified us that our ordinary shares could be delisted from the NASDAQ Global Market, but that pursuant to NASDAQ rule 5810(c)(3)(A)(ii), we were eligible for additional time by applying for a transfer of our ordinary shares to the NASDAQ Capital Market.

 On April 9, 2012, we applied to transfer the listing of our ordinary shares from the NASDAQ Global Market to the NASDAQ Capital Market. We believe that we satisfy the requirements for initial listing on the NASDAQ Capital Market (except for the bid price requirement). We will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement. We will, however, have to provide written notice of our intention to cure the minimum bid price requirement during the following 180 day period.

            There can be no assurance that our application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.

Price inflation in China could affect our results of operation if we are unable to pass along raw material price increases to our customers.

Inflation in China has recently increased.  China's consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. Because we purchase raw materials from suppliers in China, price inflation has recently caused an increase in the cost of our raw materials.  Price inflation could affect our results of operation if we are unable to pass along raw material price increases to customers.  In addition, for fiscal year ended 2011, due to increased inflation, the cost of improving our production and manufacturing processes has increased.  Our first production line is not functioning at its full capacity and due to technical difficulties we will require additional capital to improve the manufacturing and production process for our Colgre Products. We believe that approximately $500,000 in additional capital will be required to improve the production process for our Colgre Products in order to operate at full capacity and meet customer demand for 2012. In addition, if inflation continues to rise in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen some of the competitive advantages of our being based in China. Accordingly, increased inflation in China may weaken our competitiveness domestically or in international markets.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

Our growth strategy may not be successful for the following reasons:

•         Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, our financial condition, general market conditions for capital raising activities, and economic conditions in China.

•         Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our management, operational and financial systems, procedures and controls, and the training and management of our growing employee base. Failure to manage our growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations. We expect our future growth to place significant demands on both our management and our resources. This will require us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

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

In the event that we encounter difficulties in developing or selling our Colgre Products or if our customers are not satisfied with our Colgre Products, our business and financial condition may be materially and adversely affected.

Outside of research and development testing, we have never mass produced our Colgre Products. In the event that we encounter difficulties in, or failures with respect to, the installation of machinery and personnel, the manufacture or sale of these products or the development of a new nationwide distribution network, our business and financial condition may be materially and adversely affected. For example, we initially anticipated that our first production line for our Colgre Products would be producing quality fabric at full capacity in 2010. We expected mass production would begin in November 2010, however, production  was delayed due to certain technical modifications to parts of the manufacturing equipment. Further, the fabric produced did not meet the high quality standards of our customers. Although we have experienced delays in producing our Colgre Products and we have not sold as much product as initially anticipated, in June 2011, we completed installation of several additional pieces of equipment for the first production line and subsequently produced approximately 25,000 meters of Colgre Products. Of the 25,000 meters of fabric produced, 15,000 meters were shipped to one of our customers in September, 2011 and the remaining 10,000 meters were shipped to the same customer in October, 2011.  We are currently modifying the first production line and we intend to improve the first production line by making modifications to the existing equipment and adding new equipment. Even if we improve our production line, our customers may not be satisfied with our Colgre Products or a market for the Colgre Products may not fully develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent further production or sale of our Colgre Products.

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

We believe that our future growth will be substantially dependent on the continued increase in sales growth of existing core products, such as our ultrasuede and synthetic leather powder products and our Colgre Products, while at the same time maintaining or increasing our current gross margin rates. During fiscal year 2009, we launched, and increased rapidly, the production and sales of our recycled leather flocked fabric products, which consist of fabrics that are flocked with recycled leather powder that improve the texture of the fabric. Our recycled leather flocked fabric products are higher margin products and are more environmentally friendly than other purely chemical-based products. During June 2011, we completed the installation of several pieces of equipment for our Colgre Product production line and we intend to improve this first production line by modifying the existing equipment.  We may not be able to increase the growth of existing core products or successfully introduce our Colgre Products or other new products, or to maintain or increase our gross margin rates in future periods. Failure to do so may adversely affect our business.

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

We intend to improve our Colgre Product production lines and introduce additional production lines, which, among other things, may continue to divert our resources and may cause our margins to suffer.

Our goal over the next several years will be to improve production and sales of our Colgre Products. This process has diverted, and could continue to divert, resources, including the focus of our management, from the operation of our business. In addition, our attention to our new obligations as a U.S. reporting company, has diverted, and may in the future divert the focus of our management from the operation of our business and from the installation of our Colgre Product production lines. The anticipated improvements to production and expansion of our Colgre Products will increase our costs and potentially decrease operating margins before production is operating at full capacity and revenue is generated, which could, individually or in the aggregate, negatively impact our business, financial condition and results of operations.

Our plans to develop a nationwide network for our Colgre Products in the future entail numerous risks which could materially and adversely affect our business and financial condition.

Currently, many of our domestic customers are located in close proximity to our facilities. We deliver our products directly to the manufacturing facilities of these customers. However, our long-term business strategy relies in large part on establishing a nationwide distribution network throughout the PRC for our Colgre Products. Risks affecting our expansion include challenges caused by geographic distance, cultural differences, compliance with regulations which differ from those to which we are accustomed, expertise and performance of potential distributors and the inability to effectively enforce contractual or other legal rights. These risks could result in increased and unbudgeted costs associated with servicing new markets, which could in turn materially and adversely affect our business and financial condition.

Our revenues and profitability could be impacted because of our dependence on cost efficient raw materials.

Our ability to continue to obtain raw materials is subject to the continued reliability and viability of our suppliers. We launched the production of recycled leather flocked fabric in fiscal year 2009, which are flocked with recycled leather scrap, a lower cost material. Our Colgre Products are also manufactured from recycled leather scrap.  The number of recycled leather scrap suppliers that we use is currently relatively small.  If we are unable to obtain adequate or timely deliveries of required raw materials from certain suppliers, we may be unable to find a replacement that is capable of manufacturing sufficient quantities of our products on a timely basis and at a reasonable cost. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation and could negatively impact our revenues. Furthermore, if we are unable to obtain our raw materials, and in particular leather scrap, at cost efficient levels, our ability to generate profits may be harmed.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials, including leather scrap, polyurethane, ultrasuede grey cloth, backing fabric and resin, on a timely basis from our suppliers. Our supplies are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency before the materials are shipped to us or our customers. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

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

We currently have an exclusive long-term license to use the key patents and patent applications which protects the technology to be used in the manufacture of our Colgre Products. We are, and will continue to be, reliant upon the owner of this patent to protect his intellectual property rights to this technology. While we are not aware of any disputes between the patent owner and us or any third party, the patent owner may determine not to protect his intellectual property rights that we license from him and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of the patent owner. Upon the termination of the license agreement for this patent, we may no longer continue to have proprietary rights to the intellectual property that we license from the patent owner. Any loss or limitations on our right to use the intellectual property licensed from the patent owner could have a material adverse effect on our business, operating results and financial condition. In addition, in many countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent.

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

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel. While we are not aware of any infringement on our intellectual property, our ability to compete successfully and to achieve future revenue growth will depend, in significant part on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still in an early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its patent law, trademark law and copyright law and promulgated related regulations. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated, and other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights may not be as expansive or certain in China as they would in many Western countries, including the U.S. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended September 30, 2009, and 2010 and 2011, our five largest customers contributed approximately 74.9%, 79.1% and 70.4% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures which may have a material adverse effect on our growth and our revenues. The volume of work performed for specific customers is likely to vary from year to year, especially since we are not the exclusive provider for many of our customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our growth and our revenues and harm our reputation in the industry. Moreover, the loss of any one of our major customers could require us to initiate involuntary attrition, which in turn could have a material adverse effect on our attrition rate and make it more difficult for us to attract and retain professionals in the future, which could further materially adversely affect our growth and our revenues. In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

Our customers may decide to discontinue purchasing our products, which could materially and adversely affect our growth and our revenues.

Our customers typically retain us through non-exclusive contracts or purchase orders. These agreements typically do not include any commitment by our customers to give us a specific volume of business beyond the particular transaction set forth in the agreement. In addition, the purchase orders that we entered into, including the contracts we entered into June 2011 with respect to our Colgre Products, generally provide that the customer is not required to purchase the products specified in the purchase order if the products do not meet the customers’ quality requirements or other specifications. Our business is dependent on the decisions and actions of our customers, which are outside our control. Decisions by existing customers to refuse to purchase our Colgre Products or existing products due to the failure of such products to meet the customer’s demands, or discontinue purchasing our products, even temporarily, could materially and adversely affect our growth and our revenues.

Our customers operate in a limited number of industries. Factors that adversely affect these industries may materially and adversely affect our business, results of operations and financial condition.

We derive a large portion of our revenues from customers which operate in a limited number of industries. For example, in fiscal years 2009, 2010, and 2011, we derived approximately 97%, 98% and 98.5% of our revenues from our customers in the furniture manufacturing industries. We also sell our products to customers in the upholstery fabric and furniture manufacturing industries and are currently developing nylon taffeta to enable us to sell our products to the apparel industry.  Any significant decrease in spending for our products by customers in these industries or in the other industries from which we derive significant revenues in the future may reduce the demand for our products. For instance, if economic conditions weaken in any of these industries, our clients may reduce or postpone their spending for our products significantly which may negatively affect our revenue and profitability. The loss of, or any significant decline in business from, one or more of our major customers would lead to a significant decline in our revenue and gross profit, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. Further, any significant decrease in the growth of the industries into which we intend to expand, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our products, which may materially and adversely affect our business, results of operations and financial condition.

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

In addition, the continuing debt crisis in certain European countries could cause the value of the Euro to deteriorate, reducing the purchasing power of our European customers. Financial difficulties experienced by our suppliers and customers, could result in product delays and inventory issues; risks to accounts receivable could also include delays in collection and greater bad debt expense.

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

We are highly dependent on our senior management and other key employees, including Mr. Jianfeng Liu and Mr. Liwen Zhang. Mr. Liu is the founder of our company and has more than 20 years of experience in our industry. Mr. Zhang, our Chief Scientist, is the lead researcher responsible for our Colgre Products. The skills, knowledge and experience of these individuals, as well as other members of our senior management team, are critical to the growth of our company. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

Because we have not yet procured business or product liability insurance, and we may not be able to procure business or product liability insurance in the future, we may not be protected from certain risks that are customarily covered by business or product liability insurance in the U.S.

We have not procured product liability or general liability insurance for our business because the insurance industry in China is still in the early stages of its development. To the extent that we suffer a loss of a type which would normally be covered by product liability or general liability insurance in the U.S. we would incur significant expenses in defending any action against us and in paying any claims that result from a settlement or judgment against us. Product liability claims and product recalls may divert the attention of our management and could have a material adverse effect on the demand for our products and on our business, goodwill and reputation. Furthermore, adverse publicity could result in a loss of consumer confidence in our products.

We do not presently maintain business disruption insurance. Any disruption in the operations of our production facility would damage our business and disrupt our production and have a material adverse effect on our business, financial position and on our results of operations.

Our business could be materially and adversely affected by power shortages, natural disasters, terrorist attacks or other events in the PRC. For example, in early 2008, parts of the PRC suffered a wave of strong snow storms that severely impacted public transportation systems and the power supply in those areas. In May 2008, Sichuan Province in the PRC suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of the PRC, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, terrorist attacks or other events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

While we have property damage insurance and automobile insurance, we do not carry business disruption insurance, which is not readily available in the PRC. Any disruption of the operations in our production facility would have a significant negative impact on our ability to manufacture and deliver products, which would cause a potential diminution in sales, the cancellation of orders, damage to our reputation and potential lawsuits.

Risks Related to Doing Business in China

China’s energy policies could have an adverse impact on our operations.

The Chinese authorities reduce energy usage from time to time, such as during the summer months when the usage of electricity is high. During the third quarter of 2011, we experienced intermittent power supply disruptions as a result of mandatory power restrictions imposed by the local government of Tongxiang City. We purchased and installed three backup power generators and secured additional diesel supplies, which we used to maintain full operations on the days when electricity from the grid was  not available.   In addition, the Tongxiang Environmental Thermoelectricity Co., Ltd. in Tongxiang City completely shut down its steam production from January 20, 2011 to February 12, 2011 to complete maintenance of its equipment. This mandatory maintenance occurs every three or four years at the local government’s discretion. Steam production has returned to normal since Tongxiang Environmental Thermoelectricity Co., Ltd completed its repairs on February 13, 2011. Additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

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

Contract drafting, interpretation and enforcement in China involve significant uncertainty, which could leave us vulnerable to legal disputes and challenges related to our contracts.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the U.S., contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the U.S., and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail.

If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our facilities relies on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

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

To date, the required filings pursuant to SAFE Rules are underway for shareholders of Lizhan. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

In March 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. We have adopted the Lizhan 2010 Stock Option Plan. However, as of the date of this annual report, no employee share option has been granted. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

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

On March 16, 2007, the National People’s Congress approved and promulgated a tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high and new technology enterprises enjoying special support from the state.

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

Both of our PRC subsidiaries are foreign investment enterprises. As foreign invested enterprises, our wholly owned subsidiaries are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue (“Catalogue”), some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. According to the latest version of this Catalogue, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our business to fall within the restricted or prohibited categories. If any of our business activities become prohibited, or if we cannot obtain approval from relevant approval authorities to engage in business activities which become restricted for foreign investors, we may be forced to sell or restructure our business activities which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, which could materially and adversely affect our business and financial condition.

Substantially all of our revenues and operating expenses are denominated in Renminbi and U.S. dollars. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to Resources, without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if we were to have any in the future, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the local authority, such as Tongxiang Foreign Trade and Economic Cooperation Bureau and Zhejiang Foreign Trade and Economic Cooperation Bureau. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

China’s regulation of loans and direct investment by non-Chinese holding companies to Chinese entities may delay or prevent us from making loans or additional capital contributions to our Chinese operating subsidiaries, which could materially and adversely affect our business and financial condition.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by China’s Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our Chinese subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of an offering and to capitalize our operations in China may be negatively affected, which could adversely affect our business, results of operations and financial condition.

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

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the U.S. Foreign Corrupt Practices Act, which prohibits companies whose shares are listed on a U.S. securities exchange from making prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China. If any of our non-U.S. listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us. Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under U.S. law. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

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

If relations between the U.S. and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Changes in PRC laws and regulations on labor and employee benefits may adversely affect our business and results of operations.

As we conduct a significant portion of our business through our PRC subsidiaries, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which would have an adverse impact on our business and results of operations.

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

We are incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2010 Revision) of the Cayman Islands (as amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. In addition, some U.S. jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court in the U.S. As a result, our public shareholders may have more difficulties in protecting their interests based on actions taken by management, members of the board of directors (the “Board”) or controlling shareholders than they would as shareholders of a U.S. company.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, our directors or principal shareholders than they would as a shareholder of a U.S. company.

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the U.S. We conduct our business outside the U.S., and substantially all of our assets are located outside the U.S. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are required to implement financial and disclosure control procedures and corporate governance practices that enable us to comply with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission (“SEC”) rules. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We may engage external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. generally accepted accounting principles (“GAAP”) financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our Board, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this annual report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

We incur increased costs as a result of being a public company in the U.S., which could reduce our profits.

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

•             We are required under U.S. rules and regulations to retain our independent directors that serve on our Board. We may encounter difficulty in retaining, or in the future attracting, qualified independent directors to serve on our Board and our audit committee, in particular. We will also incur substantial costs to maintain directors and officers insurance.

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

Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, beneficially owns 62.4%  of our outstanding ordinary shares. As a result, Mr. Liu has the ability to exercise significant influence over our management, including over matters requiring shareholder approval or approval by our Board. This could delay, defer or prevent a change in control, impede a merger, consolidation, take-over or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, Mr. Liu has entered into several related party transactions with our company, including guaranteeing our banks loans, transferring patents to us, purchasing our ordinary shares and selling materials to us. See Item 7 below. Conflicts of interest between these dual relationships may arise. We cannot assure you that when conflicts of interest arise, Mr. Liu will act in the best interests of our company or that conflicts of interest will be resolved in our favor.

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

We do not believe that we were a PFIC for the years ended September 30, 2010 or September 30, 2011 and currently anticipate that we will not be a PFIC for the current fiscal year based upon our estimates of the values of our assets. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2012 or in any future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. See “Taxation — U.S. Federal Income Taxation of U.S Holders—Passive Foreign Investment Company Status and Significant Tax Consequences.”

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

4A.          History and Development of the Company

Lizhan Textile

Our wholly owned subsidiary, Lizhan Textile, is an operating company whose principal activities are the manufacture, distribution and marketing of synthetic leather and other fabrics. Lizhan Textile mainly produces and sells recycled flocked leather. Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005. We conduct all of our current operations through Lizhan Textile.

Until 2009, when our company underwent a corporate restructuring prior to of our initial public offering in November 2010, Lizhan Textile was wholly owned by Illigate Development Limited, or Illigate, a company incorporated in the British Virgin Islands (“BVI”) on September 26, 2005. Illigate is wholly owned by Mr. Jianfeng Liu, our Chief Executive Officer and Chairman.

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

Lizhan was incorporated on August 31, 2009 as a limited liability company in the Cayman Islands. Lizhan was initially incorporated under the name Illigate Environment Resources Technology Company Limited and on January 12, 2010, we changed its name to Lizhan. On August 31, 2009, Lizhan issued 10,937,500 ordinary shares to Mr. Jianfeng Liu, which represented 100% of the issued and outstanding shares of Lizhan Environmental, in exchange for $3.5 million.

On November 9, 2009, Lizhan acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. Consequently, Lizhan owns 100% of Resources directly and 100% of Lizhan Textile indirectly through Resources.

Hongzhan

Hongzhan is our second main operating subsidiary and mainly engages in the manufacture and selling of our Colgre Products.

On December 8, 2009, Resources established a new wholly-owned subsidiary named Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, which is a wholly foreign owned enterprise in the PRC. On February 8, 2010, Resources entered into a share transfer agreement with an entity named Eminent Benefit Holdings Limited, or Eminent, which is wholly owned by Liwen Zhang, a key employee of ours since February 2010. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our Colgre Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan has been approved by the local SIPO.  Following the share transfer, Resources owns 87% of the outstanding shares of Hongzhan and Eminent owns the remaining 13%.

Our Shareholders

From the date of our inception until December 14, 2009, Mr. Liu, our chairman, owned all of the issued and outstanding ordinary shares of Lizhan.

On December 14, 2009, Mr. Liu transferred 1,562,500 ordinary shares of Lizhan to Infinite Harvest International Limited (“Infinite”), for no consideration. Infinite is a company formed under the laws of the BVI. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% of the outstanding shares of Infinite is held by two PRC residents that are unaffiliated with our company or any of our directors and officers. In addition, on December 14, 2009, Mr. Liu transferred 218,750 ordinary shares to Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares to Mr. Liu’s son, Liu Hai, for no consideration.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On January 12, 2010, Mr. Liu transferred 6,612,500 ordinary shares of Lizhan to Illigate, a BVI company wholly owned by Mr. Liu, for no consideration. In addition, in December 2009 and January 2010, Mr. Liu transferred an aggregate of 2,625,000 ordinary shares of Lizhan to unaffiliated third parties that reside in the PRC, Hong Kong and BVI for an aggregate purchase price of $4.2 million, which purchase price was paid in January 2009. These individuals, together with Liu Yang and Liu Hai, are collectively referred to as “other shareholders” in the organization chart on page 6 below.

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

Organizational Structure Chart

The following chart reflects our organizational structure as of September 30, 2011:

Capital Expenditures

We incurred capital expenditures of approximately $9.4 million, $16.6 million and $1.2 million for the years ended September 30, 2011, 2010 and 2009, respectively, primarily in connection with purchases of land use rights, property, plant and equipment and construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. These capital expenditures were financed by the cash flow generated by our operations and from bank financing. The capital expenditures incurred in the twelve months ended September 30, 2009 exclude machinery valued at $1,294,186 which we received pursuant to an asset transfer contract with one of our largest customers.

We believe that our capital expenditures in fiscal year 2012 will be incurred primarily in connection with improving our production lines for our Colgre Products. We expect to finance these capital expenditures by using short-term bank borrowings and bank facilities.

Registered office

The address of our registered office in the Cayman Islands is: Scotia Centre, 4th Floor, P.O. BOX 2804, George Town, Grand Cayman KY1-112, Cayman Islands. The telephone number of the registered office is (284) 494-4840.

4B.          Business Overview

Overview

We are principally engaged in the production and sale of synthetic leather from leather scrap products and other materials, such as chemical-based leather products. We are also involved in research and development related to the production of synthetic leather. We own an extensive range of finishing processes to manufacture synthetic leather and other fabrics. Recycled leather flocked products accounted for approximately 74.4% of our revenue in the twelve months ended September 30, 2011 and our Colgre Products accounted for approximately 0.5% of our revenue in the twelve months ended September 30, 2011.

We conduct all of our business activities through our operating subsidiaries, Lizhan Textile and Hongzhan. Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China.

Our products are used in various consumer applications, as we sell our products to furniture manufacturers, as well as fabric distributors. In fiscal years 2009, 2010 and 2011 we derived approximately 97%, 98% and 98.5% of our revenues from our customers in the furniture manufacturing industry. We sell domestically in China and export to the U.S. and other countries, including Nicaragua, Germany, Belgium, France and South Korea. During the twelve months ended September 30, 2011, 2010 and 2009, approximately 33.9%, 22.9%, 37.3% of our revenues, respectively, were generated from export sales. The solid reputation that we believe our management team has developed over the past eleven years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

Our primary raw materials are leather scrap, ultrasuede grey cloth, backing fabric, polyurethane and resin, which we acquire almost entirely from local suppliers. The manufacturing process of each of our products generally involves various steps, including stamping, polyurethane dry coating, embossing, printing, recycled leather powder electrostatic flocking and tufting.

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

Our Products

We currently manufacture and sell the following types of products:

•                     Synthetic leather fabrics, which consist of ultrasuede and recycled leather flocked fabric; and

•                     Microfiber towel fabrics; and

•                     Tufted fabrics

•                     Colgre Products

•                     Flocking powder, suede fabric, short hair velvet and beehive punched cotton.

The following table provides a breakdown of the revenues generated by each of our product types during the twelve months ended September 30, 2009, 2010 and 2011, respectively, expressed in U.S. dollars and as a percentage of total revenues:

	Year ended September 30,
	2011		2010		2009
	$	% of Total Revenue	$	% or Total Revenue	$	% or Total Revenue
Products:
Ultrasuede	6,636,292	18.3%	9,201,596	19.9%	8,616,807	39.9%
Recycled leather flocked fabric	27,065,457	74.4%	34,209,667	73.9%	11,740,691	54.3%
Microfiber towel	473,824	1.3%	558,408	1.2%	408,354	1.9%
Tufted fabrics	1,672,957	4.6%	1,692,669	3.7%	115,866	0.5%
Colgre Products	165,434	0.5%	N/A	N/A	N/A	N/A
Other fabrics	328,384	0.9%	658,885	1.3%	730,823	3.4%
Total	36,342,348	100.0%	46,321,225	100.0%	21,612,541	100%

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

•            Other fabrics, consist of flocking powder, suede fabric, short hair velvet and beehive punched cotton.

Ultrasuede Products

Ultrasuede Products are non-woven fabrics made from 100% polyester superfine fiber and polyurethane foamed materials. The product feels like natural deerskin.

Recycled Leather Flocked Fabric Products

Leather scrap, functioning as the reinforcing filler, is flocked into the polyurethane fabric to create this thermoplastic polymer composite. The resulting fabric has better tensile strength and the aesthetic appearance of genuine leather. The fabric is a higher margin product and is more environmentally friendly than other purely chemical-based products.

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

Microfiber Towel

Microfiber towel products consists of fine synthetic fibers that are woven into textiles whose texture and drape resemble that of natural fiber cloth materials. These products are more advantageous than natural fiber cloth materials because of their enhanced washability, breathability, and water repellency.

Colgre Products

Our Colgre Products were formerly known as Evergreen LZ Collagen Fiber Leather. For marketing purposes, in August, 2011,  management decided to change the name of the Evergreen LZ Collagen Fiber Leather Products to “Colgre Products.”

Colgre Products are manufactured by using a new leather processing technology which utilizes genuine leather and its scraps to generate a new class of imitation leather derived from natural fiber. The technology enables dissembling collagen fibers and recomposing or weaving the collagen fiber bundles according to the natural leather structure. These products are expected to be suitable for applications in furniture, shoes, eco-fashion apparel, radiation proof clothing and luggage and bags. We sell and expect to continue to sell these products to furniture manufacturers.

Compared to genuine leather, the reconstituted leather of the Colgre Products is produced according to industrialized specifications in thickness and size, and will therefore be homogenous and consistent in density. Thus, it has resulted in a much lower cut scrap rate than our other products. Produced from leather scrap, Colgre  Products are environmentally friendly.

Compared to chemical based synthetic leather,  Colgre Products do not contain any adhesive. Rather, its mechanical properties are derived from collagen fiber. We believe chemical processes of fiber separation are more prevalent in the industry’s research and development efforts and are inferior due to the negative environmental impact. In addition, compared to leather powder, leather fiber can form fabric which carries higher leather content and a closer look and feel to genuine leather in the subsequent step.

Colgre Products are resistant to fire, tearing and cracking, and have better vapor permeability and handling. Colgre Products are expected to be superior to synthetic leathers because synthetic leathers imitate the surface appearance of leather only, without achieving the leather quality. We believe that our process of collagen fiber extraction is innovative, as it involves a simple and environmentally clean physical process. Samples of our Colgre Products have been tested by Intertek Services, a global product testing, certification and inspection company. Our products passed various measures related to product safety and eco-friendliness.

In January 2011 we completed construction of the manufacturing facility for our Colgre Products. The construction of this facility was delayed due to technical adjustments that needed to be made to certain equipment used in the production of the Colgre Products, which we purchased from a U.S. vendor. The equipment we purchased did not produce products with the appropriate quality or sufficient quantity of products. We are in the process of improving the production line and specifically, we are making changes to the equipment. We believe that once we make the necessary improvements, we will be able to increase production capacity and provide quality Colgre Products to our customers.

In June 2011, we launched the first production line for our Colgre Products. At the time of our Initial Public Offering in 2010, we planned to launch pilot production of the first Colgre Product production line in November 2010 and to generate cash flows from these new products in December 2010. In addition, we anticipated launching pilot production of the second line in January 2011 and to launch large scale production of this line in February 2011. We also anticipated beginning  installation of production lines 3 and 4 in fiscal year 2011. At that point, we believed that our aggregate production capacity would be 5,000 meters per day of Colgre Products. As of September 30, 2011, we did not meet our previous goals for production capacity and we only achieved production capacity of approximately 1,000 meters of fabric per day. As of September 30, 2011, we shipped approximately 15,000 meters of Colgre Products to one of our customers. Due to a failure in the equipment, as discussed above, we were not able to meet our previous goals of production capacity.

We are currently working to improve the equipment by making modifications and adjustments so that we can achieve maximum production capacity of 5,000 meters per day. We expect to achieve production capacity of 5,000 meters of fabric per day once we are able to make the appropriate technical adjustments and modifications to the equipment. In addition, we expect that the improvements will cost approximately $500,000. As of September 30, 2011, we had production capacity of 1,000 meters per day and we shipped approximately 15,000 meters of Colgre Products. We currently have increased production capacity to 3,000 meters per day.

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

Our Raw Materials and Supply

Raw Materials

Our raw materials consist primarily of leather scrap and chemical fiber based materials, including ultrasuede grey cloth, polyurethene and resin.

Leather scrap

For the production of recycled leather flocked fabric, we mainly source the leather scrap formed after the tanning processing and prior to the coating process from leather manufacturers. For the production of the Colgre Products, technically, we may use any form of leather scrap sourced from either leather or leather goods manufacturers.

The leather scrap which we recycle comes from a variety of sources, and our suppliers include individuals and private enterprises in the PRC engaged in the business of collecting leather scrap and manufacturers of leather and leather products.

Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province. Consequently, leather scrap is readily available to us in large supplies. Leather manufacturers prefer to recycle, rather than dispose of, their leather scrap because recycling is more environmentally friendly and less costly to leather manufacturers.

Manufacturing synthetic and imitation leather products from leather scrap is a relatively new development in our industry. In fiscal year 2009, we began manufacturing our recycled leather flocked fabric products. The Colgre Products that we produce are manufactured from collagen fibers extracted from leather scrap. Both recycled flocked leather products and our Colgre Products are made from leather scrap, however, the manufacturing processes are different. The main difference between the recycled flocked leather products and our Colgre Products is that the Colgre Products look and feel more like genuine leather. Other products that we produce, including ultrasuede and other fabric products, are purely synthetic and are not produced from leather scrap.

The quality of products manufactured from leather scrap is higher than pure chemical fabrics. Consequently, consumers are willing to pay more for these products, resulting in higher margins. In addition, the costs associated with the manufacture of products manufactured from leather scrap is significantly lower than the costs associated with the manufacture of genuine leather products. Furthermore, these products are considered more environmentally friendly because they are manufactured from recycled leather scrap.

Our Supply Sources

Our business depends on obtaining a reliable supply of the raw materials described above. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. We purchased almost all of our raw materials from Chinese suppliers in the years ended September 30, 2010 and 2011, respectively. Other than resin, which we procure from third party distributors, we generally procure our raw materials directly from chemical or fabric manufacturers.

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

During the fiscal years ended September 30, 2010 and 2011, payments made to our five largest suppliers accounted for 41.8% and 57.2% of our total cost of supplies, respectively, and our single largest supplier accounted for 12.5%  and 15.1% of our total cost of supplies, respectively.

Our major suppliers for the year ended September 30, 2011 included the following:

Name of Supplier	Total purchases	Percent of cost of supplies
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd.	$4,461,567	15.1%
Zhejiang shenbang Latex Co Ltd.	4,338,699	14.7%
Wanha changzhou New materials Co Ltd.	2,834,611	9.6%
Linbo guangxong Cloth Co Ltd.	2,648,776	9.0%
Haining Hongfeng Warp Knitting Co., Ltd	2,606,971	8.8%

Our major suppliers for the year ended September 30, 2010 included the following:

Name of Supplier	Total purchases	Percent of cost of supplies
Zhejiang Huifeng Weaving Co Ltd.	$4,367,796	12.5%
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd.	4,283,958	12.2%
Kunshan Xiexing Textile Co. Ltd.	2,463,766	7.0%
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd.	2,173,431	6.2%
Ningbo Guanxiong Fabric Co Ltd.	1,355,840	3.9%

Manufacturing

We currently manufacture all of our products in our original facility, except that our Colgre Products are manufactured in our second facility, which was built in January 2011. Both facilities are located in Tongxiang County, Zhejiang Province, China.

Production Process

The manufacturing process of each of our products generally involves various steps, including:

•             Stamping, which is the process through which images are transferred to the fabric by means of a chemically treated transfer paper, combined with heat and pressure. Stamping is a more environmental friendly process than conventional printing.

•             Polyurethane dry coating, which is the process through which images are coated onto the release paper by using non-water-soluble resin before being transferred to the fabric.

•             Embossing, which is the process through which a design is heat-pressed onto the surface of the fabric to create a series of raised marks.

•             Printing, which is the process that dyes the fabric with the engraved roller being pressed onto the fabric.

•             Recycled leather powder electrostatic flocking. In this process, the embedded materials of leather powder flock, which is a powder that is produced from leather scrap, are applied to the backing fabric as an adhesive layer.

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

The manufacturing process of our Colgre Products involves various steps, including the formation of collagen fiber from leather scrap and the construction of the fiber into web in order to form the fabric. Genuine leather and its scraps are utilized as Colgre Product’s raw materials to generate collagen fiber which is long enough to be spun and woven. The technology enables the dissembling of collagen fibers and recomposing or weaving the collagen fiber bundles according to the natural leather structure. The composition of the product is 100% genuine leather fiber and it is the same as genuine ecological leather in terms of the composition and structure. The utilization rate for our Colgre Products is far beyond that of genuine leather.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process. Since September 2011, our facility has maintained the following certifications:

•             ISO9001:2008 certification in quality management systems granted by the China Quality Mark Certification Group, a comprehensive certification and training body providing certification, training and other conformity assessment; and

•             ISO14001:2004 certification in environmental management granted by the International Certification Network (IQNet and CQM), an organization dedicated to the creation of standards and offers certification services around the world, with respect to the design and production of synthetic sofa fabrics, genuine flocked leather and stamping fabrics and the production of tufted fabrics, as well as related management activities.

We have also been certified by the International Organization of Standardization. In addition, we set our own production standards based on certain international industry standards, including the American Four-Point Standards, and the National Light Diesel Standard. In addition, we strictly comply with various PRC national quality standards with respect to the manufacture of furniture leather, polyurethane dry coating process for artificial leather, and the national general safety technical code for textile products, all of which have been established by the General Administration of Quality Supervision, Inspection and Quarantine of China.

Facilities - Original Products and Colgre Products

The following table provides information about (1) the construction and production capacity in our original factory, in which we manufacture all of our products, except for our Colgre Products, and (2) the construction and production capacity of our Colgre Products factory, in which we manufacture all of our Colgre products:

	Original Facility	Colgre Production Facility(2):	Combined
Location	Tongxiang, Zhejiang	Tongxiang, Zhejiang	—
Product Type	Existing Products	Colgre Products	—
Construction began	December 2005	January 2010	—
Construction completed	July 2007	January 2011	—
Production began	November 2007	July 2011	—
Capacity / Expected Capacity at)(1):
September 30, 2009 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2010 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2011 (actual) (Meters)	12,000,000	15,000	12,015,000
September 30, 2012 (expected) (Meters)	15,000,000	(5)
Manufacturing Space (Sq M)(3)	30,000	30,000	60,000
Site Area (Sq M)(4)	26,290	17,200	43,490

(1)     Capacity refers to the maximum annual amount that we can concurrently produce with respect to our key production processes when we operate at full production and our standard fabric products are generally at the width of 140cm.

(2)     The first Colgre Product production line currently has production capacity of 3,000 meters per day. As of September 30, 2011, our Colgre Product Production line had production capacity of approximately 1,000 meters per day and approximately 25,000 meters were produced at year end, 15,000 meters of which were shipped to customers for the year ended September 30, 2011.

(3)     Manufacturing space refers to the number of square meters of floor space, including floor space on multiple stories, that we use to manufacture our products.

(4)     Site area refers to the number of square meters of land on which the facility is located.

(5)     Our expected production capacity for our Colgre Products will depend on whether the improvements we make to the production line function properly and produce the desired quality and quantity of Colgre Products. Currently we have production capacity of 3,000 meters of Colgre Products per day, which is an improvement as of September 30, 2011. Assuming improvements are made properly, we hope to have production capacity of 5,000 meters per day.

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

In June 2008, one of our largest customers provided us with tufting equipment valued at approximately $1.3 million in exchange for a two-year supply agreement for our products. Pursuant to this agreement, we agreed not to sell tufted fabrics to any other customers in the U.S. until March 2011. After March 2011, we are permitted to sell tufted fabrics to other customers in the U.S.

Our Customers

We sell domestically in China, generally to furniture manufacturers and we export to distributors and manufacturers in the U.S. and other foreign countries, such as Italy, the Netherlands and Russia. Our products are sold directly or indirectly to furniture manufacturers and fabric distributors. Due to our decreased production capacity for Colgre Products for the year ended September 30, 2011, we could not provide other customers, such as garment and auto upholstery manufacturers with our Colgre Products. Once we improve production capacity for our Colgre Products, we hope to penetrate the apparel and auto upholstery industry, particularly manufacturers of hand bags and luggage. Approximately 33.9% of the revenues that we generated in fiscal year 2011 were generated by sales to distributors, or resellers, located outside of China that sell our products to fabric manufacturers and the remaining 66.1% were generated by sales to manufacturers and resellers located in China. Some of our domestic customers manufacture furniture or upholstery fabric in China and then export their products to the U.S. and other international markets.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the year ended September 30,
	2011	2010
Domestic Chinese customers	66.1%	77.1%
Export customers	33.9%	22.9%

According to a 2009 report issued by the China Investment Consulting Company (the “OCN Report”), in recent years, production of synthetic leather fabric, microfiber and tufted fabric products in the U.S. and other developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. In an attempt to take advantage of this trend, we have broadened our customer base over time, both in the PRC, and, more notably, in the international markets.

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

During the fiscal years ended September 30, 2010 and 2011, sales made to our five largest customers accounted for 79.1% and 70.4% of our total sales, respectively, and our three largest customers accounted for 30.4%, 17.3% and 15.6% of our total sales during fiscal year 2010, respectively, and our two largest customers accounted for 38.6% and 12.5% of our total sales during fiscal year 2011, respectively.

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

We have an internal sales team of 20 employees located in our Tongxiang facility. Our sales personnel regularly contact our customers and visit them in person to obtain feedback on our products, to gather additional relevant market information and to build long-term relationships with our existing customers.

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

Research and Development Activities

We have 15 full-time professionals in our research and development division that have developed innovative technology that is instrumental in controlling our production costs, increasing our operational efficiency and enhancing our ability to develop eco-friendly production processes. Our combination proprietary production technology enables us to use lower-cost materials, including leather scrap, in place of the higher-value and non-recyclable chemical fiber based materials.

One of our key employees, Mr. Liwen Zhang, who is also a minority shareholder of our Hongzhan operating subsidiary, is the original owner of four Chinese patents, seventeen international patents and eight international patent applications related to technologies utilized in the manufacture of our Colgre Products. Three of the Chinese patents have been transferred to us and the remaining patents and patent applications, all of which are related to the technologies that are critical to the production of the Colgre Products, have been licensed to us for our exclusive use until 2024. Mr. Zhang has managed the research and development process on these patents and related production technologies since 2003. Mr. Zhang and four other researchers joined our company in February 2010.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are currently developing nylon taffeta, a new polyurethene leather material that is used for apparel manufacturing purposes.

We will focus our research and development efforts primarily on our Colgre Products going forward. In 2010, we entered into a three-year joint research and development agreement with Sichuang University in China, under which we will establish a genuine leather fiber research lab to focus on developing the applications and products for our Colgre Products and nylon taffeta. All research results that are jointly developed pursuant to this relationship will belong to both parties. We will have the exclusive right to produce, sell and export products based on these results. However, we will be obligated to pay a percentage of any sales of any of these products to Sichuang University.

Intellectual Property

General

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather scrap to produce eco green fabrics which are more similar to genuine  leather in quality than our existing products. We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

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

Patents — Ownership Rights

Patents Relating to Our Original Product Line

As described in the chart below, we currently own a total of nine patents relating to our original products, which include five “Design” patents and four “New Utility Model” patents. We acquired these nine patents and one additional pending “Invention” patent application from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer.

Actual examination times for design patent applications in China vary, but examinations of patents similar to those currently under examination have taken approximately one year. The following table describes the patents and patent applications relating to our existing products:

	Description	Type	Registration	Grant Date	Expiration Date
1	Fabric	Design	ZL 2006 3 0105432.5	2007.2.7	2016.3.9
2	Fabric	Design	ZL 2006 3 0105433.X	2007.2.7	2016.3.9
3	Fabric	Design	ZL 2006 3 0105434.4	2007.2.7	2016.3.9
4	Fabric	Design	ZL 2006 3 0105435.9	2007.2.7	2016.3.9
5	Fabric	Design	ZL 2006 3 0105436.3	2007.2.7	2016.3.9
6	Fabric	New Utility Model	ZL 2009 2 0116292.X	2010.1.13	2019.3.24
7	Ultrasoft * fabric	New Utility Model	ZL200820162614.X	2009.5.20	2018.8.7
8	Synthetic leather with leather fiber	New Utility Model	ZL200920116291.5	2010.3.31	2019.3.24
9	Collagen Fiber synthetic leather	New Utility Model	ZL201020268688.9	2011.4.06	2021.4.6

	Patents Under Application	Type	Application Number	Application Date	Grant Date
1	Recycled leather powder electrostatic flocking and the process thereof	Invention	2008100634571	2008.8.7	Not yet granted

Patents Relating to Colgre Products

In February 2010, we acquired a five-person research and development team led by Liwen Zhang, as well as ownership rights to two Chinese “Invention” patents, and one patent application for “spun lace,” which had been granted to Liwen Zhang, relating to our Colgre Products (the “Licensed Patents”).  The patent application for “spun lace,” however, has been withdrawn by Mr. Zhang and the recycled leather and composition process method has replaced and improved the prior spun lace application.

	Description	Type	Registration	Grant Date	Expiration Date
1	A Liquid Opener	Invention	200610035347.5	2007.10.31	2026.4.30
2	Collagen Fiber Synthetic Leather Substrate and process thereof	Invention	200410097268.8	2006.5.31	2024.11.20

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Colgre Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the U.S. The Licensed Patents have been licensed to us exclusively until 2024.

The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather, which is the most essential front-end manufacturing process in the production of our Colgre Products. We believe that the patents that we own and the Licensed Patents differentiate our Colgre Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

In September 2010 we submitted an application to obtain an “Invention” patent in the PRC (as described in the below chart) pursuant to the Patent Cooperation Treaty, related to the process of our Colgre Products. We expect that the patent will be granted sometime in 2012.

	Patents Under Application	Type	Application Number	Application Date	Grant Date
1	Recycled leather and the composition process method thereof	Invention	PCT/CN2010/077501	2010.9.30	Not yet granted

Trademarks

We currently use the registered trademark “Illigate”.

We have been granted the trademark “Evergreen LZ” and we are in the process of obtaining a trademark for “Colgre.”

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

•             Technology.  Manufacturers must have the ability to install eco-friendly technology that allows them to produce their fabrics from low-cost raw materials such as leather scrap.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance, including pension insurance, unemployment insurance, work related injury insurance, maternity insurance and medical insurance to approximately 32% of our employees, in accordance with PRC regulations. We also maintain insurance for our plants, machinery, equipment, inventories and motor vehicles. However, we do not maintain product liability insurance for our products.

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

The Chinese authorities have recently mandated a significant reduction of energy usage in an effort to meet the targets for energy consumption and emissions set by the 12th Five Year Plan, which plan concludes on December 31, 2015. As a result, we were informed by local government officials in July 2011 that we would be restricted from using electrical power in our original facility for approximately 36 days from July to September, although our Colgre Product facility was unaffected because it had been designated as a priority project by the local government. In response to this policy, we obtained three power generators to provide us with the energy needed to run our original facility when electrical power is restricted. If the power generators are unable to generate sufficient energy for our facility when electrical power is restricted, the results of our operations would be affected during that time. In addition, the Tongxiang Environmental Thermoelectricity Co., Ltd. in Tongxiang City completely shut down its steam production from January 20, 2011 to February 12, 2011 to complete maintenance of its equipment. This mandatory maintenance occurs every three or four years at the local government’s discretion. Steam production has returned to normal. Tongxiang Environmental Thermoelectricity Co., Ltd completed its repairs on February 13, 2011. Additional energy use restrictions could be imposed in the future. Additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

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

To date, the required filings pursuant to SAFE Rules are underway for our shareholders of Lizhan. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. It is our understanding that these shareholders are in the process of making the required filings. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance.

Pursuant to the Labor Law and its implementation rules, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages caused by defects attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

4C.          Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D.          Property, Plants and Equipment

Lizhan Textile: Lizhan Textile owns 3 factory buildings with a total area of 18,967 square meters; 1 office building with a total area of 2,568 square meters; 1 staff dormitory and canteen building of 4,632 square meters. The above-mentioned properties were put into service in 2007. The comprehensive design production capacity of the existing production lines for Lizhan Textile is 15 million meters per year (which is the production line for our original products). Our annual production output has reached 12 million meters, or 77.6% of the production capacity for the year ended September 30, 2011. Our production capacity could be increased to 17 million meters to meet market demands under current conditions without additional capital investment and without extending the working hours of the equipment.

Hongzhan: For the production of our Colgre Products, Hongzhan has 3 factory buildings with a total area of 30,000 square meters. We have experienced technical difficulties with the equipment used to produce our Colgre Products in our newly constructed factory. We will require approximately $500,000 to improve the equipment for production line one so that the machinery and production will function at full capacity. We intend to finance the improvements through our use of short-term and long-term borrowings. As of September 30, 2011, we spent $20.1 million on construction of manufacturing facility, land and the installation and equipments for the first and part of the second production line and we had production capacity of approximately 1,000 meters a day for Colgre Products. We currently have production capacity of approximately 3,000 meters per day of Colgre Products and we expect to produce 5,000 meters per day once we invest the capital and improve the equipment for production line one. In addition, Hongzhan leases a facility which has a total area of 32,301 square meters, including 10,800 square meters for the buildings located at the facility, which are used for administrative offices and accommodations.

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

5A.          Operating Results

Overview

General

Lizhan is an innovative green materials manufacturer that designs high quality recycled leather and synthetic leather in China. Our products are utilized worldwide in the furniture manufacturing industry. Lizhan owns and exclusively licenses a broad range of patents for its recycled leather products and its other synthetic leather products. Our Colgre Products have been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom.  Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are flocked with recycled genuine leather scrap. Recycled leather flocked fabric products accounted for approximately 74.4% of our revenue for the year ended September 30, 2011.

Our business depends on obtaining a reliable supply of various raw materials, including leather scrap, ultrasuede grey cloth, polyurethane, backing fabric, and resin. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. To minimize purchasing costs, we use fewer than five primary suppliers for each of our raw materials. However, as we expand our operations and require greater supplies of leather scrap products, we may not be able to procure a sufficient supply of these materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Our products are used in various consumer applications, as we sell our products to furniture manufacturers, as well as fabric distributors. We sell domestically in China and export to the U.S. and other countries, including Italy, the Netherlands and Russia. During the twelve months ended September 2011 and 2010, approximately 33.9% and 22.9% of our revenues, respectively, were generated from export sales. The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

According to the OCN Report, in recent years, production of synthetic fabric in developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. Our strategy is to take advantage of this trend and to sell our products to more international customers. For example, although our sales to domestic customers decreased, our sales to international customers increased from 2010 to 2011. Sales to domestic PRC customers decreased by approximately 32.8% from $35.7 million to $24 million during the years ended September 30, 2010 and 2011, respectively, and sales to international customers increased by 16.0% from $10.6 million to $12.3 million, during the years ended September 30, 2010 and 2011.

We expect that once we improve the production process for our Colgre Products, the success and development of such products will have a positive impact on the environment and on our results of operations.  It is important that we focus our attention and invest capital to improve the Colgre Product production line. The technology used in producing our Colgre Products is beneficial to the environment. For example, the production of leather produces large amounts of solid waste, otherwise known as leather scraps. Leather scraps contain heavy metals which pollute the environment. The Colgre Product technology provides for an environmentally safe way to dispose of leather scraps in that the leather scraps are used to produce the Colgre Products. In addition, we expect that our Colgre Products will contribute to the conservation of resources in the world because collagen fiber (the raw material used in the production process) is the best natural spinnable form of fiber. Collagen fiber is also a cheaper raw material than other raw materials used for producing leather products. The recycling of leather scraps can replace part of the cotton and man-made chemical fibers, reduce the use of cotton cultivation, and thereby reduce the development and utilization of natural resources. Lastly, we expect that once the production lines are improved and working at full capacity, the Colgre Products will be manufactured more efficiently than genuine leather.

Important Factors Affecting our Results of Operations

We believe that the significant factors that affect our financial condition and results of operations are as follows:

•         Expansion of our production capacity and increase of production volume. Our revenues largely depend on our production capacity and production volume. The operations at our original facility commenced in November 2007 and expanded over time. As of September 30, 2011, our original facility had the design capacity to produce 15  million meters of fabrics annually. We produced and sold approximately 14.0 million meters  and 12.0  million meters of fabric during the twelve months ended September 30, 2010 and 2011, respectively. Our revenues and net income decreased during the past period attributable to a decrease in sales and an increase in operational costs. Specifically, we generated revenues of $46.3 million and $36.3 million, and generated net income of $8.2 million and $1.6 million during the twelve months ended September 30, 2010 and 2011, respectively. During fiscal year 2011, we completed the construction of our Colgre Products facility and  we completed installation of several pieces of equipment for our first production line of the Colgre Products manufacturing line.

•         Demand for our original products. In fiscal year 2009, we launched the production and sales of our recycled leather flocked fabric products which are flocked with leather scrap. We have seen a rapid increase in the demand of this product from our customers, and anticipate that this product will continue expanding and account for an increasingly significant percentage of our total revenues in fiscal year 2011. During the year ended September 30, 2010 and the year ended September 30, 2011, this product accounted for 73.9% and 74.4% of total revenue, respectively. In addition, as we have gotten more experienced in the production and sales of this product, our gross margin has increased as a result of higher average selling price and better production yield. During the year ended September 30, 2010 and the year ended September 30, 2011, our gross margin for this product was 28.1% and 19.1%, respectively.

•    Product mix and effect on gross margin. Our gross margin in any given period will be directly impacted by our product mix. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from purely chemical-based products, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are flocked with recycled genuine leather. We manufacture products based on customer orders. Orders may have unique specifications and may vary on selling prices, production costs and gross margins. Our selling price and gross margin may decline if our competitors lower their prices and we respond by reducing prices to compete more effectively. Alternatively, we may increase our selling price and gross margin when we introduce new or enhanced products or when there are products which few manufacturers can produce. As a result, new products, such as recycled leather flocked material, generally generate higher selling prices and profit margins. Mature products such as ultrasuede generate lower selling prices and gross margins. Our increased revenue exposure from new products will lead to higher overall gross margin. During the years ended September 30, 2010 and 2011, our gross margin was 24.3% and 18.5%, respectively. The gross margin decreased during fiscal 2011 mainly as a result of increased product mix and rising costs for raw materials, labor and energy, partially offset by sales price increases.

•         Raw materials prices. Raw material is the most important aspect of our production cost. During fiscal years 2010 and 2011, direct material costs accounted for approximately 91% and 87.6% of our total cost of sales, respectively. As a result, price fluctuations in raw materials impact our gross profits and results of operations. Our production requires substantial quantities of various raw materials. The market for certain of our principal raw materials, in particular polyurethane base and microfiber cloth, may fluctuate over time based on market conditions. For instance, the cost of our raw materials increased significantly during the year ended September 30, 2011 and this trend may continue in the near future unless the PRC government is successful in implementing measures to slow recent increases in inflation. In addition, we outsource when we foresee capacity constraint or on certain processes which are required by the customers that we don’t yet handle in-house. Our material costs increase as we increase the level of outsourcing. During a period of volatile material costs, it is industry practice for manufacturers to place advanced orders with a committed quantity and price to ensure an ample supply of raw materials within an expected pricing range, and to pass onto customers a portion of the cost fluctuations, which practice we have adopted. We account for inventory for raw materials at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. However, because we keep inventory on hand for relatively short periods of time, we believe that differences between cost and market are not significant.

•         Adequate supply of raw materials. Many of our current suppliers have longstanding relationships with us. These long-standing supplier relationships provide us with a competitive advantage in China. Many of our current suppliers are located in Zhejiang Province, PRC, in close proximity to our facilities. We also purchase leather scrap, which is a lower cost material, in bulk quantities from leather manufacturers. To date, we have been able to obtain these products in sufficient amounts and at competitive prices. During the year ended September 30, 2011, we procured raw materials from over 100 suppliers overall. During the year ended September 30, 2011, our largest supplier accounted for 15.1 % of our total cost of sales, and our top five largest suppliers accounted for 57% of our total cost of sales, collectively.

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

Taxation

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax, and any dividend payments we may make are not subject to any withholding. Under the prevailing laws of Hong Kong, there is no witholding tax on capital gains and dividend payments by our Hong Kong subsidiary. Hong Kong profits tax will only apply if our Hong Kong subsidiary carries on business in Hong Kong and derives a Hong Kong sourced profit from such business. Our operating subsidiaries in the PRC are subject to the PRC enterprise income tax, or EIT. Each of our operating subsidiaries files its own separate tax return on a calendar year basis.

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

Foreign Currency Translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB and Hong Kong dollars. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	For the Year Ended September 30,
	2011		2010
	U.S.D	% of Revenue	U.S.D.	% of Revenue
	(Audited)

Net Sales	$ 36,342,348	100%	$ 46,321,225	100.0%
Cost of Sales	(29,614,533)	(81.5%)	(35,042,898)	(75.7%)
Gross profit	6,727,815	18.5%	11,278,327	24.3%
General and administrative expenses	(4,486,643)	(12.3%)	(2,110,506)	(4.6%)
Research and development expenses	(92,522)	(0.3%)	(136,398)	(0.3%)
Selling and marketing expenses	(845,221)	(2.3%)	(634,544)	(1.4%)
Operating Income	1,303,429	3.6%	8,396,879	18.1%
Other income/(expenses), net	533,511	1.5%	673,350	1.5%
Income before taxes	1,836,940	5.1%	9,070,229	19.6%
Income tax expense	(405,755)	(1.1%)	(912,249)	(2.0%)
Net income	1,431,185	3.9%	8,157,980	17.6%
Net loss attributable to non-controlling interest	202,260	0.6%	28,127	—
Net income attributable to the Company	1,633,445	4.5%	8,186,107	17.7%
Foreign currency translation adjustment	1,189,858	3.3%	424,403	0.9%
Foreign currency translation adjustment attributable to non-controlling interest	(24,953)	(0.1%)	(1,906)	—
Comprehensive income	$2,798,350	7.7%	$8,608,604	18.6%

Comparison of Year Ended September 30, 2011 and September 30, 2010

Net Sales. We generate revenues from sales of our synthetic leather and other fabrics. During the year ended September 30, 2011, we had revenues of approximately $36.3 million as compared to revenues of approximately $46.3 million during year ended September 30, 2010, a decrease of approximately $10.0 million, or 21.6%. Sales in fiscal year 2011 were negatively impacted by decreased customer orders by domestic and international customers and tighter credit markets. We produced and sold 14.0 million meters and 12.0 million meters of fabrics during the years ended September 30, 2010 and 2011, respectively.

The following table provides a breakdown of revenues of each of our product types during the years September 30, 2011, 2010 and 2009:

	Year ended September 30,
	2011		2010		2009
	$	% of Total Revenue	$	% or Total Revenue	$	% or Total Revenue
Products:
Ultrasuede	6,636,292	18.3%	9,201,596	19.9%	8,616,807	39.9%
Recycled leather flocked fabric	27,065,457	74.4%	34,209,667	73.9%	11,740,691	54.3%
Microfiber towel	473,824	1.3%	558,408	1.2%	408,354	1.9%
Tufted fabrics	1,672,957	4.6%	1,692,669	3.7%	115,866	0.5%
Colgre Products	165,434	0.5%	N/A	N/A	N/A	N/A
Other fabrics	328,384	0.9%	658,885	1.3%	730,823	3.4%
Total	36,342,348	100.0%	46,321,225	100.0%	21,612,541	100%

We generated revenues of approximately $27.1 million from sales of our recycled leather flocked fabric products in the year ended September 30, 2011, the production of which we launched during the fiscal year ended September 30, 2009. This product is flocked with genuine leather and the quality of these products is better than purely chemical-based synthetic products. As a result, the price that customers are willing to pay for this product is higher, resulting in higher revenues and gross margins. In addition, the production of these products is more environmentally friendly than the production of products made from non-recycled raw materials.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the year ended September 30,
	2011		2010		Growth from the same period last year
	$	% of Revenue	$	% of Revenue	$	%
Customer
Domestic Chinese customers	24,015,948	66.1%	35,720,935	77.1%	(11,704,987)	(32.8%)
Export customers	12,326,400	33.9%	10,600,290	22.9%	1,726,110	16.3%

During the year ended September 30, 2011, our domestic customer base decreased and our international customer base remained the same. We had 27 international customers and 125 domestic customers as of September 30, 2011 and 27 international and 189 domestic customers as of the year ended September 30, 2010.

While sales to domestic PRC customers decreased by approximately 32.8% during the year ended September 30, 2011, sales to international customers increased by approximately 16.3% during the year ended September 30, 2011.

Comparison of Year Ended September 30, 2011 to September 30, 2010

Cost of Sales. Cost of sales were approximately $29.6 million during the year ended September 30, 2011, as compared to approximately $35.0 million during the year ended September 30, 2010, representing a decrease of 15.4% or approximately $5.4 million. This decrease resulted from a reduction in customer orders and the impact of the global financial crisis. In addition, our depreciation expenses for our plants and machinery slightly increased to approximately $0.8 million in the year ended September 30, 2011 from approximately $0.7 million in the year ended September 30, 2010. As a percentage of net revenues, cost of revenue increased from 75.7% to 81.5% during the year ended September 30, 2011.

Gross Profit and Gross Margin. Our gross profit decreased 39.8% to approximately $6.8 million during the year ended September 30, 2011, from approximately $11.3 million for the same period in 2010. For the years ended September 30, 2011 and 2010, our gross margin was 18.5% and 24.3% respectively. The decline was primarily a result of adjustment of product mix and rising cost of raw materials, labor and energy costs which more than offset pricing adjustments. In addition, the sales price of the recycled leather flocked material has increased. However, during the third and fourth quarters, we experienced an increase in the costs of producing these materials as a result of increased prices for raw materials.

General and Administrative Expenses. General and administrative expenses totaled approximately $4.5 million for the year ended September 30, 2011, as compared to approximately $2.1 million for the year ended September 30, 2010, representing an increase of 114.3%. This increase was primarily attributable to expenses incurred in connection with operating as a public company and expenses in connection with the cost of establishing our operating subsidiary, Hongzhan. In addition to the increased payment of salaries and related expenses to our employees as a result of inflation adjustment.

Research and Development Expenses. Research and development expenses totaled $92,522  for the year ended September 30, 2011, as compared to $136,398 for year ended September 30, 2010, a decrease of 32.2%. This decrease was attributable to the expense of our Colgre Products included in the cost of goods.

Selling and Marketing Expenses. Selling and marketing expenses totaled $845,221 for the year ended September 30, 2011, as compared to $634,544 for the year ended September 30, 2010, an increase of 33.2%. This increase was attributable primarily to increased marketing and promotion activities, staffing costs and other costs relating to selling and marketing activities.

Operating Income. As a result of the foregoing, operating income for the year ended September 30, 2011 was approximately $1.3 million, a decrease of 85% as compared to approximately $8.4 million for the same period in 2010.

Other Income (expenses), net. Our other income (expenses), net for the year ended September 30, 2011 totaled $533,511, compared to other income of $673,350 for the previous year. Our other income and expenses for the year ended September 30, 2011 comprise revenue of $112,923 from an exclusive distribution rights arrangement with one of our largest customers, government grants of $1.1 million which were awarded to us by the local PRC government as an incentive to increase our Colgre Products , scrap sales of $7,118, other miscellaneous income of $9,785, the exchange loss of $156,543, interest income of $14,572 and interest expenses of $411,920 and other expenses of $174,007. Other income (expenses), net for the year ended September 30, 2010 comprise revenue of $649,484 from an exclusive distribution rights arrangement with one of our largest customers, government grants of $440,826 which were awarded to us by the local PRC government as an incentive to increase our exports, scrap sales of $14,034, other miscellaneous income of $35,101, exchange loss of $49,788, interest income of $26,721, interest expense of $300,609 and other expenses of $142,419.

Provision for Income Taxes. We incurred income tax expenses of $405,755 and $912,249 in fiscal years ended September 30, 2011 and 2010, respectively. Beginning in calendar year 2010, Lizhan Textile became subject to an income tax rate of 12.5%.

Net Income. As a result of the foregoing, our net income totaled approximately $1.6 million for the year ended September 30, 2011, as compared to approximately $8.2 million for the year ended September 30, 2010, a decrease of 80.5%.

Comparison of Year Ended September 30, 2010, and September 30, 2009

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

5.B.         Liquidity and Capital Resources

General

Our primary capital needs have been, and we expect will continue to be, to fund the working capital requirements necessitated by our sales growth, including purchasing raw materials from suppliers, adding new products and increasing our Colgre Products production capacity. Our primary sources of financing have been cash generated from bank loans and bank acceptance notes from banks in China, proceeds from bank acceptance notes. We expect to continue to finance our operations and working capital needs in 2012 from these sources.

We had a working capital deficiency of approximately $6.3 million and $8.2 million at September 30, 2011 and 2010, respectively. We used approximatelly $8.6 million of cash for operations at September 30, 2011. Our activities have been primarily financed through bank loans. We intend to raise additional capital through bank loans to fund our operations. However, we do not have any formal commitments or arrangements to advance or loan funds. There is no legal obligation for either management or significant stockholders to provide additional future funding. There is no assurance that we will be able borrow additional funds and or raise any equity.

 As of September 30, 2011 we spent $20.1 million on the construction of our colgre manufacturing facility, land and the installation and equipment for the first and part of the second production line of our Colgre Products. The cost of improving production line one so that it will work at full capacity is expected to be approximately $500,000. We intend to use cash generated from operations and additional financing to meet this capital requirement.

As of September 30, 2011, we repaid our short-term loans in the aggregate amount of approximately $22.0 million. Our short-term loans as of September 30, 2011 amounted to approximately $21.0 million in the aggregate and long-term loans currently amounted to $3.7 million in the aggregate.

We believe that term loans enhance our working capital position in the near future and will give us greater flexibility in managing the growth of our company, including investment in our production lines for our Colgre Product. We anticipate repaying our newly obtained long-term loans by using cash generated from our operations.

As discussed above, we have a working capital deficiency and we used approximately $8.6 million of cash for operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are more fully described in Note 2 in the Consolidated Financial Statements.

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

Cash and Restricted Cash

The following table sets forth a summary of cash and restricted cash at the end of the periods indicated:

	September 30,
	2011	2010
	(Audited)	(Audited)
Cash	$1,231,233	$2,597,366
Restricted cash	$1,285,671	$1,072,416

Restricted cash represents bank deposits held as collateral for bank acceptance notes, and will be released at the expiration date of the bank acceptance notes. The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes, which are generally at a lower rate than the banks’ interest rate. As security for the bank acceptance notes, we have been required to place deposits equal to 50% of the note amounts with the banks and other pledge and guarantee.

Restricted cash fluctuated during these periods in proportion to the balance of the bank acceptance notes.

Cash Flow

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended September 30,
	2011	2010
	(Audited)	(Audited)
Net cash (used in) /provided by operating activities	($8,640,035)	$7,558,641
Net cash used in investing activities	(9,547,500)	(15,737,840)
Net cash provided by financing activities	16,597,005	9,922,302

Operating Activities

Net cash used in and provided by operating activities were approximately $8.6 million and $7.6 million for the years ended September 30, 2011 and 2010, respectively. We experienced a substantial decrease in net income, from $1.6 million in the year ended September 30, 2011 compared to $8.2 million in the year ended September 30, 2010. There were significant increases in inventory, income tax and value added tax and, in addition, our security deposit and prepaid rent for Hongzhan’s plant contributed to the decreases in net cash provided by operating activities.

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

Our accounts receivable balances as of September 30, 2010 and 2011 were $7.3 million and $6.3 million, respectively. The accounts receivable turnover days, which we define as our average receivable balances during the period divided by sales and multiplied by the number of days in the period, were 46 days and 68 days, respectively, in fiscal years 2010 and 2011. Average accounts receivable days increased because longer collection time due to tighten credit markets globally. Our credit period granted to customers is generally 60 to 90 days, depending on our business relationship with the customer, the customer’s credit history and prevailing market conditions.

Our inventory balances as of September 30, 2010 and 2011 were $4.7 million and $13.0 million, respectively, among which raw material inventory was $1.5 million and $1.7 million, respectively. The increase of our inventory balances in 2011 is a result of changes in our product mix, increasing complexity of our manufacturing process and higher quality requirements from our customers. We added polyurethene, coating, printing, sprouting, water washing and trimming to our existing process, which greatly increased work in process. Some customers required onsite inspection before shipment, which increased the time finished products stayed in our warehouse. Also, higher quality requirements from our customers led to higher returned products.  In addition, we purchased more raw materials to reduce the impact of price increases.

Our accounts payable and bank acceptance notes payable, collectively, as of September 30, 2010 and 2011, were $10.3 million and $10.26 million, respectively. Both items are derived from our trade related procurement. Notes payable refers to the balance of bank acceptance notes which finance the purchase of our raw materials and is commonly used by Chinese companies to obtain bank financing with a lower financing cost. We generally make payments to our suppliers within sixty days following the date of delivery either in cash or with 3-month bank acceptance notes. Our days payables, which we define as the average payable balances during the period divided by cost of goods sold and multiplied by the number of days in the period, increased from 67 days in 2010 to 97 days in 2011.

Investing Activities

For the year ended September 30, 2011, approximately $9.5 million was used in investing activities as compared to approximately $15.7 million used in investing activities for the same period in 2010, reflecting a decrease in payments for the purchase of plants and equipment and the purchase of land use rights.

The purchases of property, plant and equipment were primarily made in connection with the expansion of our manufacturing facilities. We expect investing activities over the next several years to increase significantly from previous levels as we execute our plan to install new production lines for our Colgre Products. See “Capital Expenditures” below.

Financing Activities

Net cash provided by financing activities for the year ended September 30, 2011 was approximately $16.6 million as compared to approximately $9.9 million in the same period in 2010. The increase in cash provided by financing activities was primarily due to increased proceeds from short-term bank loans and bank acceptance notes and sales of common stock, partially offset by the repayment of bank acceptance notes and an increase in repayments of short-term bank loans.

As of September 30, 2011, we maintained working capital facilities of $24.7 million with various banks in China. We are generally not subject to any operational or financial covenants under these working capital facilities.  However, our loan from China Construction Bank in the amount of $5.3 million provides that our debt-to-asset ratio may not exceed 70% for more than three months, our debt-to-equity ratio may not exceed 50% and any investment in another company may not exceed 20% of our shareholders’ equity. As of September 30, 2011, we had applied $9.4 million of the credit facilities for production facilities on existing products and the project related to Colgre Products.

Capital Expenditures

We incurred capital expenditures of approximately $9.4 million and $16.7 million for and the years ended September 30, 2011 and 2010, respectively, primarily in connection with purchases of land use rights, property, plant and equipment and construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. These capital expenditures were financed by the cash flow generated by our operations and from bank financing.

We believe that our capital expenditures in 2012 will be incurred primarily in connection with increasing production capacity at our Colgre Products facility.

We expect to finance these capital expenditures by using cash on hand, internal cash flow to be generated by operations, short-term and long-term bank borrowings and bank facilities.

Loan Facilities

We operate in a capital  intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term and short-term bank debt, which are denominated in RMB. Our subsidiaries have generally entered into individual credit facilities in order to finance production of our products and for general corporate purposes. We anticipate repaying our short-term and long-term loans by using cash generated from our operations.

The durations until maturity of our long-term loans outstanding on September 30, 2011, ranged from one to two years, and they are generally repaid by RMB, due on maturity. We generally pay interest on these facilities which bear interest ranging from 5.656% to 6.435%. The obligations under our long-term loan facilities are mainly secured by our buildings and land use rights. Our subsidiaries have provided guarantees and Mr. Liu has provided personal guarantees for our obligations under our long-term loans. During 2010 and 2011, we drew down $9.7 million and we repaid approximately $6.1 million of our long-term indebtedness.

The durations until maturity of our short-term loan facilities outstanding on September 30, 2011, do not exceed twelve months, and they are generally repaid by RMB, due on maturity. We generally pay interest on these facilities at a fixed rate, ranging from 5.656% to 18.04%. The obligations under our short-term loan facilities are secured by the Company’s buildings, plants, machinery and equipment and land use rights. In addition, Mr. Liu has personally guaranteed the amounts loaned. During 2010 and 2011, we drew down loans totaling $28.4 million and we repaid $21.9 million of our short-term indebtedness, which included $2.0 million to China Citic Bank, $8.4 million to Jiaxing City Commercial Bank, $5.1 million to China Construction Bank, $0.8 million to Hang Zhou Bank and $5.6 million to China Industry and Commercial Bank.

As of September 30, 2011, we had approximately 22 outstanding loan facilities with a combined outstanding balance of $24.7 million. For a description of our loan facilities as of September 30, 2011, please see Note 14 to our financial statements in this annual report.

During 2012, we plan to repay approximately $3.68 million of our long-term debt outstanding as of September 30, 2011 and $20.98 million of our short-term debt. During 2011, we entered into new loan facilities in amount of $ 38.2 million, as further described below.

During 2011, the long term loans in the amount of $1.56 million from Jiaxing City Commercial Bank and $2.12 million from China Construction Bank were converted from short-term loans to long term loans.

As of September 30, 2011, our outstanding short-term  and long-term bank loans which are all classified as current, were as follows:

Short-Term Loans:  We have entered into loan agreements with several banks in the PRC to obtain fixed-rate term loans with maturities not exceeding 12 months.

Payable to:	Interest Rate	Maturity Date	Additional Loans Obtained in Fiscal Year 2011	Outstanding as of September 30, 2011	Guarantee/ Pledge
China Construction Bank	5.656%	May 31,2012 Aug 30, 2012	$ 3,065,792	$ 3,135,779	-Hongzhan
China Citic Bank	7.572% 7.87% 8.2% 18.04%	Jan 6, 2012 Mar 23, 2012 Mar 16,2012 Apr 25,2012 Feb 27,2012 Sept 13,2012	6,070,268	4,640,953	- Mr. Liu -Mrs.Liu -Lizhan Textile -Land of Lizhan Textile -Land & *CIP of Hongzhan
China Minsheng Banking Corp. Ltd	7.872%	Aug 24,2012	766,448	783,945	-Hongzhan
Jiaxing City Commercial Bank	6.116% 6.969% 7.2565% 6.435% 7.015%	Nov 22, 2011 Mar 5,2012 Apr 15,2012 Apr 5,2012 Jun 30,2012 Sept 30,2012 Feb 5, 2012	7,357,900	6,741,925	-Mr.Liu -Tongxiang Gredible Guarantee Limited -Hongzhan -Land and building of Lizhan Textle -Equipment of Hongzhan
Shanghai Pudong Development Bank	6.116%	Oct 26, 2011	1,532,896	1,567,890	-Mr.Liu -Hongzhan
Industrial and Commercial Bank of China	6.71% 6.435%	Nov 4, 2011 Nov 6, 2011 Nov 21 2011 Nov 25 2011 Dec 8, 2011 Dec 14, 2011 Dec 21,2011 Dec 23,2011 Jan 5, 2012	9,641,916	4,107,871	-Hongzhan
Total			$28,435,220	$ 20,978,363

*CIP means Construction in Progress.

Long-Term Loans: We have entered into loan agreements with several banks in the PRC to obtain floating-rate term loans with maturities exceeding 12 months.

Payable to:	Interest Rate	Maturity Date	Additional Loans Obtained in Fiscal Year 2011	Outstanding as of September 30, 2011	Guarantee/ Pledge
China Construction Bank	5.656%	Oct 31, 2012	$ 4,598,688	$ 2,116,651	-Hongzhan
Jiaxing City Commercial Bank	6.435%	Dec 5, 2012	5,135,201	1,567,890	-Mr.Liu -Hongzhan -Land and building of Lizhan Textle
Total			$ 9,733,889	$ 3,684,541

Our short-term loans as at September 30, 2011 amounted to $20.9 million in the aggregate and long-term loans currently amounted to $3.7 million in the aggregate at the end of September 2011.

In addition, on January 1, 2011, March 9, 2011 and July 25, 2011, we entered into short-term loan agreements with Feishite Furniture Company, as the lender, in the amount of $1.5 million, at an interest rate stipulated by the People’s Bank of China which matures within one year.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2. to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the more critical accounting policies that currently affect our financial condition and results of operations.

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

Revenue recognition

Our revenues consist of sales of synthetic leather and other fabrics which are used in the production of residential and office furniture and other garments products. Sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Revenues are presented net of value added tax (VAT). No return allowance is made as products are normally not returnable upon acceptance by the customers.

Foreign currency translation

Our reporting currency of the Company is U.S. Dollars. All assets and liabilities accounts have been translated into U.S. Dollars using the current exchange rate at the balance sheet date. Capital stock is recorded at historical rates. Revenue and expenses are translated using the average exchange rate in the year. The resulting gain and loss has been reported as other comprehensive income (loss) within the shareholder’s equity.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include estimates of accruals and determination of fair values for assets disposal.

Governmental Regulations

See the discussion under the heading “Governmental Regulations” in Item 4 above for a discussion of governmental policies or factors that could materially affect our business.

5.C.         Research and Development, Patents and Licenses, etc.

Research and Development

We have 15 full-time professionals in our research and development division that have developed innovative technology that is instrumental in controlling our production costs, increasing our operational efficiency and enhancing our ability to develop eco-friendly production processes. Our combination proprietary production technology enables us to use lower-cost materials, including leather scrap, in place of the higher-value and non-recyclable chemical fiber based materials.

One of our key employees, Mr. Liwen Zhang, who is also a minority shareholder of our Hongzhan operating subsidiary, is the original owner of four Chinese patents, seventeen international patents and eight international patent applications related to technologies utilized in the manufacture of our Colgre Products. Three of the Chinese patents have been transferred to us and the remaining patents and patent applications, all of which are related to the technologies that are critical to the production of the Colgre Products, have been licensed to us for our exclusive use until 2024. Mr. Zhang has managed the research and development process on these patents and related production technologies since 2003. Mr. Zhang and four other researchers joined our company in February 2010.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are currently developing nylon taffeta, a new polyurethane leather material that is used for apparel manufacturing purposes. Nylon taffeta is an imitation leather product that is composed of microfiber fabric.

We will focus our research and development efforts primarily on our Colgre Products going forward. In fiscal year 2010 we entered into a three-year joint research and development agreement with Sichuang University in China, under which we will establish a genuine leather fiber research lab to focus on developing the applications and products for our Colgre Products and for nylon taffeta. All research results that are jointly developed pursuant to this relationship will belong to both parties. We will have the exclusive right to produce, sell and export products based on these results. However, we will be obligated to pay a percentage of any sales of any of these products to Sichuang University.

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of salary for the research and development staff and depreciation for plant and machinery. The Company recorded $92,522, $136,398 and $64,991 of research and development costs for the years ended September 30, 2011, 2010 and 2009, respectively.

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

5.F.         Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations and operating lease obligation.  The following table sets forth a breakdown of our contractual obligations as of September 30, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	3,684,541	-	3,684,541	-	-
Short-term debt obligations (1)	20,978,363	20,978,363	-	-	-
Purchase Obligations	4,773,609	4,773,609	-	-	-
Licence fee/operating lease obligations	6,010,700	631,268	1,270,376	1,270,376	2,838,680
Total	35,447,213	26,383,240	4,954,917	1,270,376	2,838,680

________________

(1) Attributable to bank loans.

item 6.                DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.         Directors and Senior Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date of this annual report.

Name	Positions	Age
Jianfeng Liu	President, Chief Executive Officer and Chairman of the Board and Director	48
Shan Cui	Chief Financial Officer	39
Jiaying Cheng	Director	38
Xiaoming Liu	Director	44
Zhenyuan Feng	Director	45
Jianlun Tu	Director	47
Johnson Lau	Director	38
Jiancheng Sun	Director	42
Liwen Zhang	Chief Scientist	47

There are no family relationships among our directors, executive officers and key employees. The address of each of our directors, executive officers and key employees is c/o Lizhan, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

Executive Officers, Directors and Key Employees

Mr. Jianfeng Liu is the founder and Chief Executive Officer of our Company and has served as Chairman of our Board since August 2009. He has more than 20 years of experience in corporate strategy, business management, business development and industrial analysis in the synthetic fabric and textile industries. Prior to founding our Company, from 2004 until 2005, Mr. Liu was the General Manager of Haining Jianfeng Textile Co., Ltd., which produces and sells cloth. From June 1998 until December 2003, Mr. Liu was General Manager of Shanghai Xiangcheng Textile Material Co., Ltd., which was a leather and cloth processing company. From May 1993 until May 1998, Mr. Liu was Factory Director of Shanghai Ruilian Composite Fabrics Co., Ltd., which is a leather and cloth processing company. From July 1987 until 1993, Mr. Liu was Factory Director of Guangdong Nanhai Dayi Shoes Material Factory., which is a leather and cloth processing company. Mr. Liu taught at Chengbu Wei Xi Xiang Jiang Middle School from 1985 until June 1987. Mr. Liu completed the U.S. Excellerated Business School for Entrepreneurs program.

Shan Cui has been the Chief Financial Officer since March, 2011. Ms. Cui is a finance executive with 15 years international and domestic experience concentrated in investment banking advisory, financial planning and analysis, reporting and system implementation. She is a leader with strong analytical skills, robust business acumen and extensive experience maximizing business opportunities. Most recently, from 2010 to 2011, she served as a managing director of Capital First International, which is an investment banking advisory firm specializing in serving middle market companies in the U.S. and China. At Capital First International, she advised mid-market companies on acquisitions, funding and market entry. Ms. Cui also had P&L responsibilities of $2 billion as the Chief Financial Officer for LYCRA® and Spandex at Invista from 2003 to 2004. Ms. Cui, who earned her Masters of Business Administration in finance at Georgia State University, is a Charted Financial Analyst Level II candidate.

Jiaying Cheng has served as one of our directors and the General Manager of Lizhan Textile (Zhejiang) Co. Ltd. since February 2011. He has more than 17 years of experience in dyeing, fabric production, after-treatment processing, corporate management and market operation. Prior to joining our Company in February 2011, Mr. Cheng was General Manager of  Haining Wansheng Textile & Dyeing Co., Ltd., and was fully responsible for the establishment, production and operation of the company. From January 2009 until December 2009, Mr. Cheng was General Manager of Hangzhou Yongsheng Haiyi Special Textile & Fiber Co., Ltd. From 2003 until December 2008, Mr. Cheng was Vice Producing Manager of Hangzhou Huiweishi Yongsheng Dyeing Co., Ltd. From July 2001 until 2003, Mr. Cheng was Factory Director of Fuzhou Jinlisen Textile & Dyeing Co., Ltd. From 2000 until 2001 Mr. Cheng was technical engineer in Xiang Sheng Textile & Dyeing Co., Ltd., Wujiang, Jiangsu. From 1993 until 2000, Mr. Cheng worked as a front-line worker, then as a section supervisor in a Dyeing Workshop of Fuzhou Hongfu Textile & Dyeing Co., Ltd. Mr. Cheng graduated from Zhejiang University in January 2008 and completed the Executive Masters of Business Administration courses for chief executive officers.

Xiaoming Liu has served as one of our directors since March, 2011. Mr. Liu has 8 years of experience in corporate management and research and development. He has a depth of knowledge of the textile industry, technology development and the nature of materials. He is currently the Manager of the Purchase Department of Lizhan Textile (Zhejiang) Co. Ltd. From 2010 until 2011, he was a deputy General Manager of Lizhan Textile (Zhejiang) Co. Ltd. and was responsible for the Production Department. From 2008 until 2010, he was a manager of the Production Department of Lizhan Textile (Zhejiang) Co. Ltd. Before joining our company in 2008, Mr. Liu was a manager of the Production Department of Haining Jianfeng Textile Co., Ltd. from 2004 until 2007.

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

Mr. Jianlun Tu has served as one of our directors since March 2010. Mr. Tu has participated in large and medium state-owned enterprises and private enterprises restructuring, reorganization, mergers and acquisitions, debt issuance and auditing. He is currently head of Tong Xiang Fang Lian Accounting Firm. From 1995 until 1999 he was GAO chief in Tongxiang City, and head of Tong Xiang Shenda Accounting Firm. Mr. Tu received a bachelor’s degree. He also has the professional title of Chinese Certified Public Accountant.

Mr. Johnson Lau has served as one of our directors since June 2010. Mr. Lau has been the Chief Financial Officer of AutoChina Group Inc. since October 2008 and subsequently became the Director of Finance of AutoChina International Limited (OTC: AUTCF.OB) on July 15, 2010. From December 2010 to July 2011, he was an independent director of China Green Material Technologies, Inc. (OTC: CAGM.OB), which manufactures starch-based biodegradable containers, tableware and packaging materials. From March 2006 to October 2008, he was the Chief Financial Officer of Haike Chemical Group Ltd., a petrochemical and specialty chemical company. Mr. Lau served as the Chief Operating Officer of Kiwa Bio-Tech Products Group Corp. (OTC: KWBT.OB), which engaged in bio-technological products for agriculture products, from January 2005 to March 2006. Mr. Lau served on the Board of Directors of Haike Chemical Group Ltd. (AIM: HAIK) from January 2006 to January 2010. From May 1997 to August 2004, Mr. Lau worked for Deloitte Touche Tohmatsu in Hong Kong and Beijing. Mr. Lau received a Bachelor of Commerce degree from Monash University.  He is a fellow member of Hong Kong Institute of Certified Public Accountants and member of CPA Australia.

Mr. Jiancheng Sun has served as one of our directors since March 2010. Mr. Sun is currently Deputy Secretary-General of Chongfu Fur of China Association. Mr. Sun was the Chief of Construction and a member of the management committee of Chongfu Fur Market. Mr. Sun received his bachelor’s degree from Northeast China University of Finance.

Mr. Liwen Zhang has extensive experience in the research and development of technology for which he has sought multiple patents. Mr. Zhang began research on collagen fiber in 2004. In 2009, Mr. Zhang founded Eminent Benefit Holdings Limited, which acquired 13% of Hongzhan in February 2010. Mr. Zhang became our Chief Scientist in February 2010, following the acquisition of shares of Hongzhan by Eminent. From 2001 until 2004 he worked at Guangzhou Zhongyu Co., Ltd. From 1999 until 2003, Mr. Zhang researched and filed 22 applications for invention patents and a patent for a new utility model in connection with down fiber. Mr. Zhang began his research on the Colgre Products in 2003.

6.B.         Compensation

Not Applicable.

6.C.         Board Practices

Our Board currently has seven directors, four of which are independent. Under our amended and restated memorandum and articles of association, our Board may not consist of more than ten directors. Our directors will be elected by the holders of our ordinary shares or by the directors. There are no agreements or understandings between any of our executive officers or directors and any other person pursuant to which such executive officer or director was selected to serve as a director or executive officer of our company. Directors shall hold office until they are removed by special resolution of the shareholders, or until the director becomes bankrupt or makes any arrangement or composition with his creditors, dies or is found to become of unsound mind, resigns his office by notice in writing to the company, or without special leave of absence from the Board is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated. There are no provisions relating to retirement of directors upon reaching any age limit. Committees of the Board Our directors are not required to hold any shares in our company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable NASDAQ rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, so long as the director discloses the nature of his or her interest in such contract, proposed contract or arrangement, and may be counted in the quorum at such meeting. The Board may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers, is employed for a time period ranging from between one and three years. We have adopted several internal regulations which have to be strictly followed by our management and other employees. With the exception of the employment agreement entered into with Shan Cui, our Chief Financial Officer, we may terminate the employment of each of our executive officers, as permitted by the Law of the People’s Republic of China on Employment Contracts, or the Employment Contract Law. Under the Employment Contract Law, we may terminate an employee for cause, at any time, without remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, willful dishonesty to us and willful and continued failure to perform substantially all his agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment permitted by the Employment Contract Law, at any time without penalty if there is any failure by us to comply with any material provisions of the employment agreement.

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

We have entered into an employment agreement with Shan Cui, our Chief Financial Officer, which is governed by New York law (the “Employment Agreement”).  The Employment Agreement provides that we may terminate Ms. Cui’s employment for “cause” (as defined). We may not terminate Ms. Cui’s employment during the first twenty four months of the contract term “without cause.” After the twenty four months, we may terminate her employment upon three months written notice, however, Ms. Cui has the right upon delivery of such notice to terminate employment prior to the expiration of the term if there is (i) a material and willful violation of any law by Lizhan, (ii) the commission of any act of fraud by Lizhan or, (iii) a material breach of the Employment Agreement by Lizhan.

NASDAQ Requirements for Director Independence

Under the NASDAQ rules, a majority of our directors must meet the definition of “independence”. Our Board has determined that Johnson Lau, Jianlun Tu and Jiancheng Sun and Zhenyuan Feng meet the independence standards contained in the NASDAQ rules.  We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules and, in reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their independence.

Committees of the Board

We have established three committees of the Board: an audit committee, a compensation committee and a corporate governance and nominating committee. In addition, our Board has determined that Johnson Lau is qualified as an audit committee financial expert within the meaning of SEC regulations. In compliance with Rule 5605 of the Marketplace Rules of the NASDAQ Stock Market, which we refer to as the NASDAQ rules, a majority of the members of our audit committee will be required to be independent directors during the 90 day transition period after our ordinary shares are listed on the NASDAQ Global Market, and all of the members of our audit committee will be required to be independent directors within one year of listing. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below. In addition, since we are a foreign private issuer, the NASDAQ Marketplace Rules will generally permit us, with certain exceptions, to follow our home country rules in lieu of certain requirements.

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

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee consists of Zhenyuan Feng, Jianlun Tu and Jiancheng Sun, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The corporate governance and nominating committee will assist the Board in selecting individuals qualified to become members of our Board and in determining the composition of the Board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•                     identifying and recommending to the Board qualified candidates to be nominated for the election or re-election to the Board and committees of the Board, or for appointment to fill any vacancy;

•                     reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•                     advising the Board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the Board on all matters of corporate governance and on any remedial actions to be taken, if needed.

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

Service Contracts

There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs.

6.D.         Employees

We had 515, 371 and 382 employees as of September 30, 2011 and 2010, and 2009 respectively. The following table shows a breakdown of our employees by function as of September 30, 2011, 2010 and 2009, respectively:

	Number of employees
	2011	2010	2009
Manufacturing	361	250	258
Sales and Marketing	20	12	13
General Administration, Purchasing and Logistics	84	64	72
Quality Control, Technology and Research & Development	50	45	39
Total	515	371	382

From time to time, we also employ third-party consultants for the research and development of our products. We have not experienced any significant labor disputes and consider our relationship with our employees to be good.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees. Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. We are required to contribute a percentage of their monthly salary to the plan.

6.E.         Share Ownership

As of  March 30, 2012, 13,643,750 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from other any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of  September 30, 2011, no ordinary shares were held by record holders in the U.S.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 13,643,750 ordinary shares outstanding as of March 30, 2012.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 30, 2012 by:

•            each of our directors and executive officers; and

•            each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

Name	Number	Percent

Directors and Executive Officers(1)
Jianfeng Liu (2)	8,518,750	62.4%
Shan Cui	—	—
Jiaying Cheng	—	—
Xiaoming Liu	—	—
Zhenyuan Feng	—	—
Jianlun Tu	—	—
Johnson Lau	—	—
Jiancheng Sun	—	—
Liwen Zhang	—	—
All Directors and Executive Officers as a Group (3)	8,518,750	62.4%
Principal Shareholders:

Illigate Development Limited (4)	6,612,500	48.5
Infinite Harvest International Limited (5)	1,562,500	11.5
China Growth Equity Investment Limited (6)	937,500	6.9
Liu Hai (7)	8,518,750	62.4
Liu Yang (8)	8,518,750	62.4

*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of March 30, 2012, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of March 30, 2012.

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
(4)

These shares are beneficially owned by Jianfeng Liu, who is the sole shareholder of Illigate Development Limited. The mailing address of Illigate Development Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, BVI.

(5)

Infinite Harvest International Limited is a company formed under the laws of the BVI. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% is held in the aggregate by two PRC residents that are unaffiliated with our company or any of our directors and officers. The mailing address of Infinite Harvest International Limited is No. 716, Qifu Road, Wutong Street, Tongxiang City, Zhejiang, China.

(6)

China Growth Equity Investment Limited, or China Growth, is a company formed under the laws of the BVI. Li Xulin owns 60% of the outstanding shares of China Growth and Wong Xiaobing owns the remaining 40% of China Growth. The mailing address of China Growth is ATC Trustees (BVI) Limited, 2 nd Floor, Abbott Building, Road Town, Tortola, BVI.

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

Stock Options

Stock Option Plan

On March 1, 2010, our Board adopted the Lizhan 2010 Stock Option Plan, or the 2010 Plan. We are authorized to issue up to 1,875,000 ordinary shares under the 2010 Plan. No shares have been issued under the 2010 Plan to date. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant.

The administrator of the 2010 Plan is the compensation committee of our Board, or may be any other committee appointed by the Board for that purpose. The administrator has full power and authority to administer, construe and interpret the 2010 Plan. Grants under the 2010 Plan will be governed by individualized grant agreements and may be subject to either time-based or performance-based vesting provisions.

The administrator establishes the terms of stock options, subject to certain parameters set forth in the 2010 Plan. The following are the general terms of stock options:

•                     The exercise price must be at least equal to the par value of shares.

•                     The term of a stock option may not exceed ten years from the date of grant.

•                     Unless the administrator determines otherwise, if an option holder terminates employment, his or her unvested options expire immediately and vested options may be exercised during the three-month period following termination, after which they will expire. If the employee terminates employment due to death or disability, the three month period is extended to one year.

•                     Stock options generally may not be transferred, except to immediate family members.

•                     The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination.

•                     Our Board has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option. The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

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

Patent Transfer

We acquired nine patents and one additional pending “Invention” patent application from Mr. Jianfeng Liu, our Chairman, President and Chief Executive Officer, all of which are related to our original products. See “Business — Intellectual Property” above.

Transfer of 13% Interest in Hongzhan

On February 8, 2010, our subsidiary, Resources, entered into a share transfer agreement with Eminent, which is wholly owned by Liwen Zhang, a key employee of ours. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application for “spun lace,” all related to our Colgre Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. The patent application for “spun lace” was subsequently withdrawn. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration and such patents have been approved by the local SIPO.

Long term exclusive license

On December 29, 2009, Hongzhan entered into an exclusive long-term license agreement with Mr. Liwen Zhang, our Chief Scientist and the sole owner of Eminent. Pursuant to the license agreement, Mr. Liwen Zhang has licensed the Licensed Patents to us exclusively until 2024 in exchange for license fees of RMB100,000 (or $15,239) for the first year, RMB200,000 (or $30,658) for the second year, and RMB300,000 (or $45,987) for each subsequent year. During the twelve months ended September 30, 2011, we recognized a license fee expense of $31,150, which is included under our general and administrative expenses.

Issuances and Transfers of Ordinary Shares

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “History and Development of the Company  — Our Shareholders” above.

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

Subsequently, on November 9, 2009, Lizhan acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. As a result, Lizhan owns 100% of Resources directly and 100% of Lizhan Textile indirectly thought Resources.

7.C.         Interests of Experts and Counsel

Not applicable.

item 8.                FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this Item 8 may be found at the end of this Annual Report on Form  20-F.

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

ITEM 9.                THE OFFER AND LISTING

9.A.         Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Global Market under the symbol “LZEN.”  The shares began trading at $4.00 per ordinary share on November 19, 2010.  The trading price for the ordinary shares was $0.50 on March 29, 2012.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2010 (from November 19 through December 31)	4.15	3.05
2011	4.25	0.17
2012 (through March 29, 2012)	0.75	0.27

Quarterly Highs and Lows
2010
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter (from November 19 through December 31)	4.15	3.05
2011
First Quarter	4.25	2.39
Second Quarter	2.75	1.50
Third Quarter	2.00	0.62
Fourth Quarter	0.94	0.17
2012
First Quarter (through March 29, 2012)	0.75	0.37
Monthly Highs and Lows
March 2012 (through March 29, 2012)	0.75	0.37
February 2012	0.73	0.55
January 2012	0.73	0.53
December 2011	0.94	0.17
November 2011	0.94	0.65
October 2011	0.76	0.43

9.B.         Plan of Distribution

Not Applicable.

9.C.         Markets

Our ordinary share are currently traded on the NASDAQ Global Market. On April 9, 2012, we applied to transfer our ordinary Shares to the NASDAQ Capital Market.

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

Not Applicable.

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.      Memorandum and Articles of Association

The information required under this Item 10.B is incorporated by reference to the registration statement on form F-1 as filed with the SEC on August 19, 2010.

10.C.      Material Contracts

Employment Agreements

We have entered into employment agreements with Jianfeng Liu, Shan Cui, Cheng Jiaying and Xiaoming Liu.  See Item 6.B.

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

10.E.      Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. The discussion is based on information provided to us by our legal counsel, whose legal opinions have been filed as exhibits to the registration statement filed with the SEC on August 19, 2010. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

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

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a U.S. corporation or other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a U.S. partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a U.S. limited liability company, holds ordinary shares, the tax treatment of a partner will depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our ordinary shares, you are encouraged to consult your tax advisor. A beneficial owner of our ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

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

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates through 2010, provided that (1) our ordinary shares are readily tradable on an established securities market in the U.S. (such as the NASDAQ Capital Market, on which we expect our ordinary shares will be traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (3) the U.S. Non-Corporate Holder’s holding period of the ordinary shares includes more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (i) any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, or (ii) the preferential rate on dividends will not be repealed prior to the scheduled expiration date or expire on such date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We do not believe that we were a PFIC for the years ended September 30, 2010 or September 30, 2011 nor do we currently anticipate that we will be a PFIC for the current fiscal year based upon our estimates of the values of our assets. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2012 or in any future taxable year.

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

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ordinary shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.).

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless either:

•                    the gain is effectively connected income (and, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.); or

•                    the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met.

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

Non-U.S. Holders may be subject to tax in jurisdictions other than the U.S. on dividends received from us on our ordinary shares and on any gain realized upon the sale, exchange or other disposition of our ordinary shares.

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

•                    are notified by the U.S. Internal Revenue Service (the “IRS”) that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•                    fail to comply with applicable certification requirements.

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

10.G.      Statement by Experts

The consolidated financial statements of the Company as of September 30, 2011, and 2010 and for the fiscal periods ended September 30, 2011, 2010 and 2009, included herein, have been audited by UHY Vocation HK CPA Limited independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

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

As of September 30, 2011 and 2010, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Inflation risk

According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, -0.8%, 3.6% and 5.5% in the fiscal year ended September 30, 2008, 2009, 2010 and the year ended September 30, 2011 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND U.S.E OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

(b)           Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accountant because the Company is a non-accelerated filer exempted from section 404(b) of the Sarbanes Oxley Act of 2002.

There were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.              RESERVED

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Johnson Lau, Jianlun Tu and Jiancheng Sun. Our Board has determined that Johnson Lau, Jianlun Tu and Jiancheng Sun are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Johnson Lau meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.           CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics. Our code of business conduct and ethics are publicly available on our website at http://www.lzencorp.com.

ITEM 16C.           PRINCIPAL ACCOUNTING FEES AND SERVICES

	Year Ended September 30, 2011	Year Ended September 30, 2010
Audit fees(1)	$48,000	95,000
Audit-related fees(2)	$60,000	235,000
Tax fees(3)	–	–

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements in 2011.
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2011 involve principally the quarterly review of financial statements.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

The policy of our audit committee and our Board is to pre-approve all audit and non-audit services provided by UHY Vocation HK CPA Limited, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our Board prior to the completion of the services.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Global Market. On April 9, 2012, we applied to NASDAQ to transfer our ordinary Shares to the NASDAQ Capital Market. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-U.S. companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is simply required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NASDAQ corporate governance practices and there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H.          MINE SAFETY.

Not Applicable.

ITEM 17.              Financial Statements

Not Applicable.

ITEM 18.              Financial Statements

The consolidated financial statements and related notes are contained at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (2)
2.1	Form of Underwriter’s Warrant (2)
2.2	Form of Ordinary Share Certificate (2)
4.1	Lizhan Environmental Corporation 2010 Stock Option Plan (2)
4.2	Share Transfer Agreement, dated February 8, 2010, between Resources and Eminent. (2)
4.3	Patent Transfer Agreement, dated February 10, 2010, between Liwen Zhang and Resources with respect to the Share Transfer Agreement (2)
4.4	Equipment Transfer Agreement, dated June 26, 2008 (2)
4.5	Employment Agreement entered into by the Company and Jianfeng Liu (2)
4.6	Patent Rights Transfer Agreement, dated March 9, 2010, between Jianfeng Liu and the Company (2)
4.7	Equity Transfer Agreement, dated September 15, 2009, between Illigate Development Ltd. and Li Zhan Resources Recycling Technology Development Co., Ltd (2)
4.8	Sales Agreement, dated August 20, 2010, between Hongzhan and Zhejiang Miluo Furniture Co., Ltd. (2)
4.9	Sales Agreement, dated August 20, 2010 (2)
4.10	Sales Agreement, dated August 20, 2010 (2)
4.11	Sales Agreement, dated August 20, 2010 (2)
4.12	Sales Agreement, dated August 20, 2010 (2)
8.1	Subsidiaries of the Registrant (2)
12.1	Sarbanes-Oxley Section 302 Certification for Chief Executive Officer (1)
12.2	Sarbanes-Oxley Section 302 Certification for Chief Financial Officer (1)
13.1	Sarbanes-Oxley Section 906 Certification for Chief Executive Officer (1)
13.2	Sarbanes-Oxley Section 906 Certification for Chief Financial Officer (1)
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2010 and 2011, (ii) Consolidated Statements of Income for the Years Ended September 30, 2009, 2010 and 2011, (iii) Consolidated Statements of Comprehensive Income for the Years Ended September 30, 2009, 2010 and 2011, (iv) Consolidated Statements of Shareholders' Equity for the Years Ended September, 2009, 2010 and 2011, (v) Consolidated Statements of Cash Flows for the Years Ended September 30, 2009, 2010 and 2011, and (vi) Notes to Consolidated Financial Statements. (3)

(1)          Attached hereto.

(2)          Incorporated by reference to the registrant’s registration statement filed with the U.S. Securities and Exchange Commission on August 19, 2010, as amended.

(3)          Persuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are not deemed filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

LIZHAN ENVIRONMENTAL CORPORATION

/s/  Jianfeng Liu

Name:    Jiangfeng Liu
Title: Chief Executive Officer

Date: April 12, 2012

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
LIZHAN ENVIRONMENTAL CORPORATION

We have audited the accompanying consolidated balance sheets of Lizhan Environmental Corporation and Subsidiaries (collectively the “Company”) as of September 30, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years ended September 30, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Lizhan Environmental Corporation and Subsidiaries as of September 30, 2011 and 2010, the consolidated results of its operations and its cash flows for the three years ended September 30,  2011, 2010 and 2009,  in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the consolidated financial statements, the Company has a working capital deficiency of approximately 6.3 mil and used approximately 8.6 mil of cash for operations. These conditions raise substantial doubt about its ability to continue as a going concern.   Management’s plans in regard to these matters are more fully described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
April 12, 2012

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS
( IN US DOLLARS)
	As of September 30,
	2011	2010
Assets
Current assets
Cash	$1,231,233	$2,597,366
Restricted cash	1,285,671	1,072,416
Accounts receivable, net	6,303,572	7,310,194
Inventories	13,008,891	4,666,496
Amounts due from directors	-	1,497
Value added tax receivable	1,185,057	37,586
Prepaid expenses and other current assets	3,038,835	2,442,120
Total current assets	26,053,259	18,127,675
Other assets
Property, plant and equipment, net	34,094,191	12,906,655
Land use rights	1,680,335	1,638,248
Intangible assets, net	595,833	628,333
Deposits for plant and equipment	188,883	11,385,603
Security deposit and prepaid rent	1,941,447	-
Total other assets	38,500,689	26,558,839
Total assets	$64,553,948	$44,686,514
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$7,696,159	$8,158,461
Bank acceptance notes payable	2,571,338	2,144,832
Short-term loans	20,978,363	13,676,108
Accrued expenses and other payables	531,717	1,251,849
Payable for construction of building and machinery	399,961	297,153
Income taxes payable	183,782	702,713
Deferred income	-	110,106
Total current liabilities	32,361,320	26,341,222
Long-term loans	3,684,541	-
Total liabilities	36,045,861	26,341,222
Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750 shares and 11,143,750 shares issued and
outstanding as at September 30, 2011 and 2010, respectively	4,366,000	3,566,000
Additional paid-in capital	7,665,752	924,000
Statutory reserves	1,558,079	1,289,475
Retained earnings	12,418,347	11,053,506
Accumulated other comprehensive income	2,053,437	888,532
Total Lizhan stockholders’ equity	28,061,615	17,721,513

Less: Non-controlling interest	446,472	623,779
Total equity	28,508,087	18,345,292

Total liabilities and stockholders' equity	$64,553,948	$44,686,514

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
( IN US DOLLARS)

	For the Year Ended September 30,
	2011	2010	2009

NET SALES	$36,342,348	$46,321,225	$21,612,541

Cost of sales	29,614,533	35,042,898	17,868,408

Gross profit	6,727,815	11,278,327	3,744,133

Operating expenses:
General and administrative expenses	4,486,643	2,110,506	1,053,752
Research and development expenses	92,522	136,398	64,991
Selling and marketing expenses	845,221	634,544	322,133
Total operating expenses	5,424,386	2,881,448	1,440,876

Operating income	1,303,429	8,396,879	2,303,257

Other income (expenses):
Other income	1,261,409	1,139,445	610,548
Exchange loss	(156,543)	(49,788)	(24,963)
Interest income	14,572	26,721	19,972
Interest expense	(411,920)	(300,609)	(166,186)
Other expenses, net	(174,007)	(142,419)	(11,330)
Total other income, net	533,511	673,350	428,041

Income before income taxes	1,836,940	9,070,229	2,731,298
Income tax expense	(405,755)	(912,249)	-

Net income before allocation of non-controlling interest	1,431,185	8,157,980	2,731,298

Net loss attributable to non-controlling interest	202,260	28,127	-

Net income attributable to the stockholders	1,633,445	8,186,107	2,731,298

Earnings per common share
- Basic and fully diluted	$0.12	$0.74	$0.25

Weighted average number of common shares outstanding
- Basic and fully diluted	13,314,080	11,084,983	10,937,500

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
( IN US DOLLARS)
	For the Year Ended September 30,
	2011	2010	2009

Net income	$1,431,185	$8,157,980	$2,731,298

Other comprehensive income

Foreign currency translation adjustment	1,189,858	424,403	(6,026)

Comprehensive income	2,621,043	8,582,383	2,725,272

Less: Comprehensive (income)/loss attributable to non-controlling interests	(177,307)	(26,221)	-

Comprehensive income attributable to Lizhan Environmental Corporation	$2,798,350	$8,608,604	$2,725,272

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010 AND 2009

(IN U.S. DOLLARS)

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling interests	Total

Balance as of October 1, 2008	10,937,500	$3,500,000	$-	$(690,552)	$148,514	$1,277,062	$472,061	$-	$4,707,085
Contribution of cash by stockholders	-	-	-	690,552	-	-	-	-	690,552
Net income	-	-	-	-	-	2,731,298	-	-	2,731,298
Appropriations to statutory reserves	-	-	-	-	273,807	(273,807)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(6,026)	-	(6,026)
Balance as of September 30, 2009	10,937,500	3,500,000	-	-	422,321	3,734,553	466,035	-	8,122,909

Sale of 206,250 shares of common stock at $4.80 per share	206,250	66,000	924,000	-	-	-	-	-	990,000

Disposal of 13% interest in a subsidiary in exchange for patents pending (note 1)	-	-	-	-	-	-	-	650,000	650,000
Net income (loss)	-	-	-	-	-	8,186,107	-	(28,127)	8,157,980
Appropriations to statutory reserves	-	-	-	-	867,154	(867,154)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	422,497	1,906	424,403
Balance as of September 30, 2010	11,143,750	3,566,000	924,000	-	1,289,475	11,053,506	888,532	623,779	18,345,292

Issuance of shares for
cash, net of offering cost of $2.5 Million	2,500,000	800,000	6,741,752	-	-	-	-	-	7,541,752
Net income (loss)	-	-	-	-	-	1,633,445	-	(202,260)	1,431,185
Transfer to statutory reserves	-	-	-	-	268,604	(268,604)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,164,905	24,953	1,189,858
Balance as of September 30, 2011	13,643,750	$4,366,000	$7,665,752	$-	$1,558,079	$12,418,347	$2,053,437	$446,472	$28,508,087

See accompanying notes to the consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the Year Ended September 30,
	2011	2010	2009

Cash flows from operating activities:
Net income	$1,431,185	$8,157,980	$2,731,298
Add net loss attributable to non-controlling interest	202,260	28,127	-
Net income attributable to the Stockholders	1,633,445	8,186,107	2,731,298
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation of property, plant and equipment	750,197	693,653	505,340
Amortization of intangible assets	32,500	21,667	-
Amortization of land use rights	37,331	34,343	22,694
Bad debt expenses	263,620	-	-
Loss on disposal of motor vehicle	14,670	-	-
Recognition of noncash deferred income
from exclusive distribution right granted by the Company to a customer	(112,923)	(649,484)	(539,244)
Non-controlling interest	(202,260)	(28,127)	-

Changes in assets and liabilities:
Accounts receivable	1,070,714	(2,844,533)	(1,365,887)
Inventories	(7,932,188)	(1,103,391)	(1,923,183)
Prepaid expenses and other current assets	920,243	(1,900,657)	(287,496)
Accounts payable	(842,798)	3,238,413	1,423,890
Accrued expenses and other payables	(300,768)	487,940	39,959
Security deposit and prepaid rent	(1,898,116)	-	-
Income tax payable	(541,011)	690,848	-
Value added tax receivable	(1,532,691)	731,862	(133,793)
Net cash (used in) provided by operating activities	(8,640,035)	7,558,641	473,578

Cash flows from investing activities:
(Increase) decrease in restricted cash	(157,123)	925,001	(1,031,346)
Acquisition of land use rights	-	(628,106)	-
Proceeds from sale of property, plant and equipment	6,132	-	-
Payment for purchase of plant and equipment	(9,396,509)	(16,034,735)	(1,187,757)
Net cash used in by investing activities	(9,547,500)	(15,737,840)	(2,219,103)

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the Year Ended September 30,
	2011	2010	2009
Cash flows from financing activities:
Proceeds from short term bank loans	28,435,220	15,208,511	2,342,418
Repayment of short term bank loans	(21,951,070)	(4,114,380)	(2,708,420)
Proceeds from long term bank loans	9,733,889	-	-
Repayment of long term bank loans	(6,131,584)	-	-
Proceeds from bank acceptance notes payable	2,513,950	5,297,264	2,733,308
Repayment to acceptance notes payable	(2,199,706)	(7,401,475)	-
Payment of amount due to contractors for building and machinery	86,279	(5,158)	(802,797)
Issue of ordinary shares for cash	-	990,439	690,552
Sale of Common Stock for cash	10,000,000	-	-
Common Stock offering cost	(2,458,248)	-	-
Advance from (Repayment to) a stockholder and director	1,533	(52,899)	51,240
Loan to third party	(1,433,258)	-	-
Repayment to related companies	-	-	(402,556)
Net cash provided by financing activities	16,597,005	9,922,302	1,903,745
Effect on change of exchange rates	224,397	(9,899)	(517)

Net (decrease) increase in cash	(1,366,133)	1,733,204	157,703
Cash at the beginning of year	2,597,366	864,162	706,459
Cash at the ending of year	$1,231,233	$2,597,366	$864,162

Non-cash investing and financing transactions:
Acquisition of machinery in exchange for exclusive distribution right granted to a customer	$-	$-	$1,294,186
Payable due to contractors for construction of building and machinery	$23,378	$226,331	$296,267
Patents contributed by a principal stockholder as capital	$-	$87,740	$-
Acquisition of patent and pending patents in exchange for 13% interest in a subsidiary	$-	$650,000	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,175,059	$300,609	$166,186
Cash paid for income tax	$932,874	$221,400	$-

See accompanying notes to the consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Resources was incorporated as a limited liability company in Hong Kong and had been wholly owned by Mr. Liu until being acquired by Lizhan Environmental pursuant to a reorganization (the “Reorganization”).

Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005 and has a registered and paid-up capital of US$7,580,000 as of September 30, 2011.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)          DESCRIPTION OF BUSINESS AND ORGANIZATION – CONTINUED

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

As part of the Reorganization, on November 9, 2009, Lizhan Environmental acquired 100% equity interest in Resources from Mr. Liu.

On November 19, 2010, the Company issued 2,500,000 ordinary shares at par value of $0.32 per share in the initial public offering. The public offering price of the ordinary shares is $4.00 per share.  The Company received net proceeds of approximately $7.6 million from the offering after deducting underwriting discounts and other costs totaling $2.5 million.

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

On February 8, 2010, Resources entered into a share transfer agreement with Eminent Benefit Holdings Limited (“Eminent”, which is wholly-owned by Mr. Liwen Zhang, a key employee of the Company since February 2010) (with no ownership interest in the Company) to transfer 13% ownership interest in Hongzhan to Eminent for $650,000. Pursuant to a supplemental agreement, dated February 10, 2010, the parties agreed that Mr. Liwen Zhang shall transfer one patent and two pending patents applications, which are related to the production of evergreen leather products in satisfaction of the $650,000 payable by Eminent to Resources for the transfer of 13% ownership interest in Hongzhan. As a result, the Company essentially disposed of 13% ownership interest in Hongzhan in exchange for the one patent and two patents pending transferred from Mr. Liwen Zhang. Immediately before this share transfer agreement, Hongzhan had not commenced any business activities and had no assets except for the cash it received from the issuance of its capital.

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

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)     DESCRIPTION OF BUSINESS AND ORGANIZATION – CONTINUED

Changes in Ownership Interest in the Subsidiary (…/Cont’d)

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

(2)    GOING CONCERN AND MANAGEMENT’S PLANS

The Company has a working capital deficiency of approximately $6,300,000 and $8,200,000 at September 30, 2011 and 2010, respectively. The Company used approximately $8,600,000 of cash for operation at September 30, 2011. These conditions raise substantial doubt about its ability to continue as a going concern.  The Company’s activities have been primarily financed through bank loans. The Company intends to raise additional capital through bank loans to fund its operations.  However, no formal commitments or arrangements to advance or loan funds to the Company.  There is no legal obligation for either management or significant stockholders to provide additional future funding. There is no assurance that the Company will be able to borrow additional funds and/or raise any equity.

(3)    SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of presentation and consolidation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Lizhan Environmental, Resources and Lizhan Textile have all been under common control of Mr. Liu before and after the Reorganization. The Reorganization has been accounted for as a common control transaction using the “as if” pooling method of accounting. These consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the Reorganization had occurred as of the beginning of the earliest period presented.

The consolidated financial statements include all accounts of the Company and its subsidiaries. All material inter-company balances and transactions have been eliminated on consolidation.

(b)     Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(c)     Foreign currency translation

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income. The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	2011	2010	2009

Balance sheet items, except for equity accounts	RMB6.3780=$1	RMB6.6905=$1	RMB6.8290=$1
	HK$7.7840=$1	HK$7.7599=$1	HK$7.7805=$1

Items in statements of income and cash flows	RMB6.5236=$1	RMB6.8054=$1	RMB6.8306=$1
	HK$7.7790=$1	HK$7.7656=$1	HK$7.7890=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

(d)     Cash

Cash consists of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC. Management believes that these major financial institutions are of high credit quality. Restricted cash is excluded from cash and cash equivalents.

(e)     Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of any allowances for doubtful accounts.  The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible.  The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and settlement status, its current credit-worthiness as well as current economic trends.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

Based on the Company’s assessment of collectability as of the balance sheet dates, there has been $263,620 and nil allowance for doubtful accounts recognized as of September 30, 2011 and 2010 respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(i)      Land use right

Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to use the land only through land use rights granted by the PRC government for a certain period (usually 50 years).

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

Based on the Company’s assessment, there have been no events or changes in circumstances that would indicate any impairment of long-lived assets as of September 30, 2011, 2010 and 2009.

(k)     Fair value measurements

FASB ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

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

There was no asset or liability measured at fair value on a non-recurring basis as of September 30, 2011 and 2010.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company records its revenue net of value added and other taxes, sales discounts and returns. There were USD1,633,985 of product returns for the year ended September 30, 2011 which have not been resold, and USD245,098 provision for impairment has been made for the inventory as of September 30, 2011.

There were insignificant product returns for the two years ended September 30, 2010 and hence no provision has been made for inventory as of September 30, 2010 and 2009, respectively.

(m)   Nonmonetary transactions

The Company accounts for nonmonetary transactions based on the fair value of the assets (or services) involved in accordance with the requirements of FASB ASC Topic 845, “Nonmonetary Transactions”.

(n)     Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are included in selling and marketing expenses and amounted to $203,506, $24,174 and $40,220 for the years ended September 30, 2011, 2010 and 2009, respectively.

(o)     Shipping and handling costs

Shipping and handling costs are charged to expense when incurred and are included in selling and marketing expenses. Shipping and handling costs charged to operations were $236,569, $219,852 and $116,388 for the years ended September 30, 2011, 2010 and 2009, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(p)     Income taxes

The Company accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

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

FASB ASC Topic 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(q)     Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the three years ended September 30, 2011, 2010 and 2009.

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

(s)      Pension and employee benefits

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the years ended September 30, 2011, 2010 and 2009 were $153,131, $104,798 and $51,763, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)     SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

(u)     Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of salary for the research and development staff and depreciation for plant and machinery. The Company recorded $92,522, $136,398 and $64,991 of research and development costs for the years ended September 30, 2011, 2010 and 2009, respectively.

(v)     Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of the Company’s common stock outstanding during the fiscal years. Diluted earnings per share is computed on the basis of the weighted-average number of shares of the common stock plus any effect of dilutive potential common shares outstanding during the period using the if-converted method.

The following table sets forth the computation of basic and diluted net income per common share:

	For the Year ended
	2011	2010	2009

Net income attributable to Lizhan’s shareholder	$16,333,445	$8,186,807	$2,731,298

Weighted average
outstanding shares	13,314,080	11,084,983	10,937,500

Earnings per common stock:
Basic	$0.12	$0.74	$0.25
Diluted	$0.12	$0.74	$0.25

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

49

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)           CASH

As at September 30, 2011 and 2010, substantially all of the Company’s cash included cash balances deposited with banks located in the PRC. According to existing PRC laws and regulations, remittance of these cash balances out of the PRC is subject to various restrictions imposed by the PRC government.

(5)           RESTRICTED CASH

Restricted cash represents bank deposits held as collaterals for the bank acceptance notes payable (see Note 13), and will be released only at the expiration date of the bank acceptance notes.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)     INVENTORIES

Inventories consist of the following:

	As of September 30,
	2011	2010

Raw materials	$1,671,437	$1,491,532
Work-in-process	8,196,094	1,979,247
Finished goods and consumables	3,386,458	1,195,717
	13,253,989	4,666,496
Less: Provision for impairment	245,098	-
Total	$13,008,891	$4,666,496

(7)     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of September 30,
	2011	2010

Deposits for purchase of raw materials and accessories	$559,568	$1,196,436
Prepaid operating expenses	107,581	740,627
Prepaid rent- current portion (See note 8)	588,151	-
Other deposits	217,602	475,366
Advances to staff for normal business purposes	31,081	11,883
Loan to third party	1,465,977	-
Others	68,875	17,808
Total	$3,038,835	$2,442,120

Loan to third party represents loan to a customer. This customer agreed to be the Company's strategic business partner and both agreed to share the customer's resources to develop and test the Company's new products. The customer further agreed to choose the Company as its preferred furniture fabric supply. Under several agreements signed with the customer January 1, 2011, March 9, 2011 and July 25, 2011 and subsequently renewed on October 1, 2011. The Company has loaned the customer a total $1,465,977 for operating cash. In return, the customer can only purchase Recycled Flocked fabric from the Company.  The loans are not-secured, interest bearing and with one year fixed repayment term and mature on September 30, 2011, March 8, 2012 and July 24, 2012 respectively. Interest is charged in accordance with the loan interest rate stipulated by the People's Bank of China for the corresponding period. However, no interest income has been recognized for the year ended September 30, 2011.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)     SECURITY DEPOSIT AND PREPAID RENT

	As of September 30,
	2011	2010

Security deposit	$783,945	$-
Prepaid rent	1,745,653	-
	2,529,598	-
Less: Current portion	(588,151)	-
	$1,941,447	$-

The Company entered into a new lease agreement in December 2010 for new production and storage facilities related to its Evergreen products with Zhejiang Zhongyoukangti Recreational Equipment Company Limited. The lease is for a period of 10 years and expires on November 30, 2020. The annual rental is approximately $588,151. Up-on signing of the lease, the Company was required to pay a deposit of $783,945 and prepaid rent in the amounts of $1,745,653 to be applied to future years rent. Rental expenses of $479,187 have been charged to operations in the year ended September 30, 2011.

Rent expense charges to future years is as follows:
Year ending September 30, 2012	$588,151
Year ending September 30, 2013	588,151
Year ending September 30, 2014	569,351
$1,745,653

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)     INTANGIBLE ASSETS

Intangible assets, net consisted of the following:

	As of September 30,
	2011	2010

Patent and pending patents applications	$650,000	$650,000
Less: Accumulated amortization	(54,167)	(21,667)
Net book value	$595,833	$628,333

As discussed in Note 1, one patent and two pending patents applications with an aggregate cost of $650,000 were acquired essentially in exchange for 13% ownership interest in the new subsidiary, Hongzhan, in February 2010. These patent and pending patents applications relate to the production of the Company’s new evergreen products.

Amortization expenses were $32,500, $21,667 and nil for the year ended September 30, 2011, 2010 and 2009, respectively.  The expected amortization for the next five years and thereafter is as follows:

Year ending September 30, 2012	$ 32,500
Year ending September 30, 2013	32,500
Year ending September 30, 2014	32,500
Year ending September 30, 2015	32,500
Year ending September 30, 2016	32,500
Thereafter	433,333
$ 595,833

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10)       PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of September 30,
	2011	2010
At cost:
Buildings	$21,729,113	$4,789,139
Plant, machinery and equipment	13,055,459	5,946,949
Motor vehicles	406,016	266,596
Office equipment	327,243	269,607
Computer software	2,007	1,874
Construction in progress	780,477	3,013,937
Total	36,300,315	14,288,102
Less: Accumulated depreciation and amortization	(2,206,124)	(1,381,447)
Net	$34,094,191	$12,906,655

Total depreciation and amortization  expense for the years ended September 30, 2011, 2010 and 2009 was $750,197, $693,653 and $505,340, respectively. Depreciation expense included in cost of sales amounted to $519,388, $496,238 and $331,062, for the years ended September 30, 2011, 2010 and 2009 respectively. Depreciation expense included in operating expenses amounted to $230,809, $197,415 and $174,278 for the years ended September 30, 2011, 2010 and 2009 respectively.

Buildings with net book value of $17,783,460 and $4,423,733 as of September 30, 2011 and 2010 are held as collateral for the bank acceptance notes (see Note 13) and term loans (see Note 14).

Plant, machinery and equipment with net book value of $4,595,458 and nil as of September 30, 2011 and 2010 are held as collateral for the term loans (see Note 14).

Construction in progress as of September 30, 2011 and 2010 represents costs of  production plant, machinery and equipment which had not been placed in service pending completion of their installation and integration. The estimated cost to complete their installation and integration is approximately $721,229 and $1,871,928 as of September 30, 2011 and 2010 respectively. No depreciation has been provided for construction in progress.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)      LAND USE RIGHTS

Land use rights represent prepaid lease payments to the local government in the PRC for the use of 3 parcels of land where the Company’s production facilities are located. Land use rights have a 40 to 50-year lives.

The expected amortization expense of the prepaid land use rights for each of the next five years and thereafter is as follows:

Year ending September 30, 2012	$38,183
Year ending September 30, 2013	38,183
Year ending September 30, 2014	38,183
Year ending September 30, 2015	38,183
Year ending September 30, 2016	38,183
Thereafter	1,489,420
$1,680,335

The Company’s land use rights with carrying amount of $1,680,335 as of September 30, 2011 have been held as collateral for the bank acceptance notes (see Note 13) and term loans (see Note 14).

(12)       DEFERRED INCOME

On June 26, 2008, the Company entered into an asset transfer contract with an unrelated customer. Pursuant to the contract, the Company acquired certain used machinery in exchange for granting an exclusive right to the customer for the distribution of the Company’s products produced by those machines (i.e. tufted fabrics) within the United States of America for a period of two years from October 2008 to October 2010. The Company has accounted for this transaction in accordance with FASB ASC Topic 845, “Nonmonetary Transactions”.

The Company has applied the cost approach in measuring the fair values of the machinery received based on the current quoted prices provided by the machine supplier, depreciated by reference to generally accepted service lives of similar machines and adjusted to reflect those machines’ existing physical condition, functional and economic obsolescence. On the other hand, in order to arrive at the fair value of the exclusive distribution right surrendered, the Company would rely on the income approach which would use the Company’s estimates of future cash flows or earnings to be derived from the distribution rights, discounted to a present value based on its own assumptions about risk, rate of return, etc. Therefore, the fair values of the machines having been determined based on quoted prices for similar assets (Level 2 fair value hierarchy according to FASB ASC Topic 820-10-35-37) are considered more clearly evident than the fair value of the distribution rights surrendered, which may only be determined based on unobservable inputs (Level 3 fair value hierarchy).

Accordingly, this transaction has been accounted for based on the aggregate fair value of the machines received, which amounted to $1,294,186, in accordance with the requirements of FASB ASC Topic 845-10-30-1.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)      DEFERRED INCOME – CONTINUED

The exclusive distribution right granted to the customer has been recorded as deferred income, and subsequently amortized and recognized as revenue on a straight-line basis over the two-year period of the exclusive distribution right. Accordingly, $112,923 was recognized as revenue for the year ended September 30, 2011. The rollforward of the deferred income is as follows:

Fair value of machinery received	$1,294,186
Recognition of revenue from exclusive distribution right for the year ended September 30, 2009	(539,244)
Effect of exchange rate changes	171
Deferred income included in current liabilities as of September 30, 2009	$755,113
Recognition of revenue from exclusive distribution right for the year ended September 30, 2010	(649,484)
Effect of exchange rate changes	4,477
Deferred income included in current liabilities as of September 30, 2010	$110,106
Recognition of revenue from exclusive distribution right for the year ended September 30, 2011	(112,923)
Effect of exchange rate changes	2,817
Deferred income included in current liabilities as of September 30, 2011	$-

(13)      BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consist of the following:

	As of September 30,
	2011	2010
Bank acceptance notes:
China Citic Bank	$78,394	$896,793
Jiaxing City Commercial Bank	1,207,275	1,248,039
Shanghai Pudong Development Bank	1,285,669	-
Total	$2,571,338	$2,144,832

The bank acceptance notes generally mature in periods ranging from three to six months as at September 30, 2011 and 2010. The bank acceptance notes bear bank charges calculated as 0.05% of the face value of the notes.

As security for the bank acceptance notes at September 30, 2011, the Company has placed deposits equal to 50% of the note amounts with the banks (see Note 5 regarding Restricted Cash), pledged its buildings, plant, machinery and equipment (see Note 10) and land use right (see Note 11) in favor of the banks, and provided the banks with the personal guarantee of Mr. Liu, Mr Liu's wife and related party guarantee by its subsidiary.

As at September 30, 2010, the Company has placed deposits equal to 50% of the note amounts with the banks (see Note 5 regarding Restricted Cash), pledged its buildings (see Note 10) and land use rights (see Note 11) in favor of the banks, and provided the banks with the personal guarantee of Mr. Liu, related party guarantee by its subsidiary and third party guarantee. Bank charges on the bank acceptance notes are included in other expenses and amounted to $3,613, $3,212 and $6,568 for the year ended September 30, 2011, 2010 and 2009, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) TERM LOANS

(a)     SHORT-TERM LOANS

The Company has entered into loan agreements with several banks in the PRC to obtain fixed-rate term loans with maturities not exceeding 12 months, to meet its working capital needs.  Short-term loans consist of the following:

	As of September 30,
	2011	2010
Payable to:
China Construction Bank	$3,135,779	$5,007,100
China Citic Bank	4,640,953	448,397
China Minsheng Banking Corp., Ltd.	783,945	-
Jiaxing City Commercial Bank	6,741,925	7,473,283
Shanghai Pudong Development Bank	1,567,890	-
Industrial and Commercial Bank of China	4,107,871	-
Hangzhou Bank	-	747,328
Total	$20,978,363	$13,676,108

Weighted average interest rate	7.17%	5.77%

As at September 30, 2011 and 2010, the short-term bank loans are secured by the Company’s buildings, plant, machinery and equipment (see Note 10) and land use rights (see Note 11), and personal guarantee of Mr. Liu, its subsidiary and other unrelated third parties. Additionally, as at September 30, 2011, the short term loans are also secured by personal guarantee of Mr. Liu's wife. The Company is in compliance with financial covenants associated with the short term bank loans.

Interest expense on the short-term bank loans amounted to $979,892, $383,734 and $166,186 for the years ended September 30, 2011, 2010 and 2009, respectively of which $567,972, $83,125 and nil of the interest expenses is capitalized to construction in progress for the year ended September 30, 2011, 2010 and 2009 respectively.

(b)     LONG-TERM LOANS

The Company has entered into loan agreements with several banks in the PRC to obtain floating-rate term loans with maturities exceeding 12 months.  Long-term loans consist of the following:

	As of September 30,
	2011	2010
Payable to:
China Construction Bank	$2,116,651	$-
Jiaxing City Commercial Bank	1,567,890	-
Total	$3,684,541	$-

Weighted average interest rate	5.99%	Nil

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14)     TERM LOANS – CONTINUED

(b)     LONG-TERM LOANS – CONTINUED

The long-term bank loans are secured by the Company’s buildings (see Note 10) and land use rights (see Note 11), and personal guarantees of Mr. Liu and its subsidiary.  The Company is in compliance with financial covenants associated with the long term bank loans as of September 30, 2011.

Interest expenses on the long-term bank loans amounted to $195,167 for the year ended September 30, 2011 and nil for the two years ended September 30, 2010 and 2009, respectively. All the interest expenses are capitalized to construction in progress.

	As of September 30,
	2011	2010
Carrying amount repayable:
Year ending September 30, 2012	$3,684,541	$-

(15)      ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of September 30,
	2011	2010

Accrued operating expenses	$364,748	$455,102
Other tax payables	-	402,220
Other payables	166,969	394,527
Total	$531,717	$1,251,849

(16)      STOCKHOLDER’S EQUITY

On January 12, 2010, the Company issued an aggregate 206,250 ordinary shares to Mr. Liu, for a purchase price of $4.80 per share, or $990,000 in aggregate.

On November 19, 2010, the Company issued 2,500,000 ordinary shares pursuant to the initial public offering at a price of $4.00 per share. The Company received proceeds of approximately $7.6 million from the offering after deducting underwriting discounts, expense of $2.5 million.

(17)     NON-CONTROLLING INTERESTS

Non-controlling interests arose from the Company’s ownership of 13% interest in Hongzhan before it was disposed of in exchange for certain patents, as further disclosed in Note 1.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18)       STATUTORY RESERVES

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

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of Lizhan Textile’s registered capital whereas enterprise expansion fund appropriation is at its discretion. Appropriation to the general reserve must be made before distribution of dividends to stockholders. The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended September 30, 2011 and 2010, the Company made total appropriations of $268,604 and $867,154 from retained earnings to these statutory reserves, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts.

(19)       OTHER INCOME

Other income consists of the following:
	Year ended September 30,
	2011	2010	2009

Revenue from exclusive distribution right (see Note 12)	$112,923	$649,484	$539,244
Government grants	1,131,583	440,826	26,367
Scrap sales and others	16,903	49,135	44,937
Total	$1,261,409	$1,139,445	$610,548

During the year ended September 30, 2011, the Company received government grant of $1,131,583 in installments. The government grant was unconditional and awarded to the Company as support for the Company’s Evergreen products development.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(20)       INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

Cayman Islands
Lizhan Environmental, being incorporated in the Cayman Islands as an exempted company, is not subject to any income tax in the Cayman Islands.

Hong Kong
Resources is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the year ended September 30, 2011, 2010 and 2009. However, as Resources has not generated any revenue or income, no provision for Hong Kong income tax has been made.

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

The Company’s income tax expense consists of the following:

	Year ended September 30,
	2011	2010	2009

PRC:
- current income tax	$405,755	$912,249	$-
- deferred income tax	-	-	-
Total	$405,755	$912,249	$-

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	Year ended September 30,
	2011	2010	2009

Income before tax	$1,836,940	$9,070,229	$2,731,298

PRC statutory income tax rates	25%	25%	25%
Expected income tax expense calculated at PRC statutory tax rates	459,235	2,267,557	682,825
Tax holiday	(385,491)	(1,482,335)	(684,519)
Non-deductible expense	332,011	127,593	1,694
Other	-	(566)	-
Actual income tax expense	$405,755	$912,249	$-

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(20)     INCOME TAXES – CONTINUED

As of September 30, 2011 and 2010, the Company did not have any significant temporary differences and carryforwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended September 30, 2011, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2010 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the income tax returns of Lizhan Textile for the fiscal years ended September 30, 2008 through 2011 are open to examination by the PRC state and local tax authorities.

(21)       RELATED PARTY TRANSACTIONS

Due from related parties
	Year ended September 30,
	2011	2010

Amount due from a stockholder and director - Mr. You Jian Rong	$-	$1,497

The amounts due to related parties are interest-free, unsecured and without fixed repayment term.

Related party purchase

	Year ended September 30,
	2011	2010	2009

Purchase from:
- Haining Yanfeng Textile Co., Ltd. (Under common control of Mr. Liu)	$-	$-	$1,540

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(21)       RELATED PARTY TRANSACTIONS – CONTINUED

Guarantees given by a stockholder and director
As of September 30, 2011 and 2010, Mr. Liu provided a personal guarantee for the Company’s bank acceptance notes (Note 13) and term loans (Note 14). And as of September 30, 2011, Mr. Liu’s wife provided a personal guarantee for the Company’s term loans (Note 14).

Use and Transfer of Patents by a Principal Stockholder
Mr. Liu has allowed the Company to use exclusively 7 patents for fabric designs for no consideration. In June 2010, in order to legalize the Company’s ownership of these patents, Mr. Liu agreed to transfer their legal titles to the Company for no consideration. As the historical costs recorded by Mr. Liu regarding these patents were insignificant, the Company has not recognized these patents in the consolidated financial statements, in accordance with the guidance of SEC SAB Topic 5:G.

Long term exclusive license
On December 29, 2009, the Company’s 87% subsidiary, Hongzhan, entered into an exclusive long-term license agreement with Mr. Liwen Zhang, the sole owner of Eminent, which in turn holds 13% interest in Hongzhan, and a key employee of the Company. Pursuant to the license agreement, Mr. Liwen Zhang has licensed to the Company the use of certain patents in relation to the key innovative production technology for the manufacture of the Company’s new evergreen products for fifteen years, for the license fees of RMB100,000 (or $15,678) for the first year, RMB200,000 (or $31,358) for the second year, and RMB300,000 (or $47,037) for the third year and each of the years thereafter.

During the year ended September 30, 2011, 2010 and 2009, the Company recognized a license fee expense of $26,826, $11,021 and nil respectively, included under “General and administrative expenses” in the accompanying interim consolidated income statements. In connection with the patent license agreement with Mr. Liwen Zhang, the Company is obligated to pay the license fee for the patents as follows:

Year ending September 30, 2012	$43,117
Year ending September 30, 2013	47,037
Year ending September 30, 2014	47,037
Year ending September 30, 2015	47,037
Year ending September 30, 2016	47,037
Thereafter	388,051
$619,316

(22)      CAPITAL COMMITMENT AND CONTINGENCIES

Capital Commitments
For the purposes of expansion of its production facilities, the Company has entered into a number of contracts for the acquisition and construction of property, plant and equipment. The related capital commitments as of September 30, 2011 amounted to $4,773,609, which is expected to be disbursed during the next twelve months.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(23)      OPERATING LEASE COMMITMENTS

License fee expense for obligations under operating leases was $26,826 for the year ended September 30, 2011. In December 2010, the Company entered into an agreement to lease production facilities and storage related to its Evergreen Products (See note 8). The monthly rent pursuant to this agreement is approximately $49,013 and the term of this agreement expires in November 2020. The total future minimum lease payments under non-cancellable operating leases with respect to premises and license fee are payable as follows:

Year ending 30 September,
	License Fee	Premises	Total
2012	$43,117	$-	$43,117
2013	47,037	-	47,037
2014	47,037	18,800	65,837
2015	47,037	588,151	635,188
2016	47,037	588,151	635,188

Thereafter	388,051	2,450,629	2,838,680
	$619,316	$3,645,731	$4,265

(24)      EMPLOYMENT AGREEMENT

The Company has entered into employment agreement with Shan Chi, the Chief Financial Officer, and the annual minimum compensation for the terms of the employment agreements are as follows:

Year ending 30 September,

2012	$ 130,000
2013	54,167
Total	$ 184,167

(25)      CERTAIN RISKS AND CONCENTRATIONS

Credit risk and major customers
Financial instruments that expose the Company to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of September 30, 2011 and 2010, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectability problem. As of September 30, 2011, two customers accounted for 29% and 11% of the Company's accounts receivable, respectively. As of September 30, 2010, two customers accounted for 22% and 14% of the Company's accounts receivable, respectively.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(25)      CERTAIN RISKS AND CONCENTRATIONS – CONTINUED

Customers accounting for 10% or more of the Company’s net revenue are as follows:

	Year ended September 30,
	2011	2010	2009

Customer A	39%	30%	28%
Customer B	13%	16%	33%
Customer C	-	17%	-

Except as disclosed above, no other single customer accounted for 10% or more of the Company’s net revenue for the year ended September 30, 2011, 2010 and 2009.

Concentration of suppliers
The Company purchased its raw materials from a few primary suppliers, which expose the Company to risk of concentration of suppliers. Suppliers accounting for 10% or more of the Company’s cost of revenue are as follows:

	Year ended September 30,
	2011	2010	2009

Supplier A	-	-	11%
Supplier B	15%	12%	16%
Supplier D	-	12%	-
Supplier E	15%	-	-
Supplier F	10%	-	-

Foreign Operations
Substantially, all of the Company's operations are carried out and its long-lived assets are located within the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, export duties, quotas, and embargoes, domestic and international customs and tariffs, changing taxation policies, foreign exchange restrictions; and political conditions and governmental regulations.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(26)      SEGMENT DATA – ENTITY-WIDE DISCLOSURE

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. The Company operates and manages its business as a single segment that includes primarily the manufacturing and sales of leather and other fabrics.

The following tables sets out the analysis of the Company’s net revenue by product and geographical location:

	Year ended September 30,
	2011	2010	2009

Products:
Ultrasuede leather	$6,636,292	$9,201,596	$8,616,807
Recycled leather flocked fabric	27,230,891	34,209,667	11,740,691
Microfiber towel	473,824	558,408	408,354
Tufted fabric	1,672,957	1,692,669	115,866
Others	328,384	658,885	730,823
Total	$36,342,348	$46,321,225	$21,612,541

Geographical information:
PRC	$24,015,948	$35,720,935	$13,550,142
United States	3,580,801	6,363,200	5,488,462
Nicaragua	1,541,227	2,354,356	2,093,445
Belgium	3,278,339	903,426	199,698
Estonia	1,451,882	-	-
Others	2,474,151	979,308	280,794
	$36,342,348	$46,321,225	$21,612,541

Revenues are attributed to countries according to the location where the customers take delivery of the Company’s products.

All of the Company’s assets are located in the PRC.

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(27)     ADOPTION OF STOCK OPTION PLAN

On March 1, 2010, the Company’s Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan (the “2010 Plan”).  The 2010 Plan allows the Company to grant stock options to officers, directors (whether or not they are employed by the Company), executive, managerial, professional or administrative employees of, and consultants to, the Company, its parent, subsidiaries and joint ventures (collectively, “key persons”) as the Committee in its sole discretion shall select. Up to 1,875,000 shares of the Company’s common stock may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key individuals with compensation for initiative and incentives.

The Company has not granted any options under the 2010 Plan as of September 30, 2011.

(28)      CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN ENVIRONMENTAL

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

As of September 2011, 2010 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements.

Condensed Balance Sheets
	As of September 30,
	2011	2010
Assets
Cash	$47,024	$17,957
Investments in subsidiaries	28,520,239	18,404,028
Total assets	$28,567,263	$18,421,985

Liabilities and Shareholders’ Equity
Current liabilities:
Other Payable	$59,176	$76,693
Total liabilities	59,176	76,693

Shareholders’ equity
Total Lizhan’s shareholders’ equity	28,061,615	17,721,513

Noncontrolling interest	446,472	623,779
Total equity	28,508,087	18,345,292

Total liabilities and shareholders’ equity	$28,567,263	$18,421,985

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(28)      CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN ENVIRONMENTAL – CONTINUED

Condensed Statement of Income	Year ended September 30,
	2011	2010	2009

General and administrative expenses	$(416,895)	$(303,561)	$(42,080)
Equity in income of subsidiaries	2,050,340	8,489,668	2,773,378
Net income	$1,633,445	$8,186,107	$2,731,298

Condensed Statement of Cash Flows	Year ended September 30,
	2011	2010	2009

Net cash used in operating activities	$-	$-	$1
Net cash used in investing activities	(234,231)	(972,482)	(690,552)
Net cash provided by financing activities	263,298	990,439	690,552
Cash, beginning of year	17,957	-	-
Cash, end of year	$47,024	$17,957	$-

LIZHAN ENVIRONMENTAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(29)       SUBSEQUENT EVENTS

The Company's ordinary shares are currently listed on the NASDAQ Global Market under the symbol LZEN. On April 9, 2012, the company applied to transfer the listing of its ordinary shares to the NASDAQ Capital Market, as the Company no longer meets the listing requirements for the NASDAQ Global Market. NASDAQ is currently reviewing the application.

The Company received two letters, dated October 11, 2011 and October 12, 2011, from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the bid price of the ordinary shares closed below the minimum $1.00 per share and the market value of the Company’s publicly held ordinary shares (“MVPHS”) was below the minimum of $5,000,000, both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1) (the “Minimum Bid Price Rule”) and 5450(b)(1) (the “MVPHS Rule”), respectively.

In accordance with NASDAQ Marketplace Rules 5810(c)(3)(A) and 5810(c)(3)(D), the Company has been provided a grace period of 180 calendar days, or until April 9, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days. As of April 9, 2012, the Company did not regain compliance with the Minimum Bid Price Rule or the MVPHS Rule. NASDAQ notified the Company that the ordinary shares could be delisted from the NASDAQ Global Market, but that pursuant to NASDAQ rule 5810(c)(3XA)(ii), the Company was eligible for additional time by applying for a transfer of the ordinary shares to the NASDAQ Capital Market.

On April 9, 2012, the Company applied to transfer the listing of the ordinary shares from the NASDAQ Global Market to the NASDAQ Capital Market. The Company believes that they satisfy the requirements for initial listing on the NASDAQ Capital Market (except for the bid price requirement). The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement. The Company will, however, have to provide written notice of its intention to cure the minimum bid price requirement during the following 180 day period.

There can be no assurance that the Company's application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.