Form 20-F/A
period 2011-09-30
Lizhan Environmental Corp
filed 2012-04-23
CIK 1489784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F/A

(Amendment No. 1)

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 30, 2012 was: 13,643,750 ordinary shares, par value $0.32 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17    Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No ☒

 Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No.1 to our Annual Report on Form 20-F for the year ended September 30, 2011, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2012. This Form 20-F/A amends and restates Item 15. Controls and Procedures.

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

Not Applicable.

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND U.S.E OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

(b)           Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2011. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)           Attestation Report of Registered Public Accounting Firm

This Form 20-F/A does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting, as the Company is a non-accelerated filer.

(d)           Changes in Internal Control Over Financial Reporting

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

Date: April 23, 2012

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